Confidential Submission No. 3 submitted on May 13, 2016

pursuant to the Jumpstart Our Business Startups Act of 2012.

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

PetIQ, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	5122	35-2554312
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

500 E. Shore Drive, Suite 120

Eagle, Idaho 83616

208-939-8900

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

McCord Christensen

Chief Executive Officer

PetIQ, Inc.

500 E. Shore Drive, Suite 120

Eagle, Idaho 83616

208-939-8900

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Please send copies of all communications to:

James J. Junewicz, Esq. Winston & Strawn LLP 35 West Wacker Drive Chicago, Illinois 60601 (312) 558-5600	Christopher D. Lueking, Esq. Latham & Watkins LLP 330 North Wabash Avenue, Suite 2800 Chicago, Illinois 60611 (312) 876-7700

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Class A common stock, $0.001 par value per share	$	$

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(2)	Includes shares of Class A common stock subject to the underwriters’ option to purchase additional shares of Class A common stock.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated May 13, 2016

PROSPECTUS

             Shares

PetIQ, Inc.

CLASS A COMMON STOCK

This is an initial public offering of shares of Class A common stock of PetIQ, Inc. We are offering              shares of our Class A common stock.

Prior to this offering, there has been no public market for our Class A common stock. We anticipate that the initial public offering price will be between $         and $         per share. We have applied to list our Class A common stock on the NASDAQ Global Market under the symbol “PETQ.”

Investing in our Class  A common stock involves substantial risk. See “Risk Factors” beginning on page 18 of this prospectus.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us, before expenses	$	$

(1)	We have agreed to reimburse the underwriters for certain expenses. See “Underwriting.”

Delivery of the shares of Class A common stock is expected to be made on or about                     , 2016.

We have granted the underwriters a 30-day option to purchase up to an additional              shares of Class A common stock at the initial public offering price less underwriting discounts and commissions.

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 and will be eligible for reduced public company reporting requirements.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Baird	William Blair

                    , 2016

i

You should rely only on the information contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. Neither we nor the underwriters have authorized anyone to provide you with different information. We and the underwriters are offering to sell, and seeking offers to buy, shares of our Class A common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our Class A common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside the United States: Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of Class A common stock and the distribution of this prospectus outside the United States. See “Underwriting.”

BASIS OF PRESENTATION

In connection with the closing of this offering, we will effect certain organizational transactions. Unless otherwise stated or the context otherwise requires, all information in this prospectus reflects the consummation of the organizational transactions, which we refer to collectively as the “Transactions,” and this offering. See “The Transactions” for a description of the Transactions and a diagram depicting our organizational structure after giving effect to the Transactions and this offering.

As used in this prospectus, unless the context otherwise requires, references to:

●	“we,” “us,” “our,” the “Company,” “PetIQ” and similar references refer: (i) following the consummation of the Transactions and this offering, to PetIQ, Inc., a Delaware corporation, and, unless otherwise stated, all of its subsidiaries, including PetIQ Holdings, LLC, a Delaware limited liability company, which we refer to as “HoldCo,” and PetIQ, LLC, an Idaho limited liability company, which we refer to as “OpCo,” and, unless otherwise stated, all of its subsidiaries and (ii) on or prior to the completion of the Transactions and this offering, to HoldCo and, unless otherwise stated, all of its subsidiaries.

●	“Certain Sponsors” refer to, collectively, Eos Capital Partners IV, L.P., Eos Partners, L.P. and Highland Consumer Partners Management Company LLC, which prior to the Transactions are the owners of the Sponsor Corps and will contribute the Sponsor Corps to us in exchange for Class A common stock and certain preference notes (the “Preference Notes”) in connection with the consummation of this offering.

●	“Sponsor Corps” refer to, collectively, ECP IV TS Investor Co., Eos TS Investor Co. and HCP—TS Blocker Corp, each an owner of HoldCo prior to the Transactions that will become our wholly owned subsidiary after giving effect to the Transactions.

●	“Continuing LLC Owners” refer to those owners of HoldCo prior to the Transactions who will exchange certain LLC Interests for the Preference Notes, continue to own LLC Interests after the Transactions and who may, following the consummation of this offering, exchange their LLC Interests for shares of our Class A common stock as described in “Certain Relationships and Related Party Transactions—HoldCo Agreement.”

●	“LLC Interests” refer to the single class of newly issued common membership interests of HoldCo.

PetIQ is a holding company and will be the sole managing member of HoldCo. HoldCo is a holding company and the sole member of OpCo and has no operations and no assets other than the equity interests of OpCo. Upon the completion of this offering and the application of proceeds therefrom, PetIQ’s principal asset will be LLC Interests of HoldCo held directly and indirectly. OpCo is the predecessor of the issuer, PetIQ, for financial reporting purposes. PetIQ will be the audited financial reporting entity following this offering. Accordingly, this prospectus contains the following historical financial statements:

●	PetIQ. Other than the inception balance sheet, dated as of February 29, 2016, the historical financial information of PetIQ has not been included in this prospectus as it is a newly incorporated entity, has no business transactions or activities to date and had no assets or liabilities during the periods presented in this prospectus.

●	OpCo. As we will have no other interest in any operations other than those of OpCo and its subsidiaries, the historical consolidated financial information included in this prospectus is that of OpCo and its subsidiaries.

The unaudited pro forma financial information of PetIQ presented in this prospectus has been derived by the application of pro forma adjustments to the historical consolidated financial statements of OpCo and its subsidiaries included elsewhere in this prospectus. These pro forma adjustments give effect to the Transactions as described in “The Transactions,” including the completion of this offering, as if all such transactions had occurred on January 1, 2015, in the case of the unaudited pro forma consolidated statement of operations data, and as of December 31, 2015, in the case of the unaudited pro forma consolidated balance sheet. See “Unaudited Pro Forma Consolidated Financial Information” for a complete description of the adjustments and assumptions underlying the pro forma financial information included in this prospectus.

TRADEMARKS

This prospectus includes our trademarks, trade names and service marks, such as “PetAction Plus,” “VetIQ,” “PetIQ,” “Heart Shield Plus,” “Minties,” “Advecta II,” “TruProfen,” “PetLock Plus,” “Delightibles” and “Betsy Farms,” which are protected under applicable intellectual property laws and are our property. This prospectus also contains trademarks, trade names and service marks of other companies, which are the property of their respective owners. Solely for convenience, trademarks, trade names and service marks referred to in this prospectus may appear without the ®, ™ or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, trade names and service marks. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

MARKET AND INDUSTRY DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate is based on information from independent industry and research organizations, other third-party sources (including industry publications, surveys and forecasts) and management estimates. Management estimates are derived from publicly available information released by independent industry analysts and third-party sources, as well as data from our internal research, and are based on assumptions made by us upon reviewing such data and our knowledge of such industry and markets which we believe to be reasonable. Although we believe the data from these third-party sources is reliable, we have not independently verified any third-party information. The Company’s statement that it is the industry leader in bringing a broad portfolio of Rx and veterinarian-recommended OTC pet medications to national retail stores is based upon the Company’s first-hand experience in the pet medication market as a vendor of pet medications to national retail stores. As a result of its relationship with such national retail stores, the Company knows that no other vendors supply the same breadth of both Rx and OTC medications and wellness products as the Company to such national retailers. In addition, projections, assumptions and estimates of the future performance of the industry in which we operate and our future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and “Forward-Looking Statements.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our Class A common stock, you should carefully read this entire prospectus, including our consolidated financial statements and the related notes included elsewhere in this prospectus. You should also consider, among other things, the matters described under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in each case appearing elsewhere in this prospectus.

Our Company

PetIQ is a rapidly growing pet medication and wellness company and the industry leader in bringing a broad portfolio of prescription (“Rx”) and veterinarian-recommended over-the-counter (“OTC”) pet medications to national retail stores. Formed in 2010, PetIQ is one of the first companies to deliver premium quality pet Rx medications, OTC medications and wellness products at a significantly greater value to both pet owners and retail partners. PetIQ’s mission is to deliver pet owners a pipeline of innovative products that combine leading technology with affordability, choice and convenience.

We have successfully introduced our products across consumer retail channels including mass, food and drug, club, pet specialty, pharmacies and, recently, e-commerce. We provide retail stores leading third-party brands previously available only from veterinarians (“distributed products”), thus enabling pet owners to buy these products at typically 20% to 30% savings compared to the prices charged by veterinarians. We also provide our retail partners a portfolio of our own proprietary value-branded products, with the same active ingredients, that offer consumers savings of up to 50%. We believe our proprietary value-branded products offer consumers outstanding value and these products complement the products we distribute to our retail partners. Our distributed products allow us to magnify consumer savings and value when they are merchandised next to our proprietary value-branded offerings. We began e-commerce sales in December 2015 through Amazon and expect our e-commerce sales to grow significantly in the future.

Our broad product portfolio spans the most popular health categories for dogs and cats:

●	Rx Medications: includes heartworm preventatives such as Heartgard Plus®, arthritis treatments such as Rimadyl® and heart disease treatments such as Vetmedin®; and our proprietary value-branded products such as heartworm preventative Heart Shield Plus and arthritis treatment TruProfen.

●	OTC Medications and Supplies: includes flea and tick control products such as Frontline Plus® and K9 Advantix® II; and our proprietary value-branded flea and tick control products such as PetAction Plus, PetLock Plus and Advecta II.

●	Wellness Products: includes multiple lines of our proprietary value-branded vitamins, treats, nutritional supplements, hygiene products and supplies under the Delightibles, Betsy Farms, Vera and VetIQ brand names.

Our network of retailers includes Wal-Mart, Sam’s Club, Costco, Petco, PetSmart, Kroger, Target, BJ’s Wholesale Club and Amazon, among others, and more than 30,000 retail pharmacy locations, including chains such as Rite Aid. We market products under multiple brands to address channel-specific requirements, including product differentiation amongst our retail partners. We believe our product offerings provide retailers with a comprehensive category solution and offer consumers newfound choice and convenience when purchasing pet medications and wellness products.

Industry trends suggest that pet owners, seeking savings and convenience when purchasing pet medications, are increasingly migrating from veterinarians’ offices to the retail channels we serve. Although the majority of the estimated $7.0 billion U.S. pet owners spend annually on pet medications for dogs and cats is spent in the veterinary channel, the estimated percent of total pet medications sold by veterinarians decreased from 63% to 59% from 2011 to 2015. We believe that the market share historically enjoyed by veterinarians will continue to decline—and ours will increase—as a result of the price savings and convenience that our product offerings provide. We are well positioned to capitalize on this trend as we currently serve the vast majority of leading retailers’ locations.

We are well positioned to rapidly develop, manufacture and introduce innovative new products to retailers and consumers. Our current pipeline of products results from a combination of in-house specialists and third-party consultants with insights and skills in market analysis, product development, packaging, marketing and industry regulations. These internal and external resources enable us to expand our portfolio of proprietary value-branded products and develop next-generation versions of our existing pet products. We have found that our retail expertise and strong market position makes us an attractive partner for scientists and entrepreneurs developing new products in the pet health and wellness field. A combination of our internal expertise and industry leading relationships have produced several of our top selling products and brands, including VetIQ, PetLock Plus, PetAction Plus and TruProfen.

Our success is reflected in the strong growth we have delivered to date. Our net sales increased from $32 million in 2011 to $206 million in 2015, representing a compound annual growth rate (“CAGR”) of 59%. PetIQ currently has an estimated 3% market share of the U.S. retail pet medications market, indicating significant opportunity for strong future growth with small incremental market share gains.

PetIQ Net Sales ($ millions)	PetIQ Estimated Share of 2015 U.S. Retail Market for Pet Medications for Dogs and Cats(1)
(1) Includes sales in retail channels and the veterinarian channel.

Our Industry

Attractive Industry Growth Rates. In 2014, approximately 63 million U.S. households (51% of total U.S. households) owned a dog or a cat, according to Packaged Facts. According to the American Pet Products Association (the “APPA”), Americans spent $58.0 billion on pet products and services in 2014, more than double their 2001 spending of $28.5 billion. U.S. retail sales of pet medications for dogs and cats have grown from $5.8 billion in 2011 to an estimated $7.0 billion in 2015 and are estimated to reach $8.9 billion by 2019, representing a CAGR of 6% between 2015 and 2019, according to Packaged Facts. Additionally, our innovative pet treats compete in the U.S. dog and cat treat market, which has grown every year since 2010, was $4.5 billion in 2015 and is estimated to reach $6.0 billion of retail sales by 2020, representing a CAGR of 6.4%, according to Euromonitor International.

Key Industry Trends. We believe the following trends are driving sustainable growth in the pet industry:

●	Pet Humanization: According to Packaged Facts, in the United States, an estimated 87% of dog owners and 82% of cat owners view their pets as family members. As pets are increasingly viewed as companions, friends and family members, pet owners are being transformed into “pet parents” with a strong affinity for spending disposable income to meet all of their pets’ needs during all economic cycles.

●	Increasing Consumer Focus on Pet Health and Wellness: Consumers are exhibiting greater interest in improved health for their pets and, as a result, are increasing their purchases of pet products and supplies focused on their pet’s health and wellness.

●	Increasing Pet Age and Incidents of Pet Disease: Pets are living longer and, as a result, have increasing medication needs. The American Veterinary Medical Association (“AVMA”) reports the percentage of households owning dogs aged six and older rose from 42% in 1987 to 48% in 2011, with comparable figures rising from 29% to 50% for cats. Chronic pet disease is increasingly prevalent in dogs and cats. In 2014, it was reported that more than 50% of dogs and cats are overweight and approximately 75% of older dogs and predisposed breeds have heart disease.

●	Rising Pet Ownership: From 2008 to 2014, the percentage of U.S. households with dogs or cats (or both) increased from 49.7% to 51.1%, according to Packaged Facts. Based on the 2010 Census, more U.S. households today have pets than have children, which we believe to be a result of demographic shifts and changing attitudes toward pets that are highly beneficial for us.

●	Migration to Retail: We believe the market for pet medication and wellness products in the retail channel is likely to outpace growth in the broader pet industry. In 2015, approximately 59% of pet medications were sold through the veterinary channel, indicating a large opportunity for retail growth. This migration away from the veterinary channel has already begun as the estimated veterinarian share of the U.S. pet medication industry declined from 63% in 2011 to 59% in 2015 while the estimated retail channel share increased from 12% to 21% over the same period.

We believe that migration will continue in the future because of the significant cost savings that retail channels can deliver. For example, according to a recent PetIQ survey, a prominent branded flea and tick product, which is sold without a prescription, has an average selling price of $58.85 per box when purchased from a veterinarian’s office, but only $38.95 per box at retail. Moreover, our own proprietary value-branded flea and tick product, which has the same active ingredients as the branded product sold by veterinarians, is $19.66 per box, far less expensive than the price charged by veterinarians. We believe sales of pet medications will continue to grow in the retail channel as more consumers become aware of the available cost savings.

Fairness to Pet Owners Act of 2015. We believe that, if enacted, the Fairness to Pet Owners Act of 2015 (“FTPOA”), now pending before Congress, has the potential to accelerate the migration of pet medications to the retail channel. Many pet medications cannot be purchased without a prescription signed by a veterinarian, but in most states veterinarians, unlike physicians treating humans, are not required to give pet owners a prescription that they can fill in retail channels. In May 2015, the United States Federal Trade Commission (“FTC”) published a report titled “Competition in the Pet Medications Industry,” which concluded that giving consumers prescriptions on demand would likely increase competition. The FTPOA would guarantee that pet owners would receive a copy of their pets’ prescriptions without having to ask, pay a prescription release fee or sign a liability waiver. Because a pet prescription is required to purchase many of our pet medications, we believe that the FTPOA, if enacted, would significantly boost retail sales of pet medications and our net sales and profits. For example, 67% of prescription heartworm medications purchased by dog owners are purchased from veterinarians, according to Packaged Facts. We believe automatic receipt of portable prescriptions will enable pet owners to fill prescription medications in the retail channel at discounts comparable to those of pet OTC medications at retail. Illustrative is the enactment in 2003 of the Fairness to Contact Lens Consumers Act, which requires eye care professionals to give consumers contact lens prescriptions that can be filled through many of the same retail channels. As a result of this statute, upon which the FTPOA was modeled, contact lens users are no longer required to buy contact lenses from the eye care professionals who write their prescriptions and now purchase a significant amount of contact lenses online and at retail outlets for prices far less than the prices formerly charged by the eye care professionals when they were the sole source of supply. Since 2003, the contact lens industry has more than doubled in size primarily as a result of more customers entering the market due to lower prices and previous customers replacing their lenses more often. The FTPOA, if enacted, similarly has the potential to spark significant growth in the market for pet medications as more pet owners will be able to afford veterinarian-recommended products.

Our Competitive Strengths

The following strengths form the foundation for our future growth:

Leader in, and Category Creator of, the Rx and OTC Pet Medications Market in the Retail Channel. PetIQ is the leading provider of a broad portfolio of veterinarian-recommended pet Rx medications and OTC flea and tick medications sold in national retail stores. Previously, most veterinarian-recommended flea and tick products were not sold in national retail stores. The category grew significantly after PetIQ brought leading veterinary brands to the national retail sector. We believe that through our development, manufacturing and distribution capabilities, we have enabled retailers to enter and grow the market for high quality pet medications. Packaged Facts predicts that pet medications will be one of the highest growth areas of pet products at retail during the next decade, as retailers of human medications increasingly add animal medications to their product offerings. We believe that our “first mover” momentum, including our established relationships with leading retailers, provides us a significant competitive advantage that will facilitate future growth.

Broad Product Portfolio of Highly Recognized Brands. Our broad product portfolio consists of nine primary brands: VetIQ, PetIQ, PetAction Plus, Advecta II, TruProfen, Minties, Betsy Farms, Vera and Delightibles. We believe our brands are comparable in quality and safety to leading third-party brands, as they contain the same active ingredients as leading third-party brands. Our brands are highly recognizable through targeted marketing campaigns and in-store merchandising. We also provide our retailers with numerous well-known third-party pet medication brands, such as Frontline Plus®, Heartgard Plus® and K9 Advantix® II. By offering a broad product portfolio, we offer retailers a “one-stop shop” solution for pet Rx and OTC medications and wellness products.

Premium Quality, Low Price Value Proposition. Our premium quality, low price value proposition offers consumers increased affordability, choice and convenience. Consumers now have access to a wider array of premium quality pet products and can realize typical savings of 20% to 30% on distributed products and up to 50% on our proprietary value-branded products compared to the prices charged by veterinarians. We believe that as consumer awareness and acceptance of our proprietary value-branded products and their economic benefits increases, more retailers and pet owners will convert to PetIQ’s product portfolio. In addition, retailers benefit by increasing their share of the estimated $8 billion addressable market of pet medications and wellness products for dogs and cats that was previously largely served through the veterinary channel.

Rapid and Innovative Product Development Capabilities. PetIQ has a sophisticated product team with expertise in market analysis, product development, packaging, marketing and industry regulations. These cross-functional skills provide us with ongoing competitive advantages and have resulted in the development of our most successful products and brands, including VetIQ, PetLock Plus, PetAction Plus and TruProfen. Given PetIQ’s track record of successfully launching new products, we have become an attractive commercial partner for leading development companies and outside research and development (“R&D”) scientists and entrepreneurs from around the world. PetAction Plus is an example of a flea and tick product that leveraged our internal expertise and third-party relationships, resulting in enhanced margins for us and retailers and lower prices for our consumers.

Strong Relationships with Leading Retailers. We have the necessary scale to support a broad set of large blue-chip retailers and are increasingly regarded as a leading provider to the nation’s top pet product retailers, including Wal-Mart, Sam’s Club, Costco, Target, Petco and PetSmart. Before partnering with PetIQ, these and other retailers had limited access to veterinarian-recommended pet medication, health and wellness offerings resulting in veterinarians being the primary channel for the category. In addition to providing high-margin category-leading products that retailers and consumers trust, we also deliver industry-leading retail fulfillment and merchandising services, high fill rates, on-time deliveries and same-day or next-day service. In 2014, Sam’s Club recognized PetIQ as its “Supplier of the Year” in the consumable products category, an award that is given to only one supplier per category per year. Similarly, Petco recognized us as “Supplier of the Year” in 2015.

Sophisticated and Scalable Operations. PetIQ has developed the supply-chain management expertise, established the systems infrastructure and invested in the capacity to scale operations with relatively low capital expenditures. We have invested in our Springville, Utah manufacturing facility to obtain quality and safety certifications, including Global Food Safety Initiative (“GFSI”) and an “excellent” Safe Quality Food (“SQF”) certification. These certificates of distinction place our manufacturing quality at the highest level in the industry and give us a competitive advantage against those manufacturers that have not made this significant investment. We operate approximately 400,000 square feet of manufacturing and distribution facilities in three locations on the East coast and in the West. We opened two manufacturing facilities in 2014 to prepare for significant growth, and these facilities currently operate at less than 50% of their full production capacities. These facilities will require minimal additional investment to achieve full capacity and support significant future growth. In 2013, we successfully implemented X3, a Sage ERP system that serves as a foundation for operating our business. We have completed wholesale licensing requirements in all 50 states, which enables us to reach retailers located anywhere in the U.S., and gives us a significant source of competitive advantage.

Passionate Management Team with a Proven Track Record. Our passionate management team has a proven track record of managing fast-growing consumer companies and significant retail industry experience. Our executives have relevant prior experiences at industry-leading firms such as Albertson’s, Wal-Mart, Bayer Animal Health and Piramal Pharmaceuticals. Our Chairman and Chief Executive Officer, McCord Christensen, and our President, Scott Adcock, are the co-founders of PetIQ and have overseen our growth from $32 million of net sales in 2011 to $206 million in 2015. Following the closing of the offering, our management team collectively will own        % of the Class A common stock of the Company. We believe the experience and commitment of our management team positions us to continue to deliver profitable and sustainable future growth opportunities.

Our Strategy

There are significant opportunities to grow our brand awareness, increase our net sales and deliver shareholder value by executing on the following initiatives:

Grow Consumer Awareness of Our Products in the Retail Channel. We are an established category creator in the pet health and medication market with strong penetration of the retail channel and high awareness among retailers. With our broad retail network that includes the top U.S. retailers, we are increasingly focused on building consumer awareness and converting more pet owners to use our products. As pet owners discover that our proprietary value-branded products offer the same effective ingredients as leading brands at lower prices, we believe pet owners will shift their purchasing habits to PetIQ products. Our share of the overall pet Rx and OTC medications and wellness products market will continue to grow.

Increase Shelf Space with Existing Retailers. PetIQ conducts business with the majority of leading retailers with our core product offerings. We believe our net sales will continue to grow as we expand the number of products we have available for sale at each retailer. We also plan to creatively expand SKU placement within existing accounts through our in-house merchandising capabilities. Additionally, with the potential enactment of the FTPOA, we believe we are positioned to expand our presence and shelf space in the retail pharmacy channel with leading retailers such as Rite Aid. These retail pharmacies in addition to a large number of independent pharmacies, could become a significant source of growth for our product categories.

Deliver Innovation in Pet Health and Wellness at Great Value. We have a proven track record of introducing innovative products to the pet health and wellness category. For example, we introduced 39 new proprietary value-branded products since 2014, including PetAction Plus, Delightibles Wild Country Meats and Treats, Piglies, Betsy Farms Infusions and Creamy Crunchy Treats, VERA Premium Jerky, PETIQ Premium Jerky, Great Choice Center Filled Cat Treats and Golden Rewards Premium Jerky. We expect to drive net sales growth primarily by continuing to develop and commercialize new products. We plan to introduce new and improved products across all of our categories over the next few years and will selectively enter relevant adjacent product categories to continue providing our retail customers access to the prescription and OTC medications and other health and wellness products they want most. For example, we recently launched PetAction Plus, which is sold by customers that collectively account for over 80% of our net sales in 2015. We intend to continue to rapidly develop and market products that incorporate innovative ingredients, advanced formulations, improved taste and enhanced functionality that differentiate us in the pet health and wellness market. These efforts include the formulation of value-branded versions of off-patent branded products as well as the refinement of existing products to make packaging and formulations more appealing and convenient for consumers and their pets. In addition, we may seek acquisitions of companies that help us expand our product offering and achieve our growth plan.

Enhance Margins. We expect that our margins will increase as our product mix continues to evolve and include a greater portion of our proprietary value-branded products. Additionally, as net sales increase, we will realize the benefits of leveraging our existing assets and facilities and share efficiency gains with our sourcing and manufacturing partners further driving margin improvement. We believe that, except for the expenses normally associated with being a public company, we will not have material increases in our selling and general administrative expenses to pursue growth plans as we have already made substantial investments in our corporate infrastructure. Finally, our business model requires relatively low levels of capital expenditures and working capital to support growth.

Corporate Information

PetIQ, Inc., a Delaware corporation, was incorporated in February 2016 for the purpose of this offering and has had no business activities or transactions to date. PetIQ is a holding company and the sole managing member of True Science Delaware Holdings, LLC, a Delaware limited liability company, which was formed in May 2012 and renamed PetIQ Holdings, LLC, which we refer to as HoldCo, in February 2016 to better reflect our pet-centric business. HoldCo is the sole member of PetIQ, LLC, an Idaho limited liability company and our predecessor for financial reporting purposes, and has no operations and no assets other than the equity interests of OpCo. Our principal executive office is located at 500 E. Shore Dr., Suite 120, Eagle, ID 83616, and our telephone number is 1-208-939-8900. Our corporate website address is www.petiq.com. We do not incorporate the information on or accessible through any of our websites into this prospectus, and you should not consider any information on, or that can be accessed through, our websites as part of this prospectus.

Our Equity Sponsors

Eos Partners, L.P. (“Eos”) is an alternative investment firm that actively invests in the private equity, credit and public equity markets. Eos targets lower middle market companies in a number of sectors including consumer, healthcare, financial services, energy and business and media services. Immediately following the consummation of this offering, Eos will own approximately     % of our Class A common stock, or     % if the underwriters’ option to purchase additional shares of our Class A common stock is exercised in full.

Labore Et Honore LLC (“Labore”) is a family office investment firm focused on early stage and growth equity businesses. Labore’s targeted sectors include consumer, technology and media and business services. Immediately following the consummation of this offering, Labore will own approximately     % of our Class B common stock, or     % if the underwriters’ option to purchase additional shares of our Class A common stock is exercised in full and     % of the total voting power, or     % of the underwriters’ option to purchase additional shares of Class A common stock is exercised in full.

Highland Consumer Partners (“Highland”) is a venture capital fund focused on high-growth consumer targets. Highland targets consumer companies within specialty retail, e-commerce, consumer products and consumer services. Immediately following the consummation of this offering, Highland will own approximately     % of our Class A common stock, or     % if the underwriters’ option to purchase additional shares of our Class A common stock is exercised in full and approximately     % of our Class B common stock, or     % if the underwriters’ option to purchase additional shares of our Class A common stock is exercised in full and     % of the total voting power, or     % of the underwriters’ option to purchase additional shares of Class A common stock is exercised in full.

Implications of Being an Emerging Growth Company

As a company with less than $1 billion in net sales during our last fiscal year, we qualify as an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). An emerging growth company may take advantage of specified reduced reporting requirements that are otherwise applicable generally to public companies. These provisions include:

●	an option to present only two years of audited financial statements and only two years of related management’s discussion and analysis in the registration statement of which this prospectus is a part;

●	an exemption from compliance with the requirement for auditor attestation of the effectiveness of our internal control over financial reporting for so long as we qualify as an emerging growth company;

●	an exemption from compliance with any requirement that the Public Company Accounting Oversight Board (“PCAOB”) may adopt regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

●	an exemption from the adoption of new or revised financial accounting standards until they would apply to private companies;

●	reduced disclosure about our executive compensation arrangements; and

●	exemptions from the requirements to obtain a non-binding advisory vote on executive compensation or a stockholder approval of any golden parachute arrangements.

We will remain an emerging growth company until the earliest to occur of: the last day of the year in which we have $1 billion or more in annual net sales; the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates as of the last day of our most recently completed second quarter; the issuance, in any three-year period, by us of more than $1 billion in non-convertible debt securities; or the last day of the year ending after the fifth anniversary of this offering. We may choose to take advantage of some, but not all, of the available benefits under the JOBS Act. We are choosing to irrevocably “opt out” of the extended transition periods available under the JOBS Act for complying with new or revised accounting standards, but we intend to take advantage of the other exemptions discussed above. Accordingly, the information contained herein may be different from the information you receive from other public companies in which you hold stock. See “Risk Factors—Risks Related to This Offering and Ownership of Our Class A Common Stock” which describes that we are an emerging growth company, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Class A common stock less attractive to investors.

Risks Related to Our Business

Our business is subject to numerous risks and uncertainties, including those highlighted in the section entitled “Risk Factors” immediately following this prospectus summary, that primarily represent challenges we face in connection with the successful implementation of our strategy and the growth of our business. We expect a number of factors may cause our operating results to fluctuate on a quarterly and annual basis, which may make it difficult to predict our future performance. Such factors include, among other things:

●	we are dependent on a relatively limited number of customers for a significant portion of our net sales;

●	we may not be able to successfully implement our growth strategy on a timely basis or at all;

●	we have incurred net losses in the past and may be unable to achieve or sustain profitability in the future;

●	if we continue to grow rapidly, we may not be able to manage our growth effectively;

●	we operate in a highly competitive industry and may lose market share or experience margin erosion if we are unable to compete effectively;

●	we face significant competition from veterinarians and may not be able to compete profitably with them;

●	resistance from veterinarians to authorize prescriptions, or attempts/efforts on their part to discourage pet owners to purchase from retailers and pharmacies could cause our net sales to decrease and could materially adversely affect our financial condition and results of operations;

●	the FTPOA may never become law, and even if it does become law, it may not change consumer behavior;

●	any damage to our reputation or our brand or sub-brands may materially adversely affect our business, financial condition and results of operations;

●	our growth and business are dependent on trends that may change, and our historical growth may not be indicative of our future growth; and

●	there may be decreased spending on pets in a challenging economic climate.

THE OFFERING

Issuer in this offering	PetIQ, Inc.

Class A common stock offered by us	shares (or shares, if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Underwriters’ option to purchase additional shares of Class A common stock	shares.

Class A common stock to be outstanding after this offering	shares (or shares, if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Class B common stock to be outstanding after this offering	shares, all of which will be owned by the Continuing LLC Owners.

Voting rights	Holders of our Class A common stock and Class B common stock will vote together as a single class on all matters presented to stockholders for their vote or approval, except as otherwise required by law. Each share of Class A common stock and Class B common stock will entitle its holder to one vote per share on all such matters. See “Description of Capital Stock.”

Voting power held by investors in this offering after giving effect to this offering	% (or %, if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Voting power held by all holders of Class A common stock after giving effect to this offering	% (or %, if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Voting power held by all holders of Class B common stock after giving effect to this offering	% (or %, if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Voting power held by the Continuing LLC Owners and Certain Sponsors after giving effect to this offering	% (or %, if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Ratio of shares of Class A common stock to LLC Interests	Our amended and restated certificate of incorporation and the Sixth Amended and Restated Limited Liability Company Agreement of HoldCo (the “HoldCo Agreement”), each of which will become effective prior to this offering, will require that (i) we at all times maintain a ratio of one LLC Interest owned by us for each share of Class A common stock issued by us (subject to certain exceptions for treasury shares and shares underlying certain convertible or exchangeable securities) and (ii) HoldCo at all times maintain (x) a one-to-one ratio between the number of shares of Class A common stock issued by us and the number of LLC Interests owned by us and (y) a one-to-one ratio between the number of shares of Class B common stock owned by the Continuing LLC Owners and the number of LLC Interests owned by the Continuing LLC Owners. This construct is intended to result in the Continuing LLC Owners having a voting interest in PetIQ that is substantially the same as the Continuing LLC Owners’ percentage economic interest in HoldCo. The Continuing LLC Owners will own all of our outstanding Class B common stock.

Use of proceeds	We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and commissions, will be approximately $ million, assuming the shares are offered at $ per share (the midpoint of the price range listed on the cover page of this prospectus).

We intend to use the net proceeds of this offering to (i) pay off the Preference Notes in the aggregate amount of $ million and (ii) purchase newly issued LLC Interests from HoldCo at a purchase price per interest equal to the initial public offering price per share of Class A common stock, less underwriting discounts and commissions. The Preference Notes will become due and payable upon the consummation of this offering and accrue interest at a rate of two percent per annum.

We intend to cause HoldCo to use such proceeds: (i) to pay fees and expenses of approximately $ million in connection with the Transactions and this offering and (ii) approximately $ million for general corporate purposes. See “Use of Proceeds” and “The Transactions” for additional information.

Exchange rights of holders of LLC Interests

The Continuing LLC Owners will have the right, from time to time following this offering and subject to the terms of the HoldCo Agreement, to exchange all or a portion of their LLC Interests, along with a corresponding number of shares of our Class B common stock, for newly issued shares of Class A common stock on a one-for-one basis, subject to customary adjustments, including for stock splits, stock dividends and reclassifications. Our board of directors, which will include directors who hold LLC Interests or are affiliated with holders of LLC Interests and may include such directors in the future, may, at its option, instead cause HoldCo to make a cash payment equal to the volume weighted average market price of one share of our Class A common stock for each LLC Interest exchanged (subject to customary adjustments, including for stock splits, stock dividends and reclassifications) in accordance with the terms of the HoldCo Agreement. See “Certain Relationships and Related Party Transactions—HoldCo Agreement.”

Registration Rights Agreement	Pursuant to the Registration Rights Agreement, we will, subject to the terms and conditions thereof, agree to register the resale of the shares of our Class A common stock that are issuable to the Continuing LLC Owners upon exchange of their LLC Interests and the shares of our Class A common stock that are issued to Certain Sponsors in connection with the Transactions. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

Dividend policy	Except for the distributions described under “The Transactions,” we currently intend to retain all available funds and any future earnings for use in the operation of our business, and therefore we do not currently expect to pay any cash dividends on our Class A common stock. Any future determination to pay dividends to holders of Class A common stock will be at the discretion of our board of directors and will depend upon many factors, including our results of operations, financial condition, capital requirements and other factors that our board of directors deems relevant. We are a holding company, and substantially all of our operations are carried out by OpCo and its subsidiaries. Our ability to pay dividends may also be restricted by the terms of any future credit agreement or any future debt or preferred equity securities of ours or of our subsidiaries. See “Dividend Policy.”

Risk factors	Investing in shares of our Class A common stock involves a high degree of risk. See “Risk Factors” beginning on page 19 of this prospectus for a discussion of factors you should carefully consider before investing in shares of our Class A common stock.

Proposed NASDAQ Global Market symbol	We have applied to list our Class A common stock on the NASDAQ Global Market under the symbol “PETQ.”

Unless otherwise indicated, the number of shares of our Class A common stock to be outstanding after this offering is based on              shares of our Class A common stock outstanding as of December 31, 2015 and excludes:

●	shares of our Class A common stock reserved for future issuance under our Omnibus Incentive Plan, which will become effective upon completion of this offering and contains provisions that automatically increase its share reserve each year; and

●	shares of Class A common stock reserved as of the closing date of this offering for future issuance upon exchange of LLC Interests by the Continuing LLC Owners.

Unless otherwise indicated, all information in this prospectus reflects or assumes the following:

●	the consummation of the Transactions;

●	the filing and effectiveness of our amended and restated certificate of incorporation and the adoption of our bylaws, which will occur immediately prior to the closing of this offering; and

●	no exercise by the underwriters of their option to purchase up to additional shares of Class A common stock in this offering.

THE TRANSACTIONS

The Transactions will be effectuated by a recapitalization agreement by and among PetIQ, HoldCo, the Continuing LLC Owners, the Sponsor Corps and Certain Sponsors (the “Recapitalization Agreement”). See “—Organizational Structure Following This Offering” below for a chart depicting our organizational structure following the consummation of the Transactions and this offering.

Prior to this offering and prior to the contributions described below, the Continuing LLC Owners and the Sponsor Corps directly held all of the issued and outstanding interests in HoldCo, and Certain Sponsors held all of the issued and outstanding interests in the Sponsor Corps. Accordingly, Certain Sponsors had an indirect interest in HoldCo equal to the aggregate interest of the Sponsor Corps in HoldCo. The Sponsor Corps were formed in 2012, and they have no assets, liabilities or operations, other than as holding companies owning direct interests in HoldCo.

Contributions

Pursuant to a contribution agreement to be entered into prior to this offering, Certain Sponsors will contribute all of their interests in the Sponsor Corps to PetIQ in exchange for shares of Class A common stock and certain preference notes payable by PetIQ. The preference notes will become immediately due and payable upon the consummation of this offering and will accrue interest at a rate of two percent per annum. Immediately following the contribution of the Sponsor Corps, each Sponsor Corp will become a wholly owned subsidiary of PetIQ. We refer to these contributions as the “Contributions.” The Contributions will be effected prior to the time our Class A common stock is registered under the Securities Act and prior to the completion of this offering.

Reclassification

Prior to the completion of this offering, the limited liability company agreement of HoldCo (the “HoldCo Agreement”) will be amended and restated to, among other things, modify the capital structure of HoldCo to create a single new class of units, the LLC Interests, which will be allocated to the Sponsor Corps and the Continuing LLC Owners. We refer to this capital structure modification as the “Reclassification.”

The Continuing LLC Owners will exchange certain LLC Interests for certain preference notes payable by PetIQ and will receive certain LLC Interests. As a result, following the Contributions and the Reclassification, LLC Interests will be held by the Continuing LLC Owners and by PetIQ, which will hold its interests indirectly through the Sponsor Corps. The Reclassification will be effected prior to the time our Class A common stock is registered under the Securities Act and prior to the completion of this offering.

Following the Contributions and the Reclassification, PetIQ will issue to the Continuing LLC Owners one share of Class B common stock for each LLC Interest they hold. The shares of Class B common stock have no economic rights but entitle the holder to one vote per share on matters presented to stockholders of PetIQ. All of the shares of Class A common stock that will be outstanding following the Contributions and the Reclassification, but prior to completion of this offering, will be held by Certain Sponsors.

Pursuant to the HoldCo Agreement, PetIQ will be designated as the sole managing member of HoldCo. Accordingly, PetIQ will have the right to determine when distributions will be made by HoldCo to its members and the amount of any such distributions (subject to the requirements with respect to the tax distributions described below).

Following the reclassification, because PetIQ will manage and operate the business and control the strategic decisions and day-to-day operations of Holdco and will also have a substantial financial interest in Holdco, we will consolidate the financial results of Holdco pursuant to the variable-interest entity (“VIE”) accounting model, and a portion of our net income (loss) will be allocated to the non-controlling interest to reflect the entitlement of Continuing LLC Owners to a portion of Holdco’s net income (loss). See “Unaudited Pro Forma Condensed Consolidated Financial Information”.

Organizational Structure Following This Offering

The diagram below depicts our organizational structure immediately following this offering, after giving effect to the Transactions, assuming no exercise by the underwriters of their option to purchase additional shares of Class A common stock.

Continuing LLC Owners (%)
Certain Sponsors (%)
Public (%)
Incentive Plan (%)
100% Class B Shares
Class A Shares
Class A Shares
Class A Shares
PetIQ
Sponsor Corps (100%)
New LLC Interests
New LLC Interests
New LLC Interests
HoldCo (100%)
OpCo (100%)
TruRX, LLC (100%)
True Science Holdings, LLC (100%)
M & C USA, LLC (100%)
Tru Prodigy, LLC (100%)
Mark and Chappell Limited (100%)
Mark and Chappell (Ireland) Limited (100%)
Prodex D.O.O. (94%)

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables present the summary historical consolidated financial and other data for OpCo and its subsidiaries. OpCo is the predecessor of the issuer, PetIQ, for financial reporting purposes.

The summary consolidated statement of operations data for each of the years in the two-year period ended December 31, 2015 and the summary consolidated balance sheet data as of December 31, 2015 and 2014 are derived from the audited consolidated financial statements of OpCo included elsewhere in this prospectus. The summary consolidated statement of operations data for the fiscal quarters ended March 31, 2016 and 2015 and the summary consolidated balance sheet data as of March 31, 2016 are derived from the unaudited consolidated financial statements of OpCo included elsewhere in this prospectus.

The results of operations for the periods presented below are not necessarily indicative of the results to be expected for any future period and the results for any interim period are not necessarily indicative of the results that may be expected for a full year. The information set forth below should be read together with the “Selected Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the accompanying notes appearing elsewhere in this prospectus.

The summary historical consolidated financial and other data of PetIQ have not been presented as PetIQ is a newly incorporated entity, has had no business transactions or activities to date and had no assets or liabilities during the periods presented in this section.

	Historical OpCo
	Three months ended March 31,				Year ended December 31,
	2016		2015		2015		2014
(dollars in thousands, except per share data)
Consolidated statement of operations data:
Net sales		$52,298		$55,570		$205,687		$161,491
Cost of sales		42,526		43,209		166,529		138,754

Gross profit		9,772		12,361		39,158		22,737
Operating expenses
General and administrative expenses		8,063		6,701		35,588		32,858

Operating income (loss)		1,709		5,660		3,570		(10,121)
Other expense
Other income (expense), net		2		—		—		(12)
Loss on debt extinguishment		(993)		(1,449)		(1,449)		—
Foreign currency (loss) gain, net		(121)		261		75		122
Interest expense		(901)		(762)		(3,545)		(980)
Total other expense		(2,013)		(1,950)		(4,919)		(870)

Net (loss) income		$(304)		$3,710		$(1,349)		$(10,991)
Pro forma weighted average shares of Class A common stock outstanding (unaudited):(1)
Basic
Diluted
Pro forma net (loss) income per Class A common share (unaudited):(1)
Basic
Diluted	$		$		$		$

(1)	Gives effect to the Transactions and this offering. See “Unaudited Pro Forma Consolidated Financial Information” for a detailed presentation of the unaudited pro forma information, including a description of the transactions and assumptions underlying the pro forma adjustments.

	Historical OpCo
	As of March 31,	As of December 31,
	2016	2015	2014
(dollars in thousands)
Consolidated balance sheet data:
Cash and cash equivalents	$1,704	$3,250	$1,370
Total assets	90,260	92,335	70,586
Total debt	29,150	32,935	14,486
Total liabilities	44,632	46,060	22,447
Total members’/stockholders’ equity	45,628	46,275	48,139

	Historical OpCo
	Three Months Ended March 31,		Year Ended December 31,
Other Data(a)	2016	2015	2015	2014
(dollars in thousands)
EBITDA	$1,345	$5,065	$4,773	$(7,713)
Adjusted EBITDA	3,806	7,025	11,381	(5,386)
Capital Expenditures	753	372	1,550	7,664

(a)	EBITDA and Adjusted EBITDA are non-GAAP financial measures. The following table reconciles net loss, the most comparable GAAP measure, to EBITDA and Adjusted EBITDA for the periods presented:

	Three Months Ended March 31,		Year Ended December 31,
	2016	2015	2015	2014
(dollars in thousands)
Net (loss) income	$(304)	$3,710	$(1,349)	$(10,991)
Non-GAAP adjustments:
Depreciation	476	454	1,842	1,456
Amortization	272	139	735	842
Interest	901	762	3,545	980

EBITDA	1,345	5,065	4,773	(7,713)

Loss on debt extinguishment(1)	993	1,449	1,449	—
Litigation expenses(2)	1,349	310	2,622	1,867
Costs associated with becoming a public company	—	86	626	—
Supplier receivable write-off(3)	—	—	1,449	—
Management fees(4)	119	115	462	460

Adjusted EBITDA	$3,806	$7,025	$11,381	$(5,386)

(1)	Loss on debt extinguishment reflects costs relating to the refinancing of our prior credit facility, including a write-off of unamortized loan fees, legal fees and termination fees.

(2)	These litigation expenses relate to our existing cases, which are expected to continue at approximately the 2015 level in 2016 and decline in 2017. See “Business—Legal Proceedings.”

(3)	During 2015 the Company terminated its relationship with a supplier in accordance with a supply agreement, resulting in the Company writing off the full amount of cash advanced to the supplier as a supplier prepayment on the procurement of inventory as of December 31, 2015. Subsequent to December 31, 2015, the Company initiated litigation to attempt to collect the cash advanced to the supplier.

(4)	Represents annual fees paid pursuant to our management agreements with Eos, Highland and Labore. The management agreements will terminate in connection with this offering; however, we will pay fees to members of our board of directors following the offering. See “Certain Relationships and Related Party Transactions.”

RISK FACTORS

Investing in our Class A common stock involves a high degree of risk. You should carefully consider each of the following risk factors, as well as the other information in this prospectus, including our consolidated financial statements and the related notes, before deciding whether to invest in shares of our Class A common stock. If any of the following risks actually occurs, our business, results of operations and financial condition may be materially adversely affected. In that event, the trading price of our Class A common stock could decline and you could lose all or part of your investment.

Risks Related to Our Business and Industry

We are dependent on a relatively limited number of customers for a significant portion of our net sales.

Our two largest retail customers, Wal-Mart and Sam’s Club, accounted for 41% and 26% of our net sales in 2014, 39% and 21% of our net sales in 2015 and 30% and 29% of our net sales in the first quarter of 2016, respectively. No other retail customer has accounted for 10% or more of our net sales for these periods. In addition, Anda, Inc. (“Anda”), which distributes our products to pharmacies, accounted for     % of our net sales in 2014, 14% of our net sales in 2015 and 12% of our net sales in the first quarter of 2016. If we were to lose any of our key customers, if any of our key customers reduce the amount of their orders or if any of our key customers consolidate, reduce their store footprint and/or gain greater market power, our business, financial condition and results of operations may be materially adversely affected. We may be similarly adversely impacted if any of our key customers experience any financial or operational difficulties or generate less traffic.

In addition, we generally do not enter into long-term contracts with our retail customers. As a result, we rely on consumers’ continuing demand for our products and our position in the market for all purchase orders. If our retail customers change their pricing, margin expectations or business terms (including through the imposition of warehouse and other fees), change their business strategies as a result of industry consolidation or otherwise, reduce the number of brands or product lines they carry, decrease their advertising or promotional efforts for, or the amount of shelf space they allocate to, our products or allocate greater shelf space to other products, our net sales could decrease and our business, financial condition and results of operations may be materially adversely affected. For example, in the fourth quarter of 2015, Wal-Mart advised us that it would not purchase from us in 2016 certain product lines that accounted for approximately $17 million of our net sales in 2015. However, since then, Wal-Mart has agreed to purchase from us certain new product lines that it has not purchased from us in the past.

We may not be able to successfully implement our growth strategy on a timely basis or at all.

Our future success depends, in large part, on our ability to implement our growth strategy, including introducing products and expanding into new markets, attracting new consumers to our brand and sub-brands, improving placement of our products in the stores of our retail customers and expanding our distribution. In particular, we recently began to expand our sales plan to include online sales. We also plan to expand our product offerings and have given consideration to applying the business model we developed for the sale of pet treats to the sale of a complete array of food products for dogs and cats. Our ability to implement this growth strategy depends, among other things, on our ability to:

●	develop new proprietary value-branded products and product line extensions that appeal to consumers;

●	continue to effectively compete in our industry;

●	increase our brand and sub-brand recognition by effectively implementing our marketing strategy and advertising initiatives;

●	maintain and, to the extent necessary, improve our high standards for product quality, safety and integrity;

●	expand and maintain brand and sub-brand loyalty;

●	secure shelf space in the stores of our retail customers; and

●	enter into distribution and other strategic arrangements with traditional retailers and other potential distributors of our products.

We may not be able to successfully implement our growth strategy and may need to change our strategy in order to maintain our growth. If we fail to implement our growth strategy or if we invest resources in a growth strategy that ultimately proves unsuccessful, our business, financial condition and results of operations may be materially adversely affected.

We have incurred net losses in the past and may be unable to achieve or sustain profitability in the future.

We incurred net losses in most fiscal years since inception. We incurred net losses of $1.3 million and $11.0 million for the years ended December 31, 2015 and 2014, respectively and a net loss of $0.3 million for the three months ended March 31, 2016. As a result of ongoing losses, as of March 31, 2016, we had an accumulated deficit of $27,144. We expect to continue to incur significant product commercialization and regulatory, sales and marketing and other expenses. In addition, our general and administrative expenses will increase following this offering due to the additional costs associated with being a public company. The net losses we incur may fluctuate significantly from quarter to quarter. We will need to generate additional net sales or increased gross margin to achieve and sustain profitability, and even if we achieve profitability, we cannot be sure that we will remain profitable for any substantial period of time. Our failure to achieve or maintain profitability could negatively impact the value of our common stock.

If we continue to grow rapidly, we may not be able to manage our growth effectively.

Our historical rapid growth has placed and, if continued, may continue to place significant demands on our management and our operational and financial resources. Our organizational structure may become more complex as we add additional staff, and we would likely require more resources to grow and continue to improve our operational, management and financial controls. If we are not able to manage our growth effectively, our business, financial condition and results of operations may be materially adversely affected.

We operate in a highly competitive industry and may lose market share or experience margin erosion if we are unable to compete effectively.

The pet health and wellness industry is highly competitive. We compete on the basis of product and ingredient quality, product availability, quality, palatability, brand awareness, loyalty and trust, product variety and innovation, product packaging and design, shelf space, reputation, price and convenience and promotional efforts. We compete directly and indirectly with both manufacturers and distributors of pet health and wellness products, including online distributors and veterinarians. We face direct competition from companies that distribute various pet medications and pet health and wellness products to traditional retailers, such as Perrigo, Unicharm Company and Central Garden and Pet Company, all of which are larger than we are and have greater financial resources. We also face competition in our other pet health and wellness products category from companies such as Nestlé S.A. (“Nestlé”), Mars, Inc. (“Mars”) and The J.M. Smucker Company (“Smucker”), all of which are larger than we are and have greater financial resources.

Although we do not compete with various human drug distributors today, we have no way to guarantee that they will not enter into the market in the future. These distributors, such as McKesson Corporation, AmerisourceBergen Corporation and Cardinal Health, Inc., are larger than we are and have greater financial resources than we do.

These competitors may be able to identify and adapt to changes in consumer preferences more quickly than us due to their resources and scale. They may also be more successful in marketing and selling their products, better able to increase prices to reflect cost pressures and better able to increase their promotional activity, which may impact us and the entire pet health and wellness industry. If these or other competitive pressures cause our products to lose market share or experience margin erosion, our business, financial condition and results of operations may be materially adversely affected.

We face significant competition from veterinarians and may not be able to compete profitably with them.

We compete indirectly with veterinarians for the sale of pet medications and other health and wellness products. Veterinarians hold a competitive advantage over us because many pet owners may find it more convenient or preferable to purchase these products directly from their veterinarians at the time of an office visit. In order to effectively compete with veterinarians in the future, we may be required to incur additional costs for marketing, promotions and other incentives, which may result in lower operating margins and adversely affect the results of operations.

Resistance from veterinarians to authorize prescriptions, or attempts/efforts on their part to discourage pet owners to purchase from retailers and pharmacies could cause our net sales to decrease and could materially adversely affect our financial condition and results of operations.

Since we began our operations some veterinarians have resisted providing, or simply refuse to provide, pet owners with a copy of their pet’s prescription or authorizing the prescription to an outside pharmacy, thereby effectively preventing outside pharmacies from filling such prescriptions under state law. We have also been informed by customers and consumers that veterinarians on certain occasions have tried to discourage pet owners from purchasing from the retail channel. If the number of veterinarians who refuse to authorize prescriptions should increase, or if veterinarians are successful in discouraging pet owners from purchasing from outside retailers and pharmacies, our net sales could decrease and our financial condition and results of operations may be materially adversely affected.

The Fairness to Pet Owners Act of 2015 may never be enacted into law, and even if it does become law, it may not change consumer behavior.

Traditionally, veterinarians have not offered portable pet prescriptions to pet owners, with the result that pet owners have generally purchased Rx medications directly from veterinarians’ offices. During the current congressional term, however, members of both the House of Representatives and the Senate proposed federal legislation entitled the FTPOA, which would, among other things, require veterinarians in every U.S. state to give a pet owner a copy of his or her pet’s prescription, regardless of whether the owner makes a request. The pet owner would then be free to fill the prescription at a retail store, including at retailers that now sell our products. The proposed legislation could greatly accelerate the shift from consumers purchasing pet Rx medications from veterinarians to purchasing such medications through traditional retail channels. Such acceleration could, in turn, increase our product sales, thereby improving our net sales, financial condition and results of operations. However, the proposed legislation is subject to legislative and political processes and accordingly may never become law. Additionally, even if the proposed legislation were to become law, there can be no guarantee that all veterinarians would follow the law and that it would accelerate or impact current trends of pet owners purchasing pet Rx medications in retail channels.

Any damage to our reputation or our brand or sub-brands may materially adversely affect our business, financial condition and results of operations.

Maintaining, developing and expanding our reputation with consumers, our retail customers and our suppliers is critical to our success. Our brand and sub-brands may suffer if our marketing plans or product initiatives are not successful. The importance of our brand and sub-brands may decrease if competitors offer more products with formulations similar to the products that we manufacture. Further, our brand and sub-brands may be negatively impacted due to real or perceived quality issues or if consumers perceive us as being untruthful in our marketing and advertising, even if such perceptions are not accurate. Product contamination, the failure to maintain high standards for product quality, safety and integrity, including raw materials and ingredients obtained from suppliers, or allegations of product quality issues, mislabeling or contamination, even if untrue or caused by our contract manufacturing partners or raw material suppliers, may reduce demand for our products or cause production and delivery disruptions. We maintain guidelines and procedures to ensure the quality, safety and integrity of our products. However, we may be unable to detect or prevent product and/or ingredient quality issues, mislabeling or contamination, particularly in instances of fraud or attempts to cover up or obscure deviations from our guidelines and procedures. If any of our products become unfit for consumption, cause injury or are mislabeled, we may have to engage in a product recall and/or be subject to liability. Damage to our reputation or our brand or sub-brands or loss of consumer confidence in our products for any of these or other reasons could result in decreased demand for our products and our business, financial condition and results of operations may be materially adversely affected.

Our growth and business are dependent on trends that may change, and our historical growth may not be indicative of our future growth.

The growth of our business depends primarily on the continued shift from consumers purchasing pet health and wellness products from veterinarians to purchasing such products through traditional retail channels, growth of the pet health and wellness products market and popularity of pet ownership, as well as on general economic conditions. These trends may not continue or may change. In the event of a decline in consumers purchasing pet health and wellness products through traditional retail channels, a change in pet health and wellness trends or a decrease in the overall number of pets, or during challenging economic times, we may be unable to persuade our retail customers and consumers to purchase our products, and our business, financial condition and results of operations may be materially adversely affected and our growth rate may slow or stop.

There may be decreased spending on pets in a challenging economic climate.

The United States has from time to time experienced challenging economic conditions, and the global financial markets have recently undergone and may continue to experience significant volatility and disruption. Our business, financial condition and results of operations may be materially adversely affected by a challenging economic climate, including adverse changes in interest rates, volatile commodity markets and inflation, contraction in the availability of credit in the market and reductions in consumer spending. The keeping of pets and the purchase of pet-related products may constitute discretionary spending for some consumers and any material decline in the amount of consumer discretionary spending may reduce overall levels of pet ownership or spending on pets. As a result, a slow-down in the general economy may cause a decline in demand for our products. In addition, we cannot predict how worsening economic conditions would affect our retail customers and suppliers. If economic conditions result in decreased spending on pets and have a negative impact on our retail customers and suppliers, our business, financial condition and results of operations may be materially adversely affected.

Our business depends, in part, on the sufficiency and effectiveness of our marketing and trade promotion programs and incentives.

Due to the highly competitive nature of our industry, we must effectively and efficiently promote and market our products through television, internet and print advertisements as well as through trade promotions and incentives to sustain and improve our competitive position in our market. Marketing investments may be costly. In addition, we may, from time to time, change our marketing strategies and spending, including the timing or nature of our trade promotions and incentives. We may also change our marketing strategies and spending in response to actions by our customers, competitors and other companies that manufacture and/or distribute pet health and wellness products. The sufficiency and effectiveness of our marketing and trade promotions and incentives are important to our ability to retain and improve our market share and margins. If our marketing and trade promotions and incentives are not successful or if we fail to implement sufficient and effective marketing and trade promotions and incentives or adequately respond to changes in industry marketing strategies, our business, financial condition and results of operations may be adversely affected.

If our products are alleged to cause injury or illness or fail to comply with governmental regulations, we may need to recall our products and may experience product liability claims.

Our products may be subject to product recalls, including voluntary recalls or withdrawals, if they are alleged to pose a risk of injury or illness, or if they are alleged to have been mislabeled, misbranded or adulterated or to otherwise be in violation of governmental regulations. We may also voluntarily recall or withdraw products in order to protect our brand or reputation if we determine that they do not meet our standards, whether for quality, palatability, appearance or otherwise. If there is any future product recall or withdrawal, it could result in substantial and unexpected expenditures, destruction of product inventory, damage to our reputation and lost sales due to the unavailability of the product for a period of time, and our business, financial condition and results of operations may be materially adversely affected. In addition, a product recall or withdrawal may require significant management attention and could result in enforcement action by regulatory authorities.

We also may be subject to product liability claims if the consumption or use of our products is alleged to cause injury or illness. Although we carry product liability insurance, our insurance may not be adequate to cover all liabilities that we may incur in connection with product liability claims. For example, punitive damages are generally not covered by insurance. If we are subject to substantial product liability claims in the future, we may not be able to continue to maintain our existing insurance, obtain comparable insurance at a reasonable cost, if at all, or secure additional coverage. This could result in future product liability claims being uninsured. If there is a product liability judgment against us or a settlement agreement related to a product liability claim, our business, financial condition and results of operations may be materially adversely affected. In addition, even if product liability claims against us are not successful or are not fully pursued, these claims could be costly and time-consuming and may require management to spend time defending claims rather than operating our business.

To the extent our retail customers purchase products in excess of consumer consumption in any period, our net sales in a subsequent period may be adversely affected as our retail customers seek to reduce their inventory levels.

From time to time, our retail customers may purchase more products than they expect to sell to consumers during a particular time period. Our retail customers may grow their inventory in anticipation of, or during, our promotional events, which typically provide for reduced prices during a specified time or other incentives. Our retail customers may also increase inventory in anticipation of a price increase for our products, or otherwise over-order our products as a result of overestimating demand for our products. If a retail customer increases its inventory during a particular reporting period as a result of a promotional event, anticipated price increase or otherwise, then our net sales during the subsequent reporting period may be adversely impacted as our retail customers seek to reduce their inventory to customary levels. This effect may be particularly pronounced when the promotional event, price increase or other event occurs near the end or beginning of a reporting period or when there are changes in the timing of a promotional event, price increase or similar event, as compared to the prior year. To the extent our retail customers seek to reduce their usual or customary inventory levels or change their practices regarding purchases in excess of consumer consumption, our net sales and results of operations may be materially adversely affected in that or subsequent periods.

We may not be able to manage our manufacturing and supply chain effectively, which may adversely affect our results of operations.

We must accurately forecast demand for all of our products in order to ensure that we have enough products available to meet the needs of our retail customers. Our forecasts are based on multiple assumptions that may cause our estimates to be inaccurate and affect our ability to obtain adequate manufacturing capacity (whether our own manufacturing capacity or contract manufacturing capacity) in order to meet the demand for our proprietary value-branded products, which could prevent us from meeting increased retail customer or consumer demand and harm our brand, our sub-brands and our business. If we do not accurately align our manufacturing capabilities with demand, our business, financial condition and results of operations may be materially adversely affected.

If for any reason we were to change any one of our contract manufacturers, we could face difficulties that might adversely affect our ability to maintain an adequate supply of our proprietary value-branded products, and we would incur costs and expend resources in the course of making the change. Moreover, we might not be able to obtain terms as favorable as those received from our current contract manufacturers, which in turn would increase our costs.

In addition, we must continuously monitor our inventory and product mix against forecasted demand. If we underestimate demand, we risk having inadequate supplies. We also face the risk of having too much inventory on hand that may reach its expiration date and become unsalable, and we may be forced to rely on markdowns or promotional sales to dispose of excess or slow-moving inventory. If we are unable to manage our supply chain effectively, our operating costs could increase and our profit margins could decrease.

We rely on our contract manufacturing partners to produce a significant portion of our products and disruptions in our contract manufacturers’ systems or events outside our control could increase our cost of sales, adversely affect our net sales and injure our reputation and customer relationships, thereby harming our business.

We have agreements with several contract manufacturers, who produce a significant portion of our proprietary value-branded products. The loss of any of these contract manufacturers or the failure for any reason of any of these contract manufacturers to fulfill their obligations under their agreements with us, including a failure to meet our quality controls and standards, may result in disruptions to our supply of products. We may be unable to locate an additional or alternate contract manufacturing arrangement in a timely manner or on commercially reasonable terms, if at all. Identifying a suitable manufacturer is an involved process that requires us to become satisfied with the prospective manufacturer’s level of expertise, quality control, responsiveness and service, financial stability and labor practices.

Moreover, in the event of a disruption in our contract manufacturers’ systems, we may be unable to locate alternative manufacturers of comparable quality at an acceptable price, or at all. The manufacture of our products may not be easily transferable to other sites in the event that any of our contract manufacturers experience breakdown, failure or substandard performance of equipment, disruption of supply or shortages of raw materials and other supplies, labor problems, power outages, adverse weather conditions and natural disasters or the need to comply with environmental and other directives of governmental agencies. From time to time, a contract manufacturer may experience financial difficulties, bankruptcy or other business disruptions, which could disrupt our supply of products or require that we incur additional expense by providing financial accommodations to the contract manufacturer or taking other steps to seek to minimize or avoid supply disruption, such as establishing a new contract manufacturing arrangement with another provider. Any delay, interruption or increased cost in the proprietary value-branded products that might occur for any reason could affect our ability to meet customer demand for our products, adversely affect our net sales, increase our cost of sales and hurt our results of operations. In addition, manufacturing disruption could injure our reputation and customer relationships, thereby harming our business.

We currently purchase our distributed Rx and OTC medications from veterinarians and other third-party distributors and we are not an authorized distributor of these medications. We do not have any guaranteed supply of medications at any pre-established prices.

The majority of our net sales are attributable to sales of distributed, third-party Rx and OTC medications. Historically, substantially all the major pharmaceutical manufacturers have declined to sell Rx and OTC pet medications directly to us. In order to assure a supply of these medications, we purchase medications from various secondary sources, the majority of which are veterinarians. We anticipate that we will continue to rely upon secondary sources for our distributed medications.

We cannot guarantee that if we continue to purchase Rx and OTC medications from secondary sources that we will be able to purchase an adequate supply to meet our customers’ demands, or that we will be able to purchase these medications at competitive prices. As these medications represent a significant portion of our net sales, our failure to fill customer orders for these medications could adversely impact our net sales. If we are forced to pay higher prices for these medications to ensure an adequate supply, we cannot guarantee that we will be able to pass along to our customers any increases in the prices we pay for these medications. Additionally, in the event that the manufacturers of these Rx and OTC medications take action to prohibit our secondary sources from selling such medications to us entirely, or dictate the pricing at which our secondary suppliers sell such medications to us or that our retail customers sell such medications to end consumers, our financial condition and results of operations could be materially and adversely affected.

If any of our independent transportation providers experience delays or disruptions, our business could be adversely affected.

We currently rely on independent transportation service providers both to ship products to our manufacturing and distribution warehouses from our third-party suppliers and contract manufacturers and to ship products from our manufacturing and distribution warehouses to our retail customers. Our utilization of these delivery services, or those of any other shipping companies that we may elect to use, is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the shipping company’s ability to provide delivery services sufficient to meet our shipping needs. If any of the foregoing occurs, our business, financial condition and results of operations may be materially adversely affected.

We may seek to grow our business through acquisitions of or investments in new or complementary businesses, facilities, technologies or products, or through strategic alliances, and the failure to manage acquisitions, investments or strategic alliances, or the failure to integrate them with our existing business, could have a material adverse effect on us.

From time to time we may consider opportunities to acquire or make investments in new or complementary businesses, facilities, technologies or products, or enter into strategic alliances, that may enhance our capabilities, expand our manufacturing network, complement our current products or expand the breadth of our markets.

Potential and completed acquisitions and investments and other strategic alliances involve numerous risks, including:

●	problems integrating the purchased business, facilities, technologies or products;

●	issues maintaining uniform standards, procedures, controls and policies;

●	unanticipated costs associated with acquisitions, investments or strategic alliances;

●	diversion of management’s attention from our existing business;

●	adverse effects on existing business relationships with suppliers, contract manufacturers, and retail customers;

●	risks associated with entering new markets in which we have limited or no experience;

●	potential loss of key employees of acquired businesses; and

●	increased legal and accounting compliance costs.

We do not know if we will be able to identify acquisitions or strategic relationships we deem suitable, whether we will be able to successfully complete any such transactions on favorable terms or at all or whether we will be able to successfully integrate any acquired business, facilities, technologies or products into our business or retain any key personnel, suppliers or customers. Our ability to successfully grow through strategic transactions depends upon our ability to identify, negotiate, complete and integrate suitable target businesses, facilities, technologies and products and to obtain any necessary financing. These efforts could be expensive and time-consuming and may disrupt our ongoing business and prevent management from focusing on our operations. If we are unable to integrate any acquired businesses, facilities, technologies and products effectively, our business, results of operations and financial condition could be materially adversely affected.

The growth of our business depends in part on our ability to introduce new products and improve existing products, and our research and development and partnership efforts may fail to generate new product developments.

A key element of our growth strategy depends on both our existing product portfolio and our ability to develop and market new products and improvements to our existing products, including those that we may develop through partnerships. The success of our innovation and product development efforts is affected by the technical capability of our product development staff and third-party consultants in developing and testing new products, including complying with governmental regulations, our attractiveness as a partner for outside research and development scientists and entrepreneurs and the success of our management and sales team in introducing and marketing new products.

We may be unable to determine with accuracy when or whether any of our products now under development will be approved or launched, and we may be unable to develop or otherwise acquire product candidates or products. Additionally, we cannot predict whether any such products, once launched, will be commercially successful. Furthermore, the timing and cost of our R&D initiatives may increase as a result of additional government regulation or otherwise, making it more time-consuming and/or costly to research, test and develop new products. If we are unable to successfully develop or otherwise acquire new products, our financial condition and results of operations may be materially adversely affected.

Failure to protect our intellectual property could harm our competitive position or require us to incur significant expenses to enforce our rights.

Our success depends in part on our ability to protect our intellectual property rights. Our trademarks such as “PetAction Plus,” “VetIQ,” “PetIQ,” “PetLock Plus,” “Delightibles” and “Betsy Farms” are valuable assets that support our brand, sub-brands and consumers’ perception of our products. We rely on trademark, copyright, trade secret, patent and other intellectual property laws, as well as nondisclosure and confidentiality agreements and other methods, to protect our trademarks, trade names, proprietary information, technologies and/or processes. Our non-disclosure agreements and confidentiality agreements may not effectively prevent disclosure of our proprietary information, technologies and processes and may not provide an adequate remedy in the event of unauthorized disclosure of such information, which could harm our competitive position. In addition, effective patent, copyright, trademark and trade secret protection may be unavailable or limited for some of our intellectual property rights and trade secrets in foreign countries. We may need to engage in litigation or similar activities to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of proprietary rights of others. Any such litigation could require us to expend significant resources and divert the efforts and attention of our management and other personnel from our business operations. If we fail to protect our intellectual property, our business, financial condition and results of operations may be materially adversely affected.

We may be subject to intellectual property infringement claims or other allegations, which could result in substantial damages and diversion of management’s efforts and attention.

We have obligations to respect third-party intellectual property. The steps we take to prevent misappropriation, infringement or other violation of the intellectual property of others may not be successful. From time to time, third parties have asserted intellectual property infringement claims against us and our retail customers and may continue to do so in the future. See “Business—Legal Proceedings.” Although we believe that our products and manufacturing processes do not infringe in any material respect upon proprietary rights of other parties and/or that meritorious defenses would exist with respect to any assertions of infringement of other parties, we may from time to time be found to infringe on the proprietary rights. For example, patent applications in the United States and some foreign countries are generally not publicly disclosed until the patent application is published, and we may not be aware of currently filed patent applications that relate to our products or processes. If patents later issue on these applications, we may be found liable for subsequent infringement. Such claims that our products or processes infringe these rights, regardless of their merit or resolution, could be costly and may divert the efforts and attention of our management and technical personnel. In part due to the complex technical issues and inherent uncertainties in intellectual property litigation, we cannot predict whether we will prevail in such proceedings. If such proceedings result in an adverse outcome, we could, among other things, be required to:

●	pay substantial damages (potentially treble damages in the United States);

●	cease the manufacture, use or sale of the infringing products;

●	discontinue the use of the infringing processes;

●	expend significant resources to develop non-infringing processes; and

●	enter into licensing arrangements with the third party claiming infringement, which may not be available on commercially reasonable terms, or may not be available at all.

If any of the foregoing occurs, our ability to compete could be affected and our business, financial condition and results of operations may be materially adversely affected.

Adverse litigation judgments or settlements resulting from legal proceedings relating to our business operations could materially adversely affect our business, financial condition and results of operations.

From time to time, we are subject to allegations, and may be party to legal claims and regulatory proceedings, relating to our business operations. Such allegations, claims and proceedings may be brought by third parties, including our customers, employees, governmental or regulatory bodies or competitors. Defending against such claims and proceedings, regardless of their merits or outcomes, is costly and time consuming and may divert management’s attention and personnel resources from our normal business operations, and the outcome of many of these claims and proceedings cannot be predicted. If any of these claims or proceedings were to be determined adversely to us, a judgment, a fine or a settlement involving a payment of a material sum of money were to occur, or injunctive relief were issued against us, our reputation could be affected and our business, financial condition and results of operations could be materially adversely affected.

A failure of one or more key information technology systems, networks, or processes may materially adversely affect our ability to conduct our business.

The efficient operation of our business depends on our information technology systems. We rely on our information technology systems to effectively manage our sales and marketing, accounting and financial and legal and compliance functions, engineering and product development tasks, research and development data, communications, supply chain, order entry and fulfillment and other business processes. We also rely on third parties and virtualized infrastructure to operate and support our information technology systems. The failure of our information technology systems to perform as we anticipate could disrupt our business and could result in transaction errors, processing inefficiencies and the loss of sales and customers, causing our business and results of operations to suffer.

In addition, our information technology systems may be vulnerable to damage or interruption from circumstances beyond our control, including fire, natural disasters, power outages, systems failures, security breaches, cyber-attacks and computer viruses. The failure of our information technology systems to perform as a result of any of these factors or our failure to effectively restore our systems or implement new systems could disrupt our entire operation and could result in decreased sales, increased overhead costs, excess inventory and product shortages and a loss of important information. Further, to the extent that we have customer information in our databases, any unauthorized disclosure of, or access to, such information could result in claims under data protection laws and regulations and could damage our reputation and result in lost sales. If any of these risks materialize, our reputation and our ability to conduct our business may be materially adversely affected.

We are subject to extensive and ongoing governmental regulation and we may incur material costs in order to comply with existing or future laws and regulations, and our failure to comply may result in enforcement, recalls and other adverse actions or significant penalties.

We are subject to a broad range of federal, state, local and foreign laws and regulations intended to protect public health and safety, natural resources and the environment. See “Business—Government Regulation.” Our operations are subject to extensive and ongoing regulation by the FDA, the U.S. Environmental Protection Agency (the “EPA”), the U.S. Department of Agriculture (the “USDA”), the Florida Department of Health and by various other federal, state, local and foreign authorities regarding the manufacturing, processing, packaging, storage, distribution, advertising, labeling and import and export of our products, including drug and food safety standards. Our operations also are subject to regulation regarding the availability and use of pesticides, emissions and discharges to the environment, and the treatment, handling, storage and disposal of materials and wastes. Many of these laws and regulations are becoming increasingly stringent and compliance with them is becoming increasingly expensive. Costs of compliance, and the impacts on us of any non-compliance, with any such laws and regulations could materially adversely affect our business, financial condition and results of operations.

Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in, among other things:

●	restrictions on the marketing or manufacturing of the product, withdrawal of the product from the market, or voluntary or mandatory product recalls;

●	fines, warning letters or holds on target animal studies;

●	refusal by applicable regulatory authorities to approve pending applications or supplements to approved applications, or suspension or revocation of product approvals;

●	product seizure or detention, or refusal to permit the import or export of products; and

●	injunctions or the imposition of civil or criminal penalties.

Regulatory policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of any current or future product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained, which would adversely affect our business.

Our business is also affected by export, primarily with respect to Canada, and import controls and similar laws and regulations, both in the United States and elsewhere. Issues such as national security or health and safety, which may slow or otherwise restrict imports or exports, may adversely affect our business, financial condition and results of operations. Violations of or liability under any of these laws and regulations may result in administrative, civil or criminal fines or penalties against us, revocation or modification of applicable permits, environmental investigations or remedial activities, voluntary or involuntary product recalls, warning or untitled letters or cease and desist orders against or restrictions on operations that are not in compliance, among other things. Liability may be imposed under some laws and regulations regardless of fault or knowledge and regardless of the legality of the original action. These laws and regulations, or their interpretation, may change in the future and we may incur (directly, or indirectly through our contract manufacturers) material costs to comply with current or future laws and regulations or in any required product recalls.

An increase in the costs associated with maintaining our international operations could adversely affect our results of operations.

Certain factors may cause our international costs of doing business to exceed our comparable costs in North America. For example, in some countries, expanding our product offerings may require a close commercial relationship with one or more local banks, a shared ownership interest with a local entity or registration as a bank under local law. Such requirements may reduce our revenue, increase our costs or limit the scope of our activities in particular countries.

Further, because our international revenue is denominated in foreign currencies, we could become subject to increased difficulties in repatriating money without adverse tax consequences and increased risks relating to foreign currency exchange rate fluctuations. For example, the U.S. dollar has appreciated significantly against the Euro in recent periods. Further, we could be subject to the application of U.S. tax rules to acquired international operations and local taxation of our fees or of transactions on our websites.

We conduct portions of certain functions in regions outside of North America. Any factors that reduce the anticipated benefits, including cost efficiencies and productivity improvements, associated with providing these functions outside of North America, including increased regulatory costs associated with our international operations, could adversely affect our business.

Our success depends on our ability to attract and retain key employees and the succession of senior management.

Our continued growth and success requires us to hire, retain and develop our leadership team. If we are unable to attract and retain talented, highly qualified senior management and other key executives, as well as provide for the succession of senior management, our growth and results of operations may be adversely impacted.

If our cash from operations is not sufficient to meet our current or future operating needs, expenditures and debt service obligations, our business, financial condition and results of operations may be materially adversely affected.

Our ability to generate cash to meet our operating needs, expenditures and debt service obligations will depend on our future performance and financial condition, which will be affected by financial, business, economic legislative, regulatory and other factors, including potential changes in costs, pricing, the success of product innovation and marketing, competitive pressure and consumer preferences. If our cash flow and capital resources are insufficient to fund our debt service obligations and other cash needs, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance our indebtedness. Our credit facility restricts our ability to take these actions and we may not be able to affect any such alternative measures on commercially reasonable terms or at all. If we cannot make scheduled payments on our debt, the lenders under our senior secured credit facilities can terminate their commitments to loan money, can declare all outstanding principal and interest to be due and payable and foreclose against the assets securing their borrowings and we could be forced into bankruptcy or liquidation. In addition, any downgrade of our debt ratings by any of the major rating agencies, which could result from our financial performance, acquisitions or other factors, would also negatively impact our access to additional debt financing (including leasing) or refinancing on favorable terms, or at all. Even if we are successful in taking any such alternative actions, such actions may not allow us to meet our scheduled debt service obligations and, as a result, our business, financial condition and results of operations may be materially adversely affected.

Risks Related to Our Company and Our Organizational Structure

Our principal asset after the completion of this offering will be our interest in HoldCo, and, accordingly, we will depend on distributions from HoldCo to pay our taxes and expenses. HoldCo’s ability to make such distributions may be subject to various limitations and restrictions.

Upon the consummation of this offering, we will be a holding company and will have no material assets other than our ownership of LLC Interests of HoldCo. As such, we will have no independent means of generating revenue or cash flow, and our ability to pay our taxes and operating expenses or declare and pay dividends in the future, if any, will be dependent upon the financial results and cash flows of HoldCo and its subsidiaries and distributions we receive from HoldCo. There can be no assurance that our subsidiaries will generate sufficient cash flow to distribute funds to us or that applicable state law and contractual restrictions, including negative covenants in our debt instruments, will permit such distributions.

HoldCo will continue to be treated as a partnership for U.S. federal income tax purposes and, as such, will not be subject to any entity-level U.S. federal income tax. Instead, taxable income will be allocated to holders of LLC Interests, including us. Accordingly, we will incur income taxes on our allocable share of any net taxable income of HoldCo. Under the terms of the HoldCo Agreement, HoldCo will be obligated to make tax distributions to holders of LLC Interests, including us. These tax distributions will be funded from available cash of HoldCo and its subsidiaries. These tax distributions will be computed, for us, based on our actual tax liability as a result of the net taxable income allocated to us as a result of owning interests in Holdco and, for all other holders of LLC Interests, based on the net taxable income of Holdco allocated to such holder of LLC Interests multiplied by an assumed, combined tax rate equal to the maximum rate applicable to an individual resident in New York, New York (taking into account the deductibility of state and local taxes and other applicable adjustments). In addition to tax expenses, we will also incur expenses related to our operations. We intend, as its managing member, to cause HoldCo to make cash distributions to the owners of LLC Interests in an amount sufficient to (i) fund all or part of their tax obligations in respect of taxable income allocated to them and (ii) cover our operating expenses. However, HoldCo’s ability to make such distributions may be subject to various limitations and restrictions, such as restrictions on distributions that would either violate any contract or agreement to which HoldCo is then a party, including debt agreements, or any applicable law, or that would have the effect of rendering HoldCo insolvent. Our credit agreement does not currently restrict our ability to make tax distributions, nor do we expect that it (or any successor thereto) should do so after the consummation of the Transactions. If we do not have sufficient funds to pay tax or other liabilities or to fund our operations, we may have to borrow funds, which could materially adversely affect our liquidity and financial condition and subject us to various restrictions imposed by any such lenders. See “Certain Relationships and Related Party Transactions—HoldCo Agreement—Distributions.” In addition, if HoldCo does not have sufficient funds to make distributions, our ability to declare and pay cash dividends will also be restricted or impaired. See “—Risks Related to This Offering and Ownership of Our Class A Common Stock” and “Dividend Policy.”

If we were deemed to be an investment company under the Investment Company Act of 1940, as amended (the “1940 Act”), as a result of our ownership of HoldCo, applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business.

Under Sections 3(a)(1)(A) and (C) of the 1940 Act, a company generally will be deemed to be an “investment company” for purposes of the 1940 Act if (i) it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities or (ii) it engages, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We do not believe that we are an “investment company,” as such term is defined in either of those sections of the 1940 Act.

As the sole managing member of HoldCo, we will control and operate HoldCo. On that basis, we believe that our interest in HoldCo is not an “investment security” as that term is used in the 1940 Act. However, if we were to cease participation in the management of HoldCo, our interest in HoldCo could be deemed an “investment security” for purposes of the 1940 Act.

We and HoldCo intend to conduct our operations so that we will not be deemed an investment company. However, if we were to be deemed an investment company, restrictions imposed by the 1940 Act, including limitations on our capital structure and our ability to transact with affiliates, could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business.

Anti-takeover provisions in our organizational documents and Delaware law might discourage or delay acquisition attempts for us that you might consider favorable.

Our amended and restated certificate of incorporation and amended and restated bylaws to become effective immediately prior to the consummation of this offering will contain provisions that may make the merger or acquisition of the Company more difficult without the approval of our board of directors. Among other things:

●	a staggered board of directors;

●	removal of directors, only for cause, by a supermajority of the voting power of stockholders entitled to vote;

●	a provision denying stockholders the ability to call special meetings;

●	a provision denying stockholders the ability to act by written consent;

●	provisions waiving the corporate opportunity doctrine with respect to Certain Sponsors and their affiliates;

●	advance notice requirements for stockholder proposals and nominations;

●	amendment of our amended and restated charter by a supermajority of the voting power of stockholders entitled to vote; and

●	the authorization of undesignated preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management, and may discourage, delay or prevent a transaction involving a change of control of our company that is in the best interest of our stockholders. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our Class A common stock if they are viewed as discouraging future takeover attempts. In addition, because we are incorporated in Delaware, we have opted out of Section 203 of the General Corporation Law of the State of Delaware (the “DGCL”).

Our board of directors is authorized to issue and designate shares of our preferred stock in additional series without stockholder approval.

Our amended and restated certificate of incorporation authorizes our board of directors, without the approval of our stockholders, to issue shares of our preferred stock, subject to limitations prescribed by applicable law, rules and regulations and the provisions of our amended and restated certificate of incorporation, as shares of preferred stock in series, to establish from time to time the number of shares to be included in each such series and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof. The powers, preferences and rights of these additional series of preferred stock may be senior to or on parity with our Class A common stock, which may reduce its value.

Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our results of operations and financial condition.

We are subject to taxes by the U.S. federal, state and local tax authorities, and our tax liabilities will be affected by the allocation of expenses to differing jurisdictions. Our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:

●	changes in the valuation of our deferred tax assets and liabilities;

●	expected timing and amount of the release of any tax valuation allowances;

●	tax effects of stock-based compensation; or

●	changes in tax laws, regulations or interpretations thereof.

In addition, we may be subject to audits of our income, sales and other transaction taxes by U.S. federal, state and local taxing authorities. Outcomes from these audits could have an adverse effect on our operating results and financial condition.

Risks Related to This Offering and Ownership of Our Class A Common Stock

Our equity sponsors and founders, individually or in the aggregate, will have significant influence over us and their respective interests may conflict with yours in the future.

After giving effect to the Transactions, our equity sponsors, Eos, Labore and Highland, will beneficially own approximately     %,     %              and     %, respectively, of our outstanding Class A common stock, approximately     %,     %              and     %, respectively, of our outstanding Class B common stock and approximately     %,     %              and     %, respectively, of the total voting power. In addition, after giving effect to the Transactions, our founders collectively will own     % of our outstanding Class A common stock,     % of our outstanding Class B common stock and     % of the total voting power. As a result, our equity sponsors and founders have, individually or in the aggregate, the ability to significantly influence all matters submitted to our stockholders for approval, including:

●	changes to the composition of our board of directors, which has the authority to direct our business and appoint and remove our officers;

●	proposed mergers, consolidations or other business combinations; and

●	amendments to our certificate of incorporation and bylaws, which govern the rights attached to our shares of common stock.

In addition, three of our directors (Mark First, David Krauser and James Clarke) are affiliated with our equity sponsors.

This concentration of ownership of shares of our Class A common stock could delay or prevent proxy contests, mergers, tender offers, open-market purchase programs or other purchases of shares of our Class A common stock that might otherwise give you the opportunity to realize a premium over the then-prevailing market price of our Class A common stock. The interests of our equity sponsors may not always coincide with the interests of the other holders of our Class A common stock. This concentration of ownership may also adversely affect our stock price.

In the ordinary course of their business activities, any one of our equity sponsors and its affiliates may engage in activities where their interests conflict with our interests or those of our stockholders. Our amended and restated certificate of incorporation will provide that none of our equity sponsors, any of their affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his director and officer capacities) or his or her affiliates will have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate. Each of our equity sponsors also may pursue acquisition opportunities that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us. In addition, any one of our equity sponsors may have an interest in pursuing acquisitions, divestitures and other transactions that, in its judgment, could enhance its investment, even though such transactions might involve risks to you.

We will incur increased costs and become subject to additional regulations and requirements as a result of becoming a newly public company, and our management will be required to devote substantial time to new compliance matters, which could lower our profits or make it more difficult to run our business.

As a newly public company, we will incur significant legal, accounting and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements and costs of recruiting and retaining non-executive directors. We also have incurred and will incur costs associated with the

Sarbanes-Oxley Act and related rules implemented by the SEC and NASDAQ. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. These laws and regulations also could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our Class A common stock, fines, sanctions and other regulatory action and, potentially, civil litigation.

There may not be an active trading market for shares of our Class A common stock, which may cause shares of our Class A common stock to trade at a discount from the initial offering price and make it difficult to sell the shares of common stock you purchase.

Prior to this offering, there has not been a public trading market for shares of our Class A common stock. It is possible that after this offering an active trading market will not develop or continue or, if developed, that any market will be sustained that would make it difficult for you to sell your shares of common stock at an attractive price or at all. The initial public offering price per share of common stock will be determined by agreement between us and the representatives of the underwriters and may not be indicative of the price at which shares of our Class A common stock will trade in the public market after this offering. The market price of our Class A common stock may decline below the initial offering price and you may not be able to sell your shares of our Class A common stock at or above the price you paid in this offering, or at all.

The market price of shares of our Class A common stock may be volatile, which could cause the value of your investment to decline.

Even if a trading market develops, the market price of our Class A common stock may be highly volatile and could be subject to wide fluctuations. Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could reduce the market price of shares of our Class A common stock in spite of our operating performance. In addition, our results of operations could be below the expectations of public market analysts and investors due to a number of potential factors, including variations in our quarterly results of operations, additions or departures of key management personnel, failure to meet analysts’ earnings estimates, publication of research reports about our industry, litigation and government investigations, changes or proposed changes in laws or regulations or differing interpretations or enforcement thereof affecting our business, adverse market reaction to any indebtedness we may incur or securities we may issue in the future, changes in market valuations of similar companies or speculation in the press or investment community, announcements by our competitors of significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures or capital commitments and adverse publicity about our industry in or individual scandals, and in response the market price of shares of our Class A common stock could decrease significantly. You may be unable to resell your shares of common stock at or above the initial public offering price.

In the past few years, stock markets have experienced extreme price and volume fluctuations. In the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our Class A common stock will depend in part on the research and reports that securities or industry analysts publish about us, our industry and our business. Security and industry research analysts do not currently provide research coverage on us, and we cannot assure you that any research analysts will provide research coverage on us or our securities after this offering. If one or more of the analysts who cover us downgrades our Class A common stock or publishes inaccurate or unfavorable research about our business, our stock price could decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our Class A common stock could decrease, which could cause our stock price and trading volume to decline.

Because we have no current plans to pay cash dividends on our Class A common stock, you may not receive any return on investment unless you sell your Class A common stock for a price greater than that which you paid for it.

We have no current plans to pay cash dividends on our Class A common stock. The declaration, amount and payment of any future dividends will be at the sole discretion of our board of directors. Our board of directors may take into account general and economic conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries to us, including restrictions under our senior secured credit facilities and other indebtedness we may incur, and such other factors as our board of directors may deem relevant.

If you purchase shares of common stock sold in this offering, you will incur immediate and substantial dilution.

If you purchase shares of common stock in this offering, you will incur immediate and substantial dilution of $             per share based on the initial public offering price of $             per share, which is substantially higher than the pro forma net tangible book value per share of our outstanding common stock. In addition, you may also experience additional dilution, or potential dilution, upon future equity issuances to investors or to our employees and directors under our stock option and equity incentive plans. See “Dilution.”

You may be diluted by the future issuance of additional common stock in connection with our incentive plans, acquisitions or otherwise.

After this offering we will have approximately              shares of common stock authorized but unissued. Our amended and restated certificate of incorporation to become effective immediately prior to the consummation of this offering authorizes us to issue these shares of common stock and options relating to common stock for the consideration and on the terms and conditions established by our board of directors in its sole discretion, whether in connection with acquisitions or otherwise. We have reserved shares for issuance under the 2016 Plan. See “Executive Compensation.” Any common stock that we issue, including under the Omnibus Incentive Plan or other equity incentive plans that we may adopt in the future, would dilute the percentage ownership held by the investors who purchase common stock in this offering.

Future sales, or the perception of future sales, by us or our existing stockholders in the public market following this offering could cause the market price for our Class A common stock to decline.

The sale of substantial amounts of shares of our Class A common stock in the public market, or the perception that such sales could occur, including sales by any one of our equity sponsors, could harm the prevailing market price of shares of our Class A common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. Upon completion of this offering we will have a total of              shares of our Class A common stock outstanding. Of the outstanding shares, the shares              sold or issued in this offering (or              shares if the underwriters exercise their option to purchase additional shares) will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our affiliates, as that term is defined under Rule 144 under the Securities Act, may be sold only in compliance with the limitations described in “Shares Eligible for Future Sale.”

The remaining outstanding shares of common stock held by our existing owners after this offering will be subject to certain restrictions on resale. We, our executive officers, directors and all our existing stockholders, will sign lock-up agreements with the underwriters that will, subject to certain customary exceptions, restrict the sale of the shares of our Class A common stock and certain other securities held by them for 180 days following the date of this prospectus. Robert W. Baird & Co. Incorporated may, in its sole discretion and at any time without notice, release all or any portion of the shares or securities subject to any such lock-up agreements. See “Underwriting” for a description of these lock-up agreements.

Upon the expiration of the lock-up agreements described above, all of such              shares (or          shares if the underwriters exercise their option to purchase additional shares in full) will be eligible for resale in a public market, subject, in the case of shares held by our affiliates, to volume, manner of sale and other limitations under Rule 144. We expect that each of our equity sponsors will be considered an affiliate 180 days after this offering based on its expected share ownership (consisting of              shares), as well as its board nomination rights. Certain other of our stockholders may also be considered affiliates at that time.

In addition, the Continuing LLC Owners and Certain Sponsors hold registration rights for the sale of              and              shares of our Class A common stock, respectively. Once we register these shares, they will be eligible for resale in the public market, subject only to the lock-up agreements described above and the limitations under Rule 144.

We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our Class A common stock or securities convertible into or exchangeable for shares of our Class A common stock issued pursuant to the 2016 Plan. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market. We expect that the initial registration statement on Form S-8 will cover              shares of our Class A common stock.

As restrictions on resale end, the market price of our shares of common stock could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our shares of common stock or other securities.

Future offerings of debt securities, which would rank senior to our Class A common stock upon our bankruptcy or liquidation, and future offerings of equity securities that may be senior to our Class A common stock for the purposes of dividend and liquidating distributions, may adversely affect the market price of our Class A common stock.

In the future, we may attempt to increase our capital resources by making offerings of debt securities or additional offerings of equity securities. Upon bankruptcy or liquidation, holders of our debt securities and shares of preferred stock and lenders with respect to other borrowings will receive a distribution of our available assets prior to the holders of our Class A common stock. Preferred stock, if issued, could have a preference on liquidating distributions or a preference on dividend payments or both that could limit our ability to make a dividend distribution to the holders of our Class A common stock. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control. As a result, we cannot predict or estimate the amount, timing or nature of our future offerings, and purchasers of our Class A common stock in this offering bear the risk of our future offerings reducing the market price of our Class A common stock and diluting their ownership interest in our Company.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to “emerging growth companies” will make our Class A common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions and relief from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” In particular, while we are an “emerging growth company” (i) we will not be required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, (ii) we will be exempt from any rules that may be adopted by the PCAOB requiring mandatory audit firm rotations or a supplement to the auditor’s report on financial statements, (3) we will be subject to reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and (4) we will not be required to hold nonbinding advisory votes on executive compensation or obtain stockholder approval of any golden parachute payments not previously approved. We currently intend to take advantage of the reduced disclosure requirements regarding executive compensation. If we remain an “emerging growth company” after 2015, we may take advantage of other exemptions, including the exemptions from the advisory vote requirements and executive compensation disclosures under the Dodd-Frank Wall Street Reform and Customer Protection Act and the exemption from the provisions of Section 404(b) of the Sarbanes-Oxley Act.

In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards, meaning that the company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. We may remain an “emerging growth company” until the year-end following the fifth anniversary of the completion of this initial public offering, though we may cease to be an “emerging growth company” earlier under certain circumstances, including (i) if we become a large accelerated filer, (ii) if our gross net sales exceeds $1.0 billion in any year or (3) if we issue more than $1.0 billion in non-convertible notes in any three-year period.

The exact implications of the JOBS Act are still subject to interpretations and guidance by the SEC and other regulatory agencies, and we cannot assure you that we will be able to take advantage of all of the benefits of the JOBS Act. In addition, investors may find our Class A common stock less attractive if we rely on the exemptions and relief granted by the JOBS Act. If some investors find our Class A common stock less attractive as a result, there may be a less active trading market for our Class A common stock and our stock price may decline and/or become more volatile.

Failure to establish and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and stock price.

We are not currently required to comply with the rules of the SEC implementing Section 404 of the Sarbanes-Oxley Act and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which will require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of controls over financial reporting. Although we will be required to disclose changes made in our internal controls and procedures on a quarterly basis, we will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 until the year following our first annual report required to be filed with the SEC. However, as an emerging growth company, our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 until the later of the year following our first annual report required to be filed with the SEC or the date we are no longer an emerging growth company. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating.

To comply with the requirements of being a public company, we may need to undertake various actions, such as implementing new internal controls and procedures and hiring additional accounting or internal audit staff. Testing and maintaining internal control can divert our management’s attention from other matters that are important to the operation of our business. In addition, when evaluating our internal control over financial reporting, we may identify material weaknesses that we may not be able to remediate in time to meet the applicable deadline imposed upon us for compliance with the requirements of Section 404. If we identify material weaknesses in our internal control over financial reporting or are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Class A common stock could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC or other regulatory authorities, which could require additional financial and management resources.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties, such as statements about the Transactions, our plans, objectives, expectations, assumptions or future events. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “may,” “will,” “should,” “could” and similar expressions. Examples of forward-looking statements include, without limitation:

●	statements regarding our strategies, results of operations or liquidity;

●	statements concerning projections, predictions, expectations, estimates or forecasts as to our business, financial and operational results and future economic performance;

●	statements of management’s goals and objectives; and

●	assumptions underlying statements regarding us or our business.

Forward-looking statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from any future results, performances, or achievements expressed or implied by the forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. Forward-looking statements are based on information available at the time those statements are made or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to, factors discussed under the headings “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” and our dependency on a limited number of customers; our ability to implement our growth strategy effectively; our ability to achieve or sustain profitability; competition from veterinarians and others in our industry; failure of the FTPOA to become law; reputational damage to our brands; economic trends and spending on pets; the effectiveness of our marketing and trade promotion programs; recalls or withdrawals of our products or product liability claims; our ability to manage our manufacturing and supply chain effectively; disruptions in our manufacturing and distribution chains; our ability to successfully grow our business through acquisitions; our ability to introduce new products and improve existing products; our failure to protect our intellectual property; costs associated with governmental regulation; risks related to our international operations; and our ability to keep and retain key employees. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition or operating results.

The forward-looking statements speak only as of the date on which they are made, and, except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Consequently, you should not place undue reliance on forward-looking statements.

THE TRANSACTIONS

The Transactions will be effectuated by the Recapitalization Agreement. See “—Organizational Structure Following This Offering” below for a chart depicting our organizational structure following the consummation of the Transactions and this offering. We refer to the consummation of the organizational transactions, including the Contributions and the Reclassification, each as described below, as the “Transactions.”

Prior to this offering and prior to the Contributions described below, the Continuing LLC Owners and the Sponsor Corps directly held all of the issued and outstanding interests in HoldCo, and Certain Sponsors held all of the issued and outstanding interests in the Sponsor Corps. Accordingly, Certain Sponsors had an indirect interest in HoldCo equal to the aggregate interest of the Sponsor Corps in HoldCo. The Sponsor Corps were formed in 2012, and they have no assets, liabilities or operations, other than as holding companies owning direct interests in HoldCo.

Contributions

Pursuant to a contribution agreement to be entered into prior to this offering, Certain Sponsors will contribute all of their interests in the Sponsor Corps to PetIQ. In exchange for this contribution of the Sponsor Corps to PetIQ, Certain Sponsors will receive preference notes payable by PetIQ in the aggregate amount of $         (the “Certain Sponsor Preference Notes”) and an aggregate of              shares of Class A common stock (which shares represent the remaining value of each Certain Sponsor’s indirect interest in HoldCo immediately prior to the respective contribution after taking into consideration the amount of the applicable Certain Sponsor Preference Note and based on a hypothetical valuation of HoldCo agreed to by the Continuing LLC Owners and the Sponsor Corps). The Certain Sponsor Preference Notes will become due and payable upon the consummation of this offering and will accrue interest at a rate of two percent per annum. Immediately following the contribution of the Sponsor Corps, each Sponsor Corp will become a wholly owned subsidiary of PetIQ. The Contributions will be effected prior to the time our Class A common stock is registered under the Securities Act, and prior to the completion of this offering.

Reclassification

The equity interests of HoldCo currently consist of seven different classes of limited liability company units (Class A, Class B, Class C, Class D, Class E, Class F and Class P). Prior to the completion of this offering, the HoldCo Agreement will be amended and restated to, among other things, modify the capital structure of HoldCo to create a single new class of units, the LLC Interests.

The LLC Interests to be received in the Reclassification will be allocated to the Sponsor Corps and the Continuing LLC Owners. The number of LLC Interests to be allocated to the Sponsor Corps, and therefore indirectly to PetIQ, will be equal to the number of shares of Class A common stock that Certain Sponsors receive in the Contributions. The Continuing LLC Owners (i) will exchange certain LLC Interests for preference notes payable by PetIQ in the aggregate amount of $         (the “Continuing LLC Owner Preference Notes” and together with Certain Sponsor Preference Notes, the “Preference Notes”) and (ii) will receive from PetIQ LLC an aggregate of              LLC Interests (which LLC Interests represent the remaining value of each Continuing LLC Owner’s interest in HoldCo immediately prior to the Reclassification after taking into consideration the amount of the applicable Continuing LLC Owner Preference Note and based on a hypothetical valuation of HoldCo agreed to by the Continuing LLC Owners and the Sponsor Corps). The Continuing LLC Owner Preference Notes will become due and payable upon the consummation of this offering and will accrue interest at a rate of two percent per annum. As a result, following the Contributions and the Reclassification, LLC Interests will be held by the Continuing LLC Owners and by PetIQ, which will hold its interests indirectly through the Sponsor Corps. The Reclassification will be effected prior to the time our Class A common stock is registered under the Securities Act and prior to the completion of this offering.

Following the Contributions and the Reclassification, PetIQ will issue to the Continuing LLC Owners one share of Class B common stock for each LLC Interest they hold. The shares of Class B common stock will have no right to receive distributions or dividends, whether cash or stock, but will entitle the holder to one vote per share on matters presented to stockholders of PetIQ. All of the shares of Class A common stock that will be outstanding following the Contributions and the Reclassification, but prior to completion of this offering, will be held by Certain Sponsors.

Pursuant to the HoldCo Agreement, PetIQ will be designated as the sole managing member of HoldCo. Accordingly, PetIQ will have the right to determine when distributions will be made by HoldCo to its members and the amount of any such distributions (subject to the requirements with respect to the tax distributions described below). If PetIQ authorizes a distribution by HoldCo, the distribution will be made to the members of HoldCo pro rata in accordance with the ownership of their respective LLC Interests.

The holders of LLC Interests will incur U.S. federal, state and local income taxes on their allocable share of any taxable income of HoldCo (as calculated pursuant to the HoldCo Agreement). Net profits and net losses of HoldCo will generally be allocated to its members pursuant to the HoldCo Agreement pro rata in accordance with the ownership of their respective LLC Interests. The HoldCo Agreement will provide for cash distributions to the holders of LLC Interests for purposes of funding their tax obligations in respect of the income of HoldCo that is allocated to them. These tax distributions will be funded from available cash of HoldCo and its subsidiaries. These tax distributions will be computed, for us, based on our actual tax liability as a result of the net taxable income allocated to us as a result of owning interests in Holdco and, for all other holders of LLC Interests, based on the net taxable income of Holdco allocated to such holder of LLC Interests multiplied by an assumed, combined tax rate equal to the maximum rate applicable to an individual resident in New York, New York (taking into account the deductibility of state and local taxes and other applicable adjustments).

Following the reclassification, because PetIQ will manage and operate the business and control the strategic decisions and day-to-day operations of Holdco and will also have a substantial financial interest in Holdco, we will consolidate the financial results of Holdco pursuant to the VIE accounting model, and a portion of our net income (loss) will be allocated to the non-controlling interest to reflect the entitlement of Continuing LLC Owners to a portion of Holdco’s net income (loss). See “Unaudited Pro Forma Condensed Consolidated Financial Information”.

Exchange Rights

Under the HoldCo Agreement, the Continuing LLC Owners (or certain permitted transferees thereof) will have the right, from time to time following this offering and subject to the terms of the HoldCo Agreement, to exchange their LLC Interests, along with a corresponding number of shares of our Class B common stock, for newly issued shares of our Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends, reclassifications and similar transactions. Our board of directors, which will include directors who hold LLC Interests or are affiliated with holders of LLC Interests and may include such directors in the future, may, at its option, instead cause HoldCo to make a cash payment equal to the volume weighted average market price of one share of our Class A common stock for each LLC Interest exchanged (subject to customary adjustments, including for stock splits, stock dividends and reclassifications) in accordance with the terms of the HoldCo Agreement. As a Continuing LLC Owner exchanges LLC Interests, along with a corresponding number of shares of our Class B common stock, for shares of Class A common stock (or receives a cash payment lieu of such Class A common stock), the number of LLC Interests held by PetIQ will be correspondingly increased as it acquires the exchanged LLC Interests and cancels a corresponding number of shares of Class B common stock. See “Certain Relationships and Related Party Transactions—HoldCo Agreement.”

Offering Transactions

In connection with the completion of this offering, we intend to use a portion of the net proceeds we receive to repay the Preference Notes and to purchase newly issued LLC Interests from HoldCo. See “Use of Proceeds.”

In connection with the Contributions and the Reclassification, we will also indirectly acquire LLC Interests in an amount equal to the number of shares of LLC Interests issued to the Sponsor Corps in the Reclassification as a result of us owning the Sponsor Corps following the Contributions. Accordingly, following this offering, we will hold a number of LLC Interests that is equal to the number of shares of Class A common stock that we issued to Certain Sponsors and investors in this offering. HoldCo will reimburse PetIQ for all of the expenses of this offering.

As a result of the Transactions and this offering, upon completion of this offering:

●	the investors in this offering will collectively own shares of our Class A common stock (or shares of Class A common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock), representing % of the voting power in the Company (or % if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and, through PetIQ, % of the economic interest in HoldCo (or % if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

●	Certain Sponsors will collectively own shares of our Class A common stock, representing % of the voting power in the Company (or % if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and, through PetIQ, % of the economic interest in HoldCo (or % if the underwriters exercise in full their option to purchase additional shares of Class A common stock); and

●	the Continuing LLC Owners will collectively hold LLC Interests, representing % of the economic interest in HoldCo (or % if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and shares of our Class B common stock (or if the underwriters exercise in full their option to purchase additional shares of Class A common stock), representing % of the voting power in PetIQ (or % if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Organizational Structure Following This Offering

The diagram below depicts our organizational structure immediately following this offering, after giving effect to the Transactions, assuming no exercise by the underwriters of their option to purchase additional shares of Class A common stock.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and commissions, will be approximately $         million, assuming the shares are offered at $         per share (the midpoint of the price range listed on the cover page of this prospectus). A $1.00 increase or decrease in the assumed initial public offering price of $         per share would increase or decrease, as applicable, the net proceeds to us from this offering by approximately $         million, assuming the number of shares offered by us remains the same as set forth on the cover page of this prospectus and after deducting the estimated underwriting discounts and commissions. Similarly, an increase or decrease of          shares in the number shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, would increase or decrease our net proceeds from this offering by approximately $         million, assuming no changes in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions.

We intend to use the net proceeds of this offering to (i) pay off the Preference Notes in the aggregate amount of $         million and (ii) purchase          newly issued LLC Interests from HoldCo at a purchase price per interest equal to the initial public offering price per share of Class A common stock, less underwriting discounts and commissions. The Preference Notes will accrue interest at a rate of two percent per annum and will be due and payable immediately upon the consummation of this offering.

We intend to cause HoldCo to use such proceeds to pay fees and expenses of approximately $         million in connection with the Transactions and this offering and for general corporate purposes.

DIVIDEND POLICY

Except for the distributions described under “The Transactions,” we currently intend to retain all available funds and any future earnings for use in the operation of our business, and therefore we do not currently expect to pay any cash dividends on our Class A common stock. Holders of our Class B common stock are not entitled to participate in any dividends declared by our board of directors. Any future determination to pay dividends to holders of Class A common stock will be at the discretion of our board of directors and will depend upon many factors, including our results of operations, financial condition, capital requirements and other factors that our board of directors deems relevant. We are a holding company, and substantially all of our operations are carried out by HoldCo and its subsidiaries. Our ability to pay dividends may also be restricted by any future credit agreement or any future debt or preferred equity securities of ours or of our subsidiaries.

CAPITALIZATION

The following table sets forth the cash and cash equivalents and capitalization as of March 31, 2016 of:

●	OpCo and its subsidiaries on a historical basis;

●	PetIQ and its subsidiaries as adjusted to give effect to the Transactions; and

●	PetIQ and its subsidiaries on a pro forma basis to give effect to the Transactions, the issuance and sale of shares of Class A common stock in this offering at an assumed initial public offering price of $ per share, the midpoint of the price range listed on the cover page of this prospectus, after (i) deducting the estimated underwriting discounts and commissions and (ii) the application of the estimated net proceeds from the offering as described under “Use of Proceeds.”

This information should be read in conjunction with “Use of Proceeds,” “Selected Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical consolidated financial statements and related notes appearing elsewhere in this prospectus.

	As of March 31, 2016
	Historical OpCo	PetIQ As Adjusted Before Offering	Pro Forma PetIQ
(in thousands, except share and per share data)
Cash and cash equivalents	$1,704	$	$

Indebtedness:
	$29,149	$	$

Total indebtedness
Total equity:
Members’ equity
Class A common stock, par value $0.001 per share; no shares authorized, issued and outstanding on a historical basis; shares authorized, issued and outstanding on a pro forma basis
Class B common stock, par value $0.001 per share; no shares authorized, issued and outstanding on a historical basis; shares authorized, issued and outstanding on a pro forma basis
Additional paid-in capital

Total members’ equity/stockholders’ equity	45,649

Noncontrolling interest	(21)

Total capitalization	$45,628	$	$

A $1.00 increase or decrease in the assumed initial public offering price of $         per share would increase or decrease, as applicable, the net proceeds to us from this offering by approximately $         million, assuming the number of shares offered by us remains the same as set forth on the cover page of this prospectus and after deducting the estimated underwriting discounts and commissions. Similarly, an increase or decrease of          shares in the number shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, would increase or decrease our net proceeds from this offering by approximately $         million, assuming no changes in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions.

DILUTION

The Continuing LLC Owners will maintain LLC Interests in HoldCo after the Transactions and this offering. Because the Continuing LLC Owners will not own any Class A common stock or have any right to receive distributions from PetIQ, we have presented dilution in pro forma net tangible book value per share after this offering assuming that all of the holders of LLC Interests (other than those held by PetIQ through the Sponsor Corps) had their LLC Interests exchanged for newly issued shares of Class A common stock on a one-for-one basis (rather than for cash) and the cancellation for no consideration of all of their shares of Class B common stock (which are not entitled to receive distributions or dividends, whether in cash or stock from PetIQ) in order to more meaningfully present the dilutive impact on the investors in this offering. We refer to the assumed exchange of all LLC Interests for shares of Class A common stock as described in the previous sentence as the “Assumed Exchange.”

Dilution is the amount by which the offering price paid by the purchasers of the Class A common stock in this offering exceeds the pro forma net tangible book value per share of Class A common stock after the offering. OpCo’s net tangible book value as of March 31, 2016 was $         million. Net tangible book value per share is determined at any date by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of shares of Class A common stock deemed to be outstanding at that date.

If you invest in our Class A common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the pro forma net tangible book value per share of our Class A common stock after this offering.

Pro forma net tangible book value per share is determined at any date by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of shares of Class A common stock, after giving effect to the Transactions and this offering and the Assumed Exchange. Our pro forma net tangible book value as of March 31, 2016 would have been approximately $         million, or $         per share of Class A common stock. This amount represents an immediate increase in pro forma net tangible book value of $         per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of approximately $         per share to investors purchasing shares of Class A common stock in this offering. Similarly, an increase or decrease of          shares in the number of Class A common stock offered by us, as set forth on the cover page of this prospectus, would increase or decrease the pro forma as net tangible book value after giving effect to this offering by $         , or $         per share, and would increase or decrease the dilution in pro form net tangible book value per share to investors in this offering by $         , based on the assumption above.

The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Pro forma net tangible book value (deficit) per share as of March 31, 2016 before giving effect to this offering	$
Increase in net tangible book value per share attributable to investors in this offering
Pro forma net tangible book value per share after giving effect to this offering

Dilution in pro forma net tangible book value per share to investors in this offering		$

A $1.00 increase or decrease in the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover of this prospectus, would increase or decrease, as applicable, pro forma net tangible book value per share after giving effect to this offering by $         million, or $         per share, and would

increase or decrease the dilution in pro forma net tangible book value per share to investors in this offering by $         , based on the assumptions set forth above.

The following table summarizes as of March 31, 2016 on the pro forma basis described above, the number of shares of Class A common stock purchased, the total consideration paid and the average price per share paid by investors in this offering, based upon an assumed initial public offering price of $         per share, the midpoint of the initial public offering price range on the cover page of this prospectus, and before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares purchased		Total consideration		Average price per share
	Number	Percent	Amount	Percent
Existing stockholders		%	$	%	$
New investors

Total		100%		100%	$

A $1.00 increase or decrease in the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover of this prospectus, would increase or decrease the total consideration paid by new investors and the total consideration paid by all shareholders by $         million, based on the assumptions set forth above. Similarly, an increase or decrease of          shares in the number of Class A common stock offered by us as set forth on the cover page of this prospectus would increase or decrease the total consideration paid by new investors and the total consideration paid by all shareholders by $         , based on the assumptions set forth above.

Except as otherwise indicated, the discussion and tables above assume the number of shares offered by us remains the same, no exercise of the underwriters’ option to purchase additional shares and no exercise of any outstanding options. If the underwriters’ option to purchase additional shares is exercised in full, our existing stockholders would own approximately     % and purchasers in this offering would own approximately     % of the total number of shares of our Class A common stock outstanding after this offering. If the underwriters exercise their option to purchase additional shares in full, the pro forma net tangible book value per share after this offering would be $         per share, and the dilution in the pro forma net tangible book value per share to purchasers in this offering would be $         per share.

The tables and calculations above are based on          shares of Class A common stock outstanding as of                 , 2016 and assume no exercise by the underwriters of their option to purchase up to an additional          shares from us. This number excludes, as of                 , 2016, an aggregate of          shares of Class A common stock reserved for issuance under the Omnibus Incentive Plan that we intend to adopt in connection with this offering.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma information reflects the impact of this offering, after giving effect to the Transactions discussed in the section of this prospectus entitled “The Transactions.” The following unaudited pro forma consolidated statement of operations for the year ended December 31, 2015 gives effect to the Transactions and this offering as if the same had occurred on January 1, 2015.

We have derived the unaudited pro forma consolidated balance sheet and statement of operations as of and for the year ended December 31, 2015 from the audited consolidated financial statements of OpCo as of and for the year ended December 31, 2015 included elsewhere in this prospectus. We have derived the unaudited pro forma consolidated balance sheet and statement of operations as of and for the three months ended March 31, 2016 from the unaudited consolidated financial statements of OpCo as of and for the three months ended March 31, 2016 included elsewhere in this prospectus. The pro forma financial information is qualified in its entirety by reference to, and should be read in conjunction with, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

The pro forma adjustments related to the Transactions, which we refer to as the Transaction Adjustments, are described in the notes to the unaudited pro forma consolidated financial information, and principally include the following:

●	the amendment and restatement of the limited liability company agreement of HoldCo to, among other things, (i) modify the capital structure of HoldCo to create a single new class of units, the LLC Interests, (ii) exchange all of the HoldCo existing membership interests for LLC Interests and (iii) appoint PetIQ as the sole managing member of HoldCo;

●	the amendment and restatement of PetIQ’s certificate of incorporation to, among other things, (i) provide for Class A common stock and Class B common stock and (ii) issue shares of Class B common stock to the Continuing LLC Owners, on a one-to-one basis with the number of LLC Interests they own;

●	the contribution by Certain Sponsors of all of the Sponsor Corps to PetIQ in exchange for the issuance of the Certain Sponsor Preference Notes payable by PetIQ and shares of Class A common stock to Certain Sponsors;

●	the exchange by the Continuing LLC Owners of certain LLC Interests for the Continuing LLC Owner Preference Notes;

●	the Continuing LLC Owners retaining the remaining LLC Interests; and

●	a provision for income taxes and deferred taxes reflected PetIQ as a taxable corporation at an effective rate of % for the three months ended March 31, 2016 and % for the year ended December 31, 2015.

The pro forma adjustments related to this offering, which we refer to as the Offering Adjustments, are described in the notes to the unaudited pro forma consolidated financial information, and principally include the following:

●	the issuance of shares of our Class A common stock in this offering in exchange for net proceeds of approximately $ (the midpoint of the price range listed on the cover page of this prospectus), after deducting underwriting discounts and commission but before offering expenses;

●	the repayment of the Preference Notes in the aggregate amount of $ million;

●	the purchase by PetIQ of newly issued LLC Interests from HoldCo at purchase price per interest equal to the initial public offering price per share of Class A common stock, less underwriting discounts and commissions; and

●	the changes in equity related to the purchase of LLC Interests and the related noncontrolling interest not owned by PetIQ.

The historical consolidated financial position and results of operations of PetIQ have not been presented in the accompanying unaudited pro forma consolidated financial information as PetIQ is a newly incorporated entity as of February 29, 2016, has had no business transactions or activities to date, and had no material assets, liabilities, revenues or expenses during the periods presented in this section. The Transactions and designation of PetIQ as the sole managing member of HoldCo will be accounted for as the combination of entities under common control. HoldCo is the sole member of OpCo and has no operations and no assets other than the equity interests of OpCo. As a result, OpCo will be considered our predecessor for accounting purposes. This will result in the presentation of OpCo’s historical financial statements as the historical financial statements of PetIQ and PetIQ will account for OpCo’s assets and liabilities at their historical carrying amounts.

As a public company, we will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. We expect to incur additional annual expenses related to these steps and, among other things, additional directors’ and officers’ liability insurance, director fees, reporting requirements of the SEC, transfer agent fees, hiring additional accounting, legal and administrative personnel, increased auditing and legal fees and similar expenses. We have not included any pro forma adjustments relating to these costs.

The pro forma adjustments are based upon available information and methodologies that are factually supportable and directly related to the Transactions and this offering. The unaudited pro forma consolidated financial information includes various estimates that are subject to material change and may not be indicative of what our operations or financial position would have been had the Transactions and this offering taken place on the dates indicated, or that may be expected to occur in the future. For further discussion of these matters, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical consolidated financial statements and related notes included elsewhere in this prospectus.

PetIQ, Inc.

Unaudited Pro Forma Consolidated Balance Sheet Data as of March 31, 2016

	Historical OpCo	Transaction Adjustments	As Adjusted Before Offering	Offering Adjustments	Pro Forma PetIQ
(dollars in thousands)
Current assets
Cash and cash equivalents	$1,704
Accounts receivable, net of allowance for doubtful accounts	18,762
Inventories	39,132
Supplier prepayments	3,507
Other current assets	2,323

Total current assets	65,428

Property, plant and equipment, net	13,205
Restricted cash and deposits	250
Other non-current assets	753
Intangible assets, net of accumulated amortization	5,208
Goodwill	5,416

Total assets	$90,290

Liabilities and member’s equity
Current liabilities
Accounts payable	$11,703
Accrued wages payable	616
Accrued interest payable	300
Other accrued expenses	327
Current portion of long-term debt and capital leases	3,034

Total current liabilities	15,980

Non-current liabilities
Long-term debt	25,728
Obligations under capital leases, less current installments	409
Deferred acquisition liability	2,154
Other non-current liabilities	361

Total non-current liabilities	28,652

Commitments and contingencies
Equity
Member’s equity	46,034
Accumulated other comprehensive (loss) income	(385)

Total member’s equity	45,649
Non-controlling interest	(21)

Total equity	45,628

Total liabilities and equity	$90,260

PetIQ, Inc.

Unaudited Pro Forma Consolidated Statement of Operations for the Quarter Ended March 31, 2016

	Historical OpCo	Transaction Adjustments	As Adjusted Before Offering	Offering Adjustments	Pro Forma PetIQ
(dollars in thousands)
Net sales	$52,298
Cost of sales	42,526

Gross profit	9,772
Operating expenses
General and administrative expenses	8,063

Operating income	1,709

Interest expense	(901)
Foreign currency loss, net	(121)
Loss on debt extinguishment	(993)
Other income, net	2

Total other expense, net	(2,013)

Net loss	$(304)

Net income attributable to noncontrolling interest	$1

Net loss attributable to member	$(305)

Pro forma weighted average shares of Class A common stock outstanding:(1)
Basic
Diluted
Pro forma net loss per Class A common share:(2)
Basic
Diluted

(1)	The shares of Class B common stock do not share in our earnings and therefore are not included in the weighted average shares outstanding or net loss per share. The pro forma weighted average shares outstanding and net loss per share give effect to the Transactions and the issuance and sale of shares of Class A common stock in this offering at an assumed initial public offering price of $ per share, the midpoint of the price range listed on the cover page of this prospectus.

(2)	The basic and diluted pro forma net loss per share of Class A common stock represents net loss attributable to PetIQ divided by the combination of shares of Class A common stock owned by the Sponsor Corps after giving effect to the Transactions and the issuance and sale of shares of Class A common stock in this offering at an assumed initial public offering price of $ per share, the midpoint of the price range listed on the cover page of this prospectus.

PetIQ, Inc.

Unaudited Pro Forma Consolidated Balance Sheet Data as of December 31, 2015

	Historical OpCo	Transaction Adjustments	As Adjusted Before Offering	Offering Adjustments	Pro Forma PetIQ
(dollars in thousands)
Current assets
Cash and cash equivalents	$3,250
Accounts receivable, net of allowance for doubtful accounts	14,512
Inventories	33,685
Supplier prepayments	7,501
Other current assets	1,370

Total current assets	60,318

Property, plant and equipment, net	12,960
Restricted cash and deposits	7,144
Other non-current assets	757
Intangible assets, net of accumulated amortization	5,576
Goodwill	5,580

Total assets	$92,335

Liabilities and member’s equity
Current liabilities
Accounts payable	$9,210
Accrued wages payable	1,203
Accrued interest payable	270
Other accrued expenses	329
Current portion of long-term debt and capital leases	153

Total current liabilities	11,165

Non-current liabilities
Long-term debt	32,052
Obligations under capital leases, less current installments	395
Deferred acquisition liability	2,053
Other non-current liabilities	395

Total non-current liabilities	34,895

Commitments and contingencies
Equity
Member’s equity	46,339
Accumulated other comprehensive (loss) income	(42)

Total member’s equity	46,297
Non-controlling interest	(22)

Total equity	46,275

Total liabilities and equity	$92,335

PetIQ, Inc.

Unaudited Pro Forma Consolidated Statement of Operations for the Year Ended December 31, 2015

	Historical OpCo	Transaction Adjustments	As Adjusted Before Offering	Offering Adjustments	Pro Forma PetIQ
(dollars in thousands)
Net sales	$205,687
Cost of sales	166,529

Gross profit	39,158
Operating expenses
General and administrative expenses	35,588

Operating income	3,570

Interest expense	(3,545)
Foreign currency gain, net	75
Loss on debt extinguishment	(1,449)

Total other expense, net	(4,919)

Net loss	$(1,349)

Net loss attributable to noncontrolling interest	$(7)

Net loss attributable to member	$(1,342)

Pro forma weighted average shares of Class A common stock outstanding:(1)
Basic
Diluted
Pro forma net loss per Class A common share:(2)
Basic
Diluted

(1)	The shares of Class B common stock do not share in our earnings and therefore are not included in the weighted average shares outstanding or net loss per share. The pro forma weighted average shares outstanding and net loss per share give effect to the Transactions and the issuance and sale of shares of Class A common stock in this offering at an assumed initial public offering price of $ per share, the midpoint of the price range listed on the cover page of this prospectus.

(2)	The basic and diluted pro forma net loss per share of Class A common stock represents net loss attributable to PetIQ divided by the combination of shares of Class A common stock owned by the Sponsor Corps after giving effect to the Transactions and the issuance and sale of shares of Class A common stock in this offering at an assumed initial public offering price of $ per share, the midpoint of the price range listed on the cover page of this prospectus.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables present the selected historical consolidated financial and other data for OpCo and its subsidiaries. OpCo is the predecessor of the issuer, PetIQ, for financial reporting purposes.

The selected consolidated statement of operations data for each of the years in the two-year period ended December 31, 2015 and the selected consolidated balance sheet data as of December 31, 2015 and 2014 are derived from the audited consolidated financial statements of OpCo and its subsidiaries included elsewhere in this prospectus. The selected consolidated statement of operations data for the fiscal quarters ended March 31, 2016 and 2015 and the selected consolidated balance sheet data as of March 31, 2016 are derived from the unaudited consolidated financial statements of OpCo included elsewhere in this prospectus.

The results of operations for the periods presented below are not necessarily indicative of the results to be expected for any future period and the results for any interim period are not necessarily indicative of the results that may be expected for a full year. The information set forth below should be read together with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the accompanying notes appearing elsewhere in this prospectus.

The selected historical consolidated financial and other data of PetIQ have not been presented as PetIQ is a newly incorporated entity, has had no business transactions or activities to date and had no assets or liabilities during the periods presented in this section.

	Historical OpCo
	Three Months Ended March 31,		Year ended December 31,
	2016	2015	2015		2014
(dollars in thousands, except per share data)
Consolidated statement of operations data:
Net sales	$52,298	$55,570		$205,687		$161,491
Cost of sales	42,526	43,209		166,529		138,754

Gross profit	9,772	12,361		39,158		22,737
Operating expenses
General and administrative expenses	8,063	6,701		35,588		32,858

Operating income (loss)	1,709	5,660		3,570		(10,121)
Other expense
Other income (expense), net	2	—		—		(12)
Loss on debt extinguishment	(993)	(1,449)		(1,449)		—
Foreign currency (loss) gain, net	(121)	261		75		122
Interest expense	(901)	(762)		(3,545)		(980)
Total other expense	(2,013)	(1,950)		(4,919)		(870)

Net (loss) income	(304)	3,710		$(1,349)		$(10,991)
Pro forma weighted average shares used for computation of (unaudited):(1)
Basic
Diluted
Pro forma net (loss) income per common share (unaudited):(1)
Basic			$		$
Diluted			$		$

(1)	Gives effect to the Transactions and this offering. See “Unaudited Pro Forma Consolidated Financial Information” for a detailed presentation of the unaudited pro forma information, including a description of the transactions and assumptions underlying the pro forma adjustments.

	Historical OpCo
	As of March 31,	As of December 31,
	2016	2015	2014
(dollars in thousands)
Consolidated balance sheet data:
Cash and cash equivalents	$1,704	$3,250	$1,370
Total assets	90,290	92,335	70,586
Total debt	29,150	32,935	14,486
Total liabilities	44,632	46,060	22,447
Total members’/stockholders’ equity	45,628	46,275	48,139

	Historical OpCo
Other Data(a)	Three Months Ended March 31,		Year Ended December 31,
	2016	2015	2015	2014
(dollars in thousands)
EBITDA	$1,345	$5,065	$4,773	$(7,713)
Adjusted EBITDA	3,806	7,025	11,381	(5,386)
Capital Expenditures	753	372	1,550	7,664

(a)	EBITDA and Adjusted EBITDA are non-GAAP financial measures. The following table reconciles net loss, the most comparable GAAP measure, to EBITDA and Adjusted EBITDA for the periods presented:

	Three Months Ended March 31,		Year Ended December 31,
	2016	2015	2015	2014
(dollars in thousands)
Net (loss) income	$(304)	$3,710	$(1,349)	$(10,991)
Non-GAAP adjustments:
Depreciation	476	454	1,842	1,456
Amortization	272	139	735	842
Interest	901	762	3,545	980

EBITDA	1,345	5,065	4,773	(7,713)

Loss on debt extinguishment(1)	993	1,449	1,449	—
Litigation expenses(2)	1,349	310	2,622	1,867
Costs associated with becoming a public company	—	86	626	—
Supplier receivable write-off(3)	—	—	1,449	—
Management fees(4)	119	115	462	460

Adjusted EBITDA	$3,806	$7,025	$11,381	$(5,386)

(1)	Loss on debt extinguishment reflects costs relating to the refinancing of our prior credit facility, including a write-off of unamortized loan fees, legal fees and termination fees.

(2)	These litigation expenses relate to our existing cases, which are expected to continue at approximately the 2015 level in 2016 and decline in 2017. See “Business—Legal Proceedings.”

(3)	During 2015 the Company terminated its relationship with a supplier in accordance with a supply agreement, resulting in the Company writing off the full amount of cash advanced to the supplier as a supplier prepayment on the procurement of inventory as of December 31, 2015. Subsequent to December 31, 2015, the Company initiated litigation to attempt to collect the cash advanced to the supplier.

(4)	Represents annual fees paid pursuant to our management agreements with Eos, Highland and Labore. The management agreements will terminate in connection with this offering; however, we will pay fees to members of our board of directors following the offering. See “Certain Relationships and Related Party Transactions.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Such statements involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth in “Risk Factors” and “Forward-Looking Statements.” The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus, as well as the information presented under “Prospectus Summary—Summary Consolidated Financial Data” and “Selected Consolidated Financial and Other Data.” All references to years, unless otherwise noted, refer to our fiscal year, which ends on December 31st. All references to the first quarter, unless otherwise noted, refer to our fiscal quarter which ends on March 31st.

Overview

PetIQ is a rapidly growing pet medication and wellness company and the industry leader in bringing a broad portfolio of Rx and veterinarian-recommended OTC pet medications to national retail stores. Formed in 2010, PetIQ is one of the first companies to deliver pet Rx medications, OTC medications and wellness products at a significantly greater value to both pet owners and retail partners. We provide retail stores leading third-party brands, previously available only from veterinarians, at a savings to pet owners of typically 20% to 30%. We also provide our retail partners a portfolio of our proprietary value-branded products that contain the same active ingredients, at a savings of up to 50%. In addition, we have created proprietary wellness brands, such as Minties, Betsy Farms, VetIQ and Delightibles, that offer pet owners innovation and value.

We manufacture and sell our proprietary value-branded products, which generally are alternative versions of leading third-party branded pet Rx medications and OTC medications. We also distribute a suite of leading branded pet Rx medications and OTC medications manufactured by third parties, such as Frontline Plus®, Heartgard Plus® and K9 Advantix® II. Our gross margins on our proprietary value-branded products are higher than on our distributed products and, accordingly, our strategy has been to increase net sales of proprietary value-branded products. In 2012, proprietary value-branded products comprised less than 10% of our net sales. In contrast, consistent with our strategy, proprietary value-branded products comprised more than 41% of our net sales in the first quarter of 2016.

We operate facilities in Daytona Beach, Florida and Springville, Utah. Our facility in Daytona Beach, Florida engages in, among other things, packaging services for products produced by others that we distribute. Our facility in Springville, Utah manufactures certain of our proprietary value-branded pet treats, such as Delightibles, Betsy Farms jerky treats, VetIQ pill treats and wellness supplements. We also utilize third parties to manufacture our proprietary value-branded products for us. Our product lines include more than 400 SKUs of the most popular pet medications that were previously available primarily from veterinarians.

We believe that we were the first, and remain the only, company to sell pet Rx medications nationally in the retail channel. We sell our products through the following retail channels: mass, food and drug, club, pet specialty, pharmacies and, recently, e-commerce. A majority of our net sales is to national retailers, such as Wal-Mart, Sam’s Club, Costco, Petco, PetSmart, Kroger, Target, BJ’s Wholesale Club and Amazon, among others. Our two largest retail customers, Wal-Mart and Sam’s Club, accounted for 30% and 29%, respectively, of our first quarter 2016 net sales, compared to 36% and 26%, respectively, of our first quarter 2015 net sales. In the fourth quarter of 2015, we stopped selling our PetAction Plus product to Wal-Mart as a result of Wal-Mart’s proposed price reduction, which reduced our total sales to Wal-Mart in the first quarter of 2016. We expect our sales to Wal-Mart and Sam’s Club likely will proportionately decline as our customer concentration becomes more diverse. Our new customers in the first quarter of 2016 included T.J. Maxx and in 2015 included Phillips Pet Food & Supplies, Petsmart and Amazon. We began direct e-commerce sales in December 2015 through Amazon and we expect our e-commerce sales to grow significantly. In addition, we sell our products to our distribution partner, Anda, which distributes our products to pharmacies that have placed orders for products with Anda. Anda purchases products from us only when it has orders from its retail customers for such products. Through Anda we serve more than 30,000 retail pharmacy locations, including chains such as Rite Aid, with same and/or next-day service in mass retail, club and independent pharmacies.

Our sales occur predominantly in the U.S. and Canada. Approximately 98% of our first quarter 2016 and fiscal 2015 net sales were generated from customers located in the United States and Canada, with the remaining sales generated from other foreign locations. We have two reporting segments: (i) U.S. and Canada; and (ii) other. This is based on the level at which the chief operating decision maker reviews the results of operations to make decisions regarding performance assessment and resource allocation. In our judgment, because our operations in the U.S. and Canada comprise 98% of our net sales, it is appropriate to view our operations as a whole, which is the approach we follow in this section. Our corporate headquarters are located in Eagle, Idaho. For additional information on our operating segments, see Note 10, “Segments,” to our audited financial statements included elsewhere in this prospectus.

Corporate History

Our net sales have grown to $206 million in 2015, reflecting a CAGR of 59% since our inception in 2010. In 2012, we broadened our distribution network by successfully adding new accounts with leading third-party brands. In 2013, we expanded our proprietary value-branded product lines for both Rx medication and OTC medications by introducing our VetIQ brand. In 2014, we opened facilities in Springville, Utah, in order to manufacture certain of our proprietary value-branded pet treats, and in Daytona Beach, Florida, to serve our expanding distribution network. From 2012 to the present, we have focused on (i) expanding our proprietary value-branded and distributed product portfolios, (ii) diversifying our customer base, in order to minimize customer concentration, and (iii) shifting our distributed/proprietary product mix in order to increase our gross margins.

Key Industry Trends and Developments

We believe the following industry trends and developments are important and favorable to our Company.

Humanization of Pets

There has been a trend toward the humanization of pets, in the sense that more pet owners consider their pets to be their family members, which, in turn, increases the demand for higher quality yet affordable pet health and wellness products available through channels where pet owners shop for their other family members.

Growing Market

Two-thirds of American households own at least one dog or cat with the U.S. market serving approximately 164 million dogs and cats according to the APPA. From 2008 to 2014, the percentage of U.S. homes with dogs or cats increased from 49.7% to 51.1%. Since 2001, Americans’ overall spending on their pets has doubled and a significant portion of that spending has been devoted to products we provide, such as Rx medications and OTC medications. Consumers spent approximately $74 billion on their pets in 2014, and it is estimated they spent $7.0 billion on Rx medications and OTC medications for dogs and cats in 2015 (not including human medications dispensed for the treatment of household pets). Significant improvements in traditional pet treatments for flea, tick and heartworm, as well as the introduction of new treatments for chronic conditions in pets, have contributed to the increase in spending.

In addition, pets are living longer and, as a result, have increasing medication needs. The AVMA reports the percentage of households owning dogs aged six and older rose from 42% in 1987 to 48% in 2011, with comparable figures rising from 34% to 50% for cats. Chronic pet disease is increasingly prevalent in dogs and cats. In 2014, it was reported that more than 50% of dogs and cats are overweight and approximately 75% of older dogs and predisposed breeds have heart disease.

Migration of Sales from Veterinarians to Retailers

Historically, substantially all the major manufacturers of pet Rx medications and OTC medications have sold such medications and products predominantly through veterinarian channels rather than through the retail and e-commerce channels that we serve. However, over the last few years, manufacturers and distributors have begun to shift a portion of sales to retail and e-commerce channels. From 2011 to 2015, the percentage of estimated total U.S. dog and cat pet medication sales through the veterinarian channel dropped from 63% to 59%. We believe that the market share historically enjoyed by veterinarians will steadily decline—and ours will increase—as a result of the price savings and convenience afforded by the retail channels we serve.

Lower Prices in Retail Channel

Consumers receive significant savings when buying value-branded pet Rx and OTC medications through the retail channel. For example, according to a recent PetIQ survey, a prominent branded flea and tick product, which is sold without a prescription, has an average selling price of $58.85 per box when purchased from a veterinarian’s office, but a $38.95 per box selling price when purchased from a retailer. We offer consumers even greater savings as our own proprietary value-branded flea and tick product, which has the same active ingredients as those sold by veterinarians, sells for only $19.66 per box. As more consumers become aware of these pricing disparities, we believe sales of pet medications will continue to grow in the retail channel and decline in the veterinarian channel.

Fairness to Pet Owners Act of 2015

The FTPOA, which is currently pending in Congress, is intended to address the issues of prescription portability, just as the Fairness to Contact Lens Consumers Act did for the contact lens industry. Prior version of the FTPOA were introduced in 2011 and again in 2014, but were not enacted. If enacted, the FTPOA, if enacted, would require veterinarians in every U.S. state to give a pet owner a copy of his or her pet’s prescription, whether the pet owner asks for it or not, which the pet owner could fill through the retail channel rather than through the veterinarian channel. The FTPOA would help consumers save money by increasing competition and giving pet owners the freedom to choose where they buy pet Rx medications. We believe that the FTPOA, if enacted, would increase consumer demand for pet medications in the retail channel. Enactment of the FTPOA would enhance our ability to serve the retail channel, but also could increase the competition we face as other companies discover and try to address the market opportunity we helped create. The Fairness to Contact Lens Consumers Act greatly accelerated the migration of contact lens sales from eye care professionals to retail channels and since its enactment in 2003, sales of contact lenses have more than doubled. We believe enactment of the FTPOA would have a similar effect on the pet medication category.

Our Strategy

We believe there are significant opportunities to grow our brand awareness, increase our net sales and deliver shareholder value by executing on the following initiatives:

●	Grow consumer awareness of our products in the retail channel;

●	Increase shelf space with existing retailers;

●	Deliver innovation in pet health and wellness at great value; and

●	Enhance margins.

Components of our Results of Operations

Net Sales

Our net sales consist of our total sales net of product returns, allowances (discounts), trade promotions and incentives. We offer a variety of trade promotions and incentives to our customers, such as cooperative advertising programs and in-store displays. We recognize net sales generally upon shipment of the product to our customer. These trade promotions are used to increase our aggregate net sales. Our net sales are periodically influenced by the timing, extent and amount of such trade promotions and incentives.

Historically, our net sales have primarily been driven by our distribution of leading third-party brand pet Rx medications and OTC brands; however, sales of our own proprietary value-branded products, including wellness products, have increasingly become an important component of our growth in net sales and margin. Our strategy has been, and will continue to be, to increase our net sales by anticipating retailers’ and consumers’ needs and determining if we can profitably provide products to fill those needs. Then, we secure the products through our expansive supplier networks and distribute to our key retailers. Next, we broaden distribution to other retailers and eventually develop our own proprietary value-branded version of the product that we can sell, at higher margin and at lower pricing, to the retailers that originally purchased the distributed product. In this way we are able to transfer distributed product sales to our higher margin proprietary value-branded products and grow our and our retailers’ overall sales.

Key factors that may affect our future sales growth include: new product introductions; expansion into e-commerce and other customer bases; the willingness of retail stores and pharmacies to carry our product lines and to maintain pricing levels necessary for profitability; aggressive pricing by our competitors; and whether we can maintain and develop positive relationships with key retail customers, such as Wal-Mart and Sam’s Club.

In addition, the industry trends and developments referenced above (see “—Key Industry Trends and Developments”) have significantly affected our sales growth since our inception and we expect these trends to continue to significantly affect our sales growth in the future. From 2014 to 2015, our net sales increased by 27.4% as compared to the overall pet health and wellness product sales, as measured by Packaged Facts, which increased by 6.8%.

While most of our products are sold consistently throughout the year, we experience seasonality in the form of increased retailer demand for our flea and tick product offerings in the first two quarters of the year in preparation for increased consumer demand during the summer months.

Our products are primarily consumables and, as such, they experience a replenishment cycle.

Gross Profit

Gross profit is our net sales less cost of sales. Our cost of sales consists primarily of costs of raw goods, packaging materials, manufacturing and purchasing the products we sell, shipping and handling costs and costs associated with our warehouses and distribution network. Gross margin measures our gross profit as a percentage of net sales. With respect to our proprietary products, we have a manufacturing network that includes leased manufacturing facilities where we manufacture finished goods, as well as third-party contract manufacturing facilities from which we purchase finished products predominately on a dollar-per-unit basis. Since our inception in 2010, we have worked closely with our contract manufacturers to negotiate lower costs through increased volume of purchases and price negotiations. The gross margin on our proprietary value-branded products is higher than on our distributed products. For distributed products, our costs are driven largely by veterinarian pricing suggested by manufacturers (“vet list”). Consistent with our strategy, proprietary value-branded products accounted for an increased percentage of our net sales in 2015 as compared with 2014, continuing a trend that began in 2012.

General and Administrative Expenses

Our general and administrative expenses primarily consist of employee compensation and benefits expenses, sales and merchandizing expenses, advertising and marketing expenses, rent and lease expenses, IT and utilities expenses, professional fees, insurance costs, R&D costs and consulting fees. General and administrative expenses as a percentage of net sales have increased from 12.1% in the first quarter of 2015 to 15.4% in the first quarter of 2016, primarily driven by decreasing net sales and litigation expenses. In the future, we expect our general and administrative expenses, except for litigation expenses, to grow at a slower rate than our net sales growth as we leverage our past investments. In addition, we expect that after the consummation of this offering there will be an increase in our general and administrative expenses of approximately $1.6 million each year as a result of the additional reporting and compliance costs associated with being a public reporting company. Pending litigation resulted in legal expenses of $2.6 million in 2015 and we expect that it will result in similar legal expenses in 2016.

Our advertising and marketing expenses primarily consist of national television media, digital marketing, social media and loyalty programs geared towards building brand awareness and the value of our proprietary value-branded offerings. These expenses may vary from quarter to quarter but typically they are higher in the second and third quarters, during the flea and tick season. We expect our marketing and advertising expenses to decrease as a percentage of net sales as we continue to concentrate campaigns to relevant markets, as well as shift spending towards in-store marketing and customer trade-supported programs.

As noted above, we experience seasonality in the form of increased demand for our flea and tick product offerings in the first two quarters of the year in preparation for the spring and summer seasons and, as a result, the sales and merchandizing expenses component of our general and administrative expenses generally increases in the second and third quarters due to promotional spending relating to our flea and tick product lines.

To continue to grow our pet Rx medications, OTC medications and wellness products, we invest in R&D on an ongoing basis. In addition to our own in-house R&D innovation specialists, we have also leveraged our market position to emerge as an attractive partner for outside R&D scientists developing new products and technologies in the pet health and wellness field. We believe these outside R&D scientists seek us out to partner on innovative products due to our proprietary value-branded manufacturing experience and relationships with key retail channel contacts. As our proprietary value-branded product lines continue to expand, we expect our R&D costs, and therefore our general and administrative expenses, could increase in the immediate future, but not necessarily as an overall percentage of net sales.

Net Income (Loss)

Our net income (loss) for future periods will be affected by the various factors described above.

Results of Operations

The following tables set forth our consolidated statements of operations in dollars and as a percentage of net sales for the periods presented:

	Three Months Ended March 31,				% of Net Sales		Year Ended December 31,				% of Net Sales
	2016		2015		2016	2015	2015		2014		2015	2014
(dollars in thousands, except for percentages and per share data)
Net sales		$52,298		$55,570	100%	100%		$205,687		$161,491	100%	100%
Cost of sales		42,526		43,209	81.3	77.8		166,529		138,754	81.0	85.9

Gross profit		9,772		12,361	18.7	22.2		39,158		22,737	19.0	14.1

Operating expenses
General and administrative expenses		8,063		6,701	15.4	12.1		35,588		32,858	17.3	20.3

Operating income (loss)		1,709		5,660	3.3	10.2		3,570		(10,121)	1.7	(6.3)
Other income (expense)
Other income (expense), net		2		—	—	—				(12)	—	—
Loss on debt extinguishment		(993)		(1,449)	—	—		(1,449)			—	—
Foreign currency (loss) gain, net		(121)		261	—	—		75		122	—	—
Interest expense		(901)		(762)	—	—		(3,545)		(980)	—	—
Total other expense		(2,013)		(1,950)	—	—		(4,919)		(870)	—	—

Net (loss) income		$(304)		$3,710	—	—		$(1,349)		$(10,991)	—	—
Pro forma weighted average shares used for computation of: (unaudited)(1)
Basic					—	—					—	—
Diluted					—	—					—	—
Pro forma net loss per common share (unaudited)(1)
Basic	$		$		—	—	$		$		$—	—
Diluted	$		$		—	—	$		$		$—	—

(1)	Gives effect to the Transactions and this offering. See “Unaudited Pro Forma Consolidated Financial Information” for a detailed presentation of the unaudited pro forma information, including a description of the transactions and assumptions underlying the pro forma adjustments.

Three Months ended March 31, 2016 Compared With Three Months ended March 31, 2015

Net Sales

Net sales decreased $3.3 million, or 5.9%, to $52.3 million for the three months ended March 31, 2016, compared to $55.6 million for the three months ended March 31, 2015, primarily because first quarter net sales in 2015 were increased by a one-time inventory build-up by our customers resulting from our successful launch of our PetAction Plus and because sales of PetAction Plus to Wal-Mart ceased the fourth quarter of 2015 as the result of our decision not to meet Wal-Mart’s demand for lower prices. Excluding the impact of Wal-Mart sales of PetAction

Plus in the first quarter of 2015, net sales for the first quarter of 2016 increased 11.0% as compared to the first quarter of 2015. Excluding the impact of Wal-Mart sales of PetAction Plus and one-time inventory build-up by our customers associated with the successful launch of PetAction Plus in the first quarter of 2015, net sales for the first quarter of 2016 increased 12.8% as compared to the first quarter of 2015. In addition, there were increased sales of other products during the first quarter of 2016, partially off-setting the decrease in sales of Pet-Action Plus at Wal-Mart as well as the one-time inventory build-up in the first quarter of 2015 that did not reoccur in the first quarter of 2016.

Gross Profit

Gross profit decreased $2.6 million, or 21%, to $9.8 million for the three months ended March 31, 2016, compared to $12.4 million for the three months ended March 31, 2015 and gross margin decreased to 18.7% for the three months ended March 31, 2016, from 22.2% for the three months ended March 31, 2015. These decreases were driven primarily by decreased sales of PetAction Plus to Wal-Mart as well as one-time inventory build-up for PetAction Plus in the first quarter of 2015 that did not reoccur in 2016. The decrease in gross profit was further driven by lower sales prices and gross profits on certain of our proprietary value-branded products as a result of increased competition for such products in addition to an increase in the sale of distributed products, which carry a lower gross margin than our proprietary value-branded products.

General and Administrative Expenses

General and administrative expenses were $8.1 million for the three months ended March 31, 2016, up $1.4 million from $6.7 million for the three months ended March 31, 2015. The increase primarily reflects:

●	increased audit and professional fees and legal fees of approximately $1.2 million, primarily due to ongoing litigation expenses; and

●	increased compensation expenses for the addition of finance and administrative support of approximately $0.3 million.

As a percentage of net sales, our general and administrative expenses increased to 15.4% for the three months ended March 31, 2016 from 12.1% for the three months ended March 31, 2015. Excluding costs related to litigation, general and administrative costs would have only increased from 12.1% to 12.8%, driven by lower net sales.

Other Expense

Other expense was $2.0 million for each of the three months ended March 31, 2016 and 2015.

Net Loss

As a result of the factors above, net income decreased by $4.0 million to a loss of $0.3 million for the three months ended March 31, 2016, compared to income of $3.7 million for the three months ended March 31, 2015.

Year ended December 31, 2015 Compared With Year ended December 31, 2014

Net Sales

Net sales increased $44.2 million, or 27.4%, to $205.7 million for 2015, compared to $161.5 million for 2014. Increased sales of proprietary value-branded products accounted for approximately 61.5% of the increase in net sales and increased sales of distributed products was responsible for the remainder, driven by new product introductions, customer acquisitions and additional SKU placement. We expect that our net sales growth going forward will be comprised largely of growth in proprietary value-branded products sales, as in 2015.

Gross Profit

Gross profit increased $16.4 million, or 72.2%, to $39.2 million for 2015, compared to $22.7 million for 2014 and gross margin increased to 19.0% for 2015, from 14.1% for 2014. These increases were driven primarily by increased sales of our proprietary value-branded products, which have higher gross margins than our distributed products.

General and Administrative Expenses

General and administrative expenses were $35.6 million for 2015, up $2.7 million from $32.9 million for 2014. The increase primarily reflects:

●	increased audit and professional fees and legal fees of approximately $1.8 million; and

●	increased compensation expenses for the addition of finance and administrative support and increased incentive compensation related to improving operations of approximately $1.8 million.

As a percentage of net sales, our general and administrative expenses decreased to 17.3% in 2015 from 20.3% in 2014, representing a savings of $6.2 million.

Other Expense

Other expense increased by $4.0 million to $4.9 million in 2015, compared $0.9 million in 2014. Of the $4.9 million of other expense in 2015:

●	loss on debt extinguishment was $1.4 million in 2015, compared to no loss in 2014, reflecting costs relating to the refinancing of our prior credit facility, including a write-off of unamortized loan fees, legal fees and termination fees;

●	foreign currency gain, net, was $0.1 million in each of 2015 and 2014; and

●	interest expense was $3.5 million in 2015, up $2.6 million from $1.0 million in 2014, primarily due to increased borrowings incurred to fund our growth and higher interest rates.

Net Loss

As a result of the factors above, net loss improved by $9.6 million to a loss of $1.3 million for 2015, compared to a loss of $11.0 million for 2014.

Non-GAAP Financial Measures

EBITDA and Adjusted EBITDA are non-GAAP financial measures. EBITDA represents net income before interest, income taxes and depreciation and amortization. Adjusted EBITDA represents EBITDA plus loss on debt extinguishment, litigation expenses, costs associated with becoming a public company, and a supplier receivable write-off. Adjusted EBITDA adjusts for transactions that management does not believe are representative of our core ongoing business. Adjusted EBITDA is utilized by management: (i) as a factor in evaluating management’s performance when determining incentive compensation and (ii) to evaluate the effectiveness of our business strategies. The Company presents EBITDA because it is a necessary component for computing Adjusted EBITDA.

We believe that the use of EBITDA and Adjusted EBITDA provides an additional tool for investors to use in evaluating ongoing operating results and trends. In addition, you should be aware when evaluating EBITDA and Adjusted EBITDA that in the future we may incur expenses similar to those excluded when calculating these measures. Our presentation of these measures should not be construed as an inference that our future results will be unaffected by these or other unusual or non-recurring items. Our computation of EBITDA and Adjusted EBITDA may not be comparable to other similarly titled measures computed by other companies, because all companies do not calculate EBITDA and Adjusted EBITDA in the same manner.

Our management does not, and you should not, consider EBITDA or Adjusted EBITDA in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of EBITDA and Adjusted EBITDA is that they exclude significant expenses and income that are required by GAAP to be recorded in our financial statements. Some of these limitations are:

●	EBITDA does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

●	EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

●	EBITDA does not reflect the interest expenses, or the cash requirements necessary to service interest or principal payments, on our debts;

●	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements;

●	Adjusted EBITDA does not reflect the impact of certain cash charges resulting from matters we consider not to be indicative of our ongoing core operations; and

●	other companies in our industry may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, EBITDA and Adjusted EBITDA should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP. We compensate for these limitations by relying primarily on our GAAP results and using EBITDA and Adjusted EBITDA only supplementally. You should review the reconciliations of net loss to EBITDA and Adjusted EBITDA below and not rely on any single financial measure to evaluate our business.

The following table reconciles net loss to EBITDA and Adjusted EBITDA for the periods presented:

	Three Months Ended March 31,		Year Ended December 31,
	2016	2015	2015	2014
(dollars in thousands)
Net (loss) income	$(304)	$3,710	$(1,349)	$(10,991)
Non-GAAP adjustments:
Depreciation	476	454	1,842	1,456
Amortization	272	139	735	842
Interest	901	762	3,545	980

EBITDA	1,345	5,065	4,773	(7,713)

Loss on debt extinguishment(1)	993	1,449	1,449	—
Litigation expenses(2)	1,349	310	2,622	1,867
Costs associated with becoming a public company	—	86	626	—
Supplier receivable write-off(3)	—	—	1,449	—
Management fees(4)	119	115	462	460

Adjusted EBITDA	$3,806	$7,025	$11,381	$(5,386)

(1)	Loss on debt extinguishment reflects costs relating to the refinancing of our prior credit facility, including a write-off of unamortized loan fees, legal fees and termination fees.

(2)	These litigation expenses relate to our existing cases, which are expected to continue at approximately the 2015 level in 2016 and decline in 2017. See “Business—Legal Proceedings.”

(3)	During 2015 the Company terminated its relationship with a supplier in accordance with a supply agreement, resulting in the Company writing off the full amount of cash advanced to the supplier as a supplier prepayment on the procurement of inventory as of December 31, 2015. Subsequent to December 31, 2015, the Company initiated litigation to attempt to collect the cash advanced to the supplier.

(4)	Represents annual fees paid pursuant to our management agreements with Eos, Highland and Labore. The management agreements will terminate in connection with this offering; however, we will pay fees to members of our board of directors following the offering. See “Certain Relationships and Related Party Transactions.”

Financial Condition, Liquidity and Capital Resources

Overview

Historically, our primary sources of liquidity have been cash flow from operations and equity contributions. In addition, we have a $48 million credit facility to provide us with an additional source of liquidity. As of March 31, 2016 and December 31, 2015, our cash and cash equivalents were $1.7 million and $3.3 million, respectively, compared to cash and cash equivalents as of March 31, 2015 and December 31, 2014 of $8.5 and $1.4 million, respectively. As of March 31, 2016, we had $20.0 million outstanding Term A Loans, $3.0 million outstanding Term B Loans and $6.2 million outstanding under the revolving credit facility and the interest rate on the Term A Loans was the LIBOR rate plus 9.75%, the interest rate on the Term B Loans was the LIBOR rate plus 3.25% and the interest rate on the revolving credit facility was the LIBOR rate plus 3.00%. See “—Description of Indebtedness.”

Our primary cash needs are for working capital. Our maintenance capital expenditures have typically been less than 1.0% of net sales, but we may make additional capital expenditures as necessary to support our growth. Our primary working capital requirements are to carry inventory levels necessary to support our increased net sales. Fluctuations in working capital are primarily driven by the timing of new product launches. As of March 31, 2016 and December 31, 2015, we had working capital (current assets less current liabilities) of $49.4 million and $49.2 million, respectively, and $39.3 million as of December 31, 2014. We believe that our operating cash flow, cash on hand, debt proceeds from our borrowings under our credit facility and the proceeds of this offering will be adequate to meet our operating, investing and financing needs for the foreseeable future. Additionally, we borrow funds under our revolving credit facility to finance liquidity requirements, subject to customary borrowing conditions. To the extent additional funds are necessary to meet long-term liquidity needs as we continue to execute our business strategy, we anticipate that they will be obtained through the incurrence of additional indebtedness, additional equity financings or a combination of these potential sources of funds, although we can provide no assurance that these sources of funding will be available on reasonable terms.

Cash Flows

Cash Used in Operating Activities

Net cash used in operating activities was $3.6 million for the first quarter of 2016, compared to $9.7 million for the first quarter of 2015. The reduction in cash used in operating activities primarily relates to less cash utilized to increase inventory as a result of the PetAction Plus inventory build-up in the first quarter of 2015 as well as decreased net sales.

Net cash used in operating activities was $6.4 million for 2015, compared to $7.9 million for 2014. The reduction in cash used in operating activities primarily reflects improved operations driven by increased sales, improved margins and economies of scale relative to General and Administrative expenses, resulting in a smaller net loss for 2015 compared to 2014, offset by growth in working capital. Working capital growth was driven by inventory increases to provide for increased sales and allowed for by our new credit agreement. We are reliant on external financing to fund working capital growth and we believe such financing will continue to be available on similar or improved terms based on improving operations of the Company.

Cash Used in Investing Activities

Net cash used in investing activities was $0.8 million for the first quarter of 2016, compared to $0.4 million for the first quarter of 2015. This increase resulted from increased capital investment, primarily in production equipment.

Net cash used in investing activities was $1.5 million for 2015, compared to $7.7 million for 2014. This decrease in cash used resulted primarily from a decrease in our capital expenditures. In 2014, we expanded our facilities in Daytona Beach, Florida and Springville, Utah, with no comparable expansion in 2015.

Cash Provided by Financing Activities

In the first quarter of 2016, net cash provided by financing activities was $2.9 million, consisting primarily of net borrowings under our credit facilities to finance operations. In the first quarter of 2015, net cash provided by financing activities was $17.1 million, consisting primarily of net borrowings under our credit facility to finance the inventory build-up associated with the launch of PetAction Plus. See “—Description of Indebtedness”.

In 2015, net cash provided by financing activities was $9.8 million, consisting primarily of net borrowings under our credit facilities. See “—Description of Indebtedness”. In 2014, net cash provided by financing activities was $14.2 million, consisting primarily of equity investments, offset by net debt repayments.

Description of Indebtedness

On March 16, 2015, OpCo entered into a Credit Agreement (the “Original Credit Agreement”) with Crystal Financial LLC (“Crystal”), as the administrative agent, which provides for a term loan and revolving credit facility. The Original Credit Agreement provided for secured financing of $40.0 million in the aggregate, consisting of (i) $33.0 million in aggregate principal amount of term loans and (ii) a $7.0 million revolving credit facility maturing on March 16, 2018. As of December 31, 2015, there were no outstanding borrowings under the revolving credit facility and $32.9 million of outstanding term loans under the term loan facilities. As of December 31, 2015, the interest rate on each of the revolving credit facility and the term loan facilities was the LIBOR rate, plus 9%. The Company was in compliance with its financial debt covenants in the Original Credit Agreement as of December 31, 2015.

On March 24, 2016, OpCo refinanced its credit facilities under the Original Credit Agreement pursuant to that certain Amended and Restated Credit Agreement (the “A&R Credit Agreement”) with Crystal, as the administrative agent and East West Bank, as the revolver agent, which provides for two term loan facilities and a revolving credit facility. The A&R Credit Agreement provides for secured financing of $48.0 million in the aggregate, consisting of (i) $3.0 million in aggregate principal amount of term loans maturing on August 31, 2016 (the “Term B Loans”), (ii) $20.0 million in aggregate principal amount of term loans (the “Term A Loans”) maturing on March 16, 2018 and (iii) a $25.0 million revolving credit facility maturing on March 16, 2018 (the “revolving credit facility”). As of March 31, 2016, we had $20.0 outstanding Term A Loans, $3.0 outstanding Term B Loans and $6.2 outstanding under the revolving credit facility and the interest rate on the Term A Loans was the LIBOR rate plus 9.75%, the interest rate on the Term B Loans was the LIBOR rate plus 3.25% and the interest rate on the revolving credit facility was the LIBOR rate plus 3.00%.

All obligations under the A&R Credit Agreement are unconditionally guaranteed by HoldCo, each of our domestic wholly owned direct subsidiaries and, subject to certain exceptions, each of our material current and future domestic wholly owned subsidiaries. All obligations under our senior secured credit facilities, and the guarantees of those obligations, are secured by substantially all of our assets and the assets of each guarantor, subject to certain exceptions.

The A&R Credit Agreement contains a number of covenants that, among other things, restrict our and our subsidiaries’ ability to (subject to certain exceptions): (i) make investments, loans or advances; (ii) incur additional indebtedness; (iii) create liens on assets; (iv) enter into sale and leaseback transactions; (v) engage in mergers or consolidations and/or sell assets; (vi) pay dividends and distributions or repurchase our equity interests; (vii) repay subordinated indebtedness; (viii) make certain acquisitions; and (ix) other restrictions typical for a credit agreement of this type. The A&R Credit Agreement does not currently restrict our ability to make tax distributions, nor do we expect that it (or any successor thereto) should do so after the consummation of the Transactions.

The A&R Credit Agreement also contains certain customary affirmative covenants and events of default (including change of control). In addition, the A&R Credit Agreement includes maintenance covenants that require compliance with certain financial covenants, including compliance with periodic measurements of earnings and fixed charge coverage. The availability of certain baskets and the ability to enter into certain transactions (including our ability to pay dividends to HoldCo) may also be subject to compliance with secured leverage ratios. The Company was in compliance with its financial debt covenants in the A&R Credit Agreement as of March 31, 2016.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations as of March 31, 2016:

	Payments Due by Period
	Total	2016	2017-2018	2019-2020		Thereafter
(dollars in thousands)
Long-term debt(1)	$29,150	$3,000	$26,150	$		$—
Interest on debt(2)	4,693	1,836	2,857		—	—
Operating lease obligations	5,427	1,249	3,440		640	98
Capital lease obligations	473	48	128		122	175
Product purchase obligations(3)	9,271	9,271	—		—	—
Deferred acquisition liability	2,454	300	2,154		—	—

Total contractual obligations	$51,468	$15,705	$34,729		$762	$273

(1)	Does not reflect any excess cash flow payments.

(2)	Reflects interest expense calculated using the current interest rates for the term loans and revolving credit facility

(3)	Reflects our estimate of open purchase orders placed with suppliers

Critical Accounting Policies and Estimates

Our consolidated financial statements included elsewhere in this prospectus have been prepared in accordance with GAAP. The preparation of our consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of sales and expenses during the reporting period. Actual results could differ from those estimates. While our significant accounting policies are more fully described in the notes to our consolidated financial statements included elsewhere in this prospectus, we believe that the following accounting policies and estimates are critical to our business operations and understanding of our financial results.

Revenue Recognition

We recognize revenue when persuasive evidence of an arrangement exists, product has been delivered, the price is fixed or determinable and collectability is reasonably assured. A sales return allowance is recorded and accounts receivable are reduced as revenues are recognized for estimated losses on credit sales due to customer claims for discounts, returned goods and other items.

We offer a variety of trade promotions and incentives to our customers, such as cooperative advertising programs and in-store displays. Sales are recorded net of trade promotion spending, which is recognized at the later of the date on which we recognize the related revenue or the date on which we offer the incentive. Our net sales are periodically influenced by the timing, extent and amount of such trade promotions and incentives. Accruals for expected payouts under these programs are included in our other accrued expenses.

Goodwill

Goodwill is the excess of the consideration paid over the fair value of specifically identifiable assets, liabilities and contingent liabilities in a business combination and relates to the future economic benefits arising from assets, which are not capable of being individually identified and separately recognized.

Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is not amortized but is reviewed for impairment annually in our fourth quarter or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

We utilize the two-step impairment test. Step one in the test compares book value of net assets to the fair value of the reporting unit, if fair value is less than book value, we would then perform the second step. An income approach (discounted cash flow analysis) and a market approach were utilized to estimate the fair value of PetIQ. We determined that the fair value of the reporting units exceeded book value, thus a second step to compute the amount of impairment was not performed. No impairment charge was recorded during the years ended December 31, 2015 and 2014.

Goodwill impairment analysis and measurement is a process that requires significant judgment. If there are significant changes in market conditions or a future downturn in our business, or a future annual goodwill impairment test indicates an impairment of our goodwill, we may have to recognize impairment of our goodwill.

Intangible Assets

Indefinite lived intangible assets consist primarily of trademarks. Trademarks represent costs paid to legally register phrases and graphic designs that identify and distinguish products sold by us. Trademarks are not amortized, rather potential impairment is considered on an annual basis, or more frequently upon the occurrence of an event or when circumstances indicate that the book value of trademarks are greater than their fair value. No impairment charge was recorded for the quarters ended March 31, 2016 or 2015 or years ended December 31, 2015 and 2014.

Definite-lived intangible assets consist of a distribution agreement, production certifications, patents and processes, customer relationships, and brand names. The assets are amortized on either a straight-line basis over the expected useful life or proportionately to the benefits derived from those relationships. Useful lives vary by asset type and are determined based on the period over which the intangible asset is expected to contribute directly or indirectly to our future cash flows. Useful lives range from 2 to 15 years.

Inventories

Inventories are stated at the lower of cost or market. Cost is typically determined using the first-in first-out (“FIFO”) method, however at times we utilize specific identification for certain pharmaceutical products. We maintain reserves for estimated obsolete or unmarketable inventory based on the difference between the cost of inventory and its estimated net realizable value. In estimating the reserves, management considers factors such as excess or slow-moving inventories, product expiration dating, and market conditions. Changes in these conditions may result in additional reserves. Major components of inventories were as follows:

	As of March 31,		As of December 31,
	2016	2015	2015	2014
Raw materials and work in progress	$4,532	$4,217	$4,292	$3,738
Finished goods	34,600	26,397	29,393	19,600

Total inventories	$39,132	$30,614	$33,685	$23,338

Litigation

We are subject to various legal proceedings, claims, litigation, investigations and contingencies arising out of the ordinary course of business. If the likelihood of an adverse legal outcome is determined to be probable and the amount of loss is estimable, then a liability is accrued in accordance with accounting guidance for contingencies. We consult with both internal and external legal counsel related to litigation.

BUSINESS

Overview

PetIQ is a rapidly growing pet medication and wellness company and the industry leader in bringing a broad portfolio of Rx and veterinarian-recommended OTC pet medications to national retail stores. Formed in 2010, PetIQ is one of the first companies to deliver premium quality pet Rx medications, OTC medications and wellness products at a significantly greater value to both pet owners and retail partners. PetIQ’s mission is to deliver pet owners a pipeline of innovative products that combine leading technology with affordability, choice and convenience.

We have successfully introduced our products across consumer retail channels including mass, food and drug, club, pet specialty, pharmacies and, recently, e-commerce. We provide retail stores leading third-party brands previously available only from veterinarians, thus enabling pet owners to buy these products at typically 20% to 30% savings compared to the prices charged by veterinarians. We also provide our retail partners a portfolio of our own proprietary value-branded products, with the same active ingredients, that offer consumers savings of up to 50%. We believe our proprietary value-branded products offer consumers outstanding value and these products complement the products we distribute to our retail partners. Our distributed products allow us to magnify consumer savings and value when they are merchandised next to our proprietary value-branded offerings. We began e-commerce sales in December 2015 through Amazon and expect our e-commerce sales to grow significantly in the future.

Our broad product portfolio spans the most popular health categories for dogs and cats:

●	Rx Medications: includes heartworm preventatives such as Heartgard Plus®, arthritis treatments such as Rimadyl® and heart disease treatments such as Vetmedin®; and our proprietary value-branded products such as heartworm preventative Heart Shield Plus and arthritis treatment TruProfen.

●	OTC Medications and Supplies: includes flea and tick control products such as Frontline Plus® and K9 Advantix® II; and our proprietary value-branded flea and tick control products such as PetAction Plus, PetLock Plus and Advecta II.

●	Wellness Products: includes multiple lines of our proprietary value-branded vitamins, treats, nutritional supplements, hygiene products and supplies under the Delightibles, Betsy Farms, Vera and VetIQ brand names.

Our network of retailers includes Wal-Mart, Sam’s Club, Costco, Petco, PetSmart, Kroger, Target, BJ’s Wholesale Club and Amazon, among others, and more than 30,000 retail pharmacy locations, including chains such as Rite Aid. We market products under multiple brands to address channel-specific requirements including product differentiation amongst our retail partners. We believe our product offerings provide retailers with a comprehensive category solution and offer consumers newfound choice and convenience when purchasing pet medications and wellness products.

Industry trends suggest that pet owners, seeking savings and convenience when purchasing pet medications, are increasingly migrating from veterinarians’ offices to the retail channels we serve. Although the majority of the estimated $7 billion U.S. pet owners spend annually on pet medications for dogs and cats is spent in the veterinary channel, the estimated percent of total pet medications sold by veterinarians decreased from 63% to 59% from 2011 to 2015. We believe that the market share historically enjoyed by veterinarians will continue to decline—and ours will increase—as a result of the price savings and convenience that our product offerings provide. We are well positioned to capitalize on this trend as we currently serve the vast majority of leading retailers’ locations.

We are well positioned to rapidly develop, manufacture and introduce innovative new products to retailers and consumers. Our current pipeline of products results from a combination of in-house specialists and third-party consultants with insights and skills in market analysis, product development, packaging, marketing and industry regulations. These internal and external resources enable us to expand our portfolio of proprietary value-branded products and develop next-generation versions of our existing pet products. We have found that our retail expertise and strong market position makes us an attractive partner for scientists and entrepreneurs developing new products in the pet health and wellness field. A combination of our internal expertise and industry leading relationships have produced several of our top selling products and brands, including VetIQ, PetLock Plus, PetAction Plus and TruProfen.

Our success is reflected in the strong growth we have delivered to date. Our net sales increased from $32 million in 2011 to $206 million in 2015, representing a CAGR of 59%. PetIQ currently has an estimated 3% market share of the U.S. retail pet medications market, indicating significant opportunity for strong future growth with small incremental market share gains.

PetIQ Net Sales ($ millions)	PetIQ Estimated Share of 2015 U.S. Retail Market for Pet Medications for Dogs and Cats(1)

(1) Includes sales in retail channels and the veterinarian channel.

Our Industry

In 2014, approximately 63 million U.S. households (51% of total U.S. households) owned a dog or a cat, according to Packaged Facts. According to the APPA, Americans spent $58.0 billion on pet products and services in 2014, more than double their 2001 spending of $28.5 billion. U.S. retail sales of pet medications for dogs and cats have grown from $5.8 billion in 2011 to an estimated $7.0 billion in 2015 and are estimated to reach $8.9 billion by 2019, representing a CAGR of 6% between 2015 and 2019, according to Packaged Facts. Additionally, our innovative pet treats compete in the U.S. dog and cat treat market, which has grown every year since 2010, was $4.5 billion in 2015 and is estimated to reach $6.0 billion of retail sales by 2020, representing a CAGR of 6.4%, according to Euromonitor International.

Total Dog and Cat Pet Medication Sales ($ billions)                Total Pet Treat Sales ($ billions)

Source: Packaged Facts, “Pet Medications in the U.S. 4th Edition;” October 2015, Table 1-1 and Table 2-1	Source: Euromonitor International 2016

According to a January 2013 survey from Trone Brand Energy, as published by DVM360 Magazine, pet medications are marked up an average of 150% by veterinarians; 59% of pet owners believe they pay more for medications at the veterinarian; and 87% would like veterinarians to give them all of their options rather than just dispensing the medications in the office. In Packaged Facts’ August 2015 Pet Owner Survey, over half of dog owners and cat owners agree that veterinarian spot-on flea and tick products are too expensive; more than half agree that they would trust value-branded or store-brand products if they contained the same active ingredients as brand name versions; and more than half agree that the spot-on flea and tick products sold in retail stores are just as effective as those available through veterinarians.

We believe the following trends are driving sustainable growth in the large pet industry:

●	Pet Humanization: According to Packaged Facts, in the United States, an estimated 87% of dog owners and 82% of cat owners view their pets as family members. As pets are increasingly viewed as companions, friends, and family members, pet owners are being transformed into “pet parents” with a strong affinity for spending disposable income to meet all of their pets’ needs during all economic cycles.

●	Increasing Consumer Focus on Pet Health and Wellness: Consumers are exhibiting greater interest in improved health for their pets and, as a result, increasingly purchasing pet products and supplies focused on their pet’s health and wellness.

●	Increasing Pet Age and Incidents of Pet Disease: Pets are living longer and, as a result, have increasing medication needs. The AVMA reports that percentage of households owning dogs aged six and older rose from 42% in 1987 to 48% in 2011, with comparable figures rising from 29% to 50% for cats. Chronic pet disease is increasingly prevalent in dogs and cats. In 2014, it was reported that more than 50% of dogs and cats are overweight and approximately 75% of older dogs and predisposed breeds have heart disease.

●	Rising Pet Ownership: From 2008 to 2014, the percentage of U.S. households with dogs or cats (or both) increased from 49.7% to 51.1%, according to the APPA. Based on the 2010 U.S. Census, more U.S. households today have pets than have children, which we believe to be a result of demographic shifts and changing attitudes toward pets that are highly beneficial for us.

●

Migration to Retail. We believe the market for pet medication and wellness products in the retail channel is likely to outpace growth in the broader pet industry. In 2015, an estimated 59% of pet medications were sold through the veterinary channel, indicating a large opportunity for retail growth. This migration away from the veterinary channel has already begun as the estimated veterinarian share of the U.S. pet medication industry declined from 63% in 2011 to 59% in 2015 while the estimated retail channel share increased from 12% to 21% over the same period.

We believe that migration will continue in the future because of the significant cost savings that retail channels can deliver. For example, according to a recent PetIQ survey, a prominent branded flea and tick product, which is sold without a prescription, has an average selling price of $58.85 per box when purchased from a veterinarian’s office, but only $38.95 per box at retail. Moreover, our own proprietary value-branded flea and tick product, which has the same active ingredients as the branded product sold by veterinarians, is $19.66 per box, far less expensive than the price charged by veterinarians. We believe sales of pet medications will continue to grow in the retail channel as more consumers become aware of the available cost savings.

Percentage of U.S. Retail Sales of Pet Medications by Channel 2011 vs. 2015

Note: 2011 chart data excludes 2% related to other channels. Mass Market includes supercenters, mass merchandisers, supermarkets, warehouse clubs, drugstores, farm/feed stores and other channels. 2015 retail sales are estimates.

Additionally, we believe that the current legislative and regulatory environment has potential to accelerate retail channel growth of prescription pet products. In May 2015, the FTC published a report titled “Competition in the Pet Medications Industry,” which concluded that giving consumers prescriptions on demand would likely enhance competition. In addition, the FTPOA is currently pending before Congress, which would guarantee that pet owners would receive a copy of their pet’s prescriptions without having to ask, pay a prescription release fee or sign a liability waiver. Because a prescription is required to purchase many of our medications, we believe that the FTPOA, if enacted, would significantly boost retail sales of pet medications and our net sales and profits. For example, 67% of prescription heartworm medications purchased by dog owners are purchased from veterinarians, according to Packaged Facts. We believe automatic receipt of portable prescriptions will enable pet owners to fill prescription medications in the retail channel at discounts comparable to those of pet OTC medications at retail. Illustrative is the enactment in 2003 of the Fairness to Contact Lens Consumers Act, which requires eye care professionals to give consumers contact lens prescriptions that can be filled through many of the same retail channels. As a result of this statute, upon which the FTPOA was modeled, contact lens users are no longer required to buy contact lenses from the eye care professionals who write their prescriptions and now purchase a significant amount of contact lenses online and at retail outlets for prices far less than the prices formerly charged by the eye care professionals when they were the sole source of supply. Since 2003, the contact lens industry has more than doubled in size primarily as a result of more customers entering the market due to lower prices and previous customers replacing their lenses more often. The FTPOA, if enacted, similarly has the potential to spark significant growth in the market for pet medications as more pet owners will be able to afford veterinarian-recommended products.

Our Competitive Strengths

The following strengths form the foundation for our future growth:

Leader in, and Category Creator of, the Rx and OTC Pet Medications Market in the Retail Channel. PetIQ is the leading provider of a broad portfolio of veterinarian-recommended pet Rx medications and OTC flea and tick medications sold in national retail stores. Previously, most veterinarian-recommended flea and tick products were not sold in national retail stores. The category grew significantly after PetIQ brought leading veterinary brands to the national retail sector. We believe that through our development, manufacturing and distribution capabilities, we have enabled retailers to enter and grow the market for high quality pet medications. Category growth has continued as a result of continued innovation and new product offerings by PetIQ. Packaged Facts predicts that pet medications will be one of the highest growth areas of pet products at retail during the next decade, as retailers of human medications increasingly add animal medications to their product offerings. We believe that our “first mover” momentum, including our established relationships with leading retailers, provides us a significant competitive advantage that will facilitate future growth.

Broad Product Portfolio of Highly Recognized Brands. Our broad product portfolios consists of nine primary brands: VetIQ, PetIQ, PetAction Plus, Advecta II, TruProfen, Minties, Betsy Farms, Vera and Delightibles. We believe our brands are comparable in quality and safety to leading third-party brands as they contain the same active ingredients as leading third-party brands. Our brands are highly recognizable through targeted marketing campaigns and in-store merchandising. We also provide our retailers with numerous well-known third-party pet medication brands, such as Frontline Plus®, Heartgard Plus® and K9 Advantix®. By offering a broad product portfolio, we offer retailers a “one-stop shop” solution for pet Rx and OTC medications and wellness products.

Premium Quality, Low Price Value Proposition. Our premium quality, low price value proposition offers consumers increased affordability, choice and convenience. Consumers now have access to a wider array of premium quality pet products and can realize typical savings of 20% to 30% on distributed products and up to 50% on our proprietary value-branded products compared to the prices charged by veterinarians. We believe that as consumer awareness and acceptance of our proprietary value-branded products and their economic benefits increases, more retailers and pet owners will convert to PetIQ’s product portfolio. In addition, retailers benefit by increasing their share of the estimated $8 billion addressable market of pet medications and wellness products for dogs and cats that was previously largely served through the veterinary channel.

Rapid and Innovative Product Development Capabilities. PetIQ has a sophisticated product team with expertise in market analysis, product development, packaging, marketing and industry regulations. These cross-functional skills provide us with ongoing competitive advantages and have resulted in the development of our most successful products and brands, including VetIQ, PetLock Plus, PetAction Plus and TruProfen. Given PetIQ’s track record of successfully launching new products, we have become an attractive commercial partner for leading development companies and R&D scientists and entrepreneurs from around the world. PetAction Plus is an example of a flea and tick product that leveraged our internal expertise and third-party relationships, resulting in enhanced margins for us and retailers and lower prices for our consumers.

Strong Relationships with Leading Retailers. We have the necessary scale to support a broad set of large blue-chip retailers and are increasingly regarded as a leading provider to the nation’s top pet product retailers, including Wal-Mart, Sam’s Club, Costco, Target, Petco and PetSmart. Before partnering with PetIQ, these and other retailers had limited access to veterinarian-recommended pet medication, health and wellness offerings resulting in veterinarians being the primary channel for the category. In addition to providing high margin category-leading products that retailers and consumers trust, we also deliver industry-leading retail fulfillment and merchandising services, high fill rates, on-time deliveries and same-day or next-day service. In 2014, Sam’s Club recognized PetIQ as its “Supplier of the Year” in the consumable products category, an award that is given to only one supplier per category per year. Similarly, Petco recognized us as “Supplier of the Year” in 2015.

Sophisticated and Scalable Operations. PetIQ has developed the supply-chain management expertise, established the systems infrastructure and invested in the capacity to scale operations with relatively low capital expenditures. We have invested in our Springville, Utah manufacturing facility to obtain quality and safety certifications, including GFSI and an “excellent” SQF certification. These certificates of distinction place our manufacturing quality at the highest level in the industry and give us a competitive advantage against those manufacturers that have not made this significant investment. We operate approximately 400,000 square feet of manufacturing and distribution facilities in three locations on the East coast and in the West. We opened two manufacturing facilities in 2014 to prepare for significant growth, and these facilities currently operate at less than 50% of their full production capacities. These facilities will require minimal additional investment to achieve full capacity and support significant future growth. In 2013, we successfully implemented X3, a Sage ERP system that serves as a foundation for operating our business. We have completed wholesale licensing requirements in all 50 states, which enables us to reach retailers located anywhere in the U.S., and gives us a significant source of competitive advantage.

Passionate Management Team with a Proven Track Record. Our passionate management team has a proven track record of managing fast-growing consumer companies and significant retail industry experience. Our executives have relevant prior experiences at industry-leading firms such as Albertson’s, Wal-Mart, Bayer Animal Health and Piramal Pharmaceuticals. Our Chairman and Chief Executive Officer, McCord Christensen, and our President, Scott Adcock, are the co-founders of PetIQ and have overseen our growth from $32 million of net sales in 2011 to $206 million in 2015. Following the closing of the offering, our management team collectively will own     % of the Class A common stock of the Company. We believe the experience and commitment of our management team positions us to continue to deliver profitable and sustainable future growth opportunities.

Our Strategy

There are significant opportunities to grow our brand awareness, increase our net sales and deliver shareholder value by executing on the following initiatives:

Grow Consumer Awareness of Our Products in the Retail Channel. We are an established category creator in the pet health and medication market with strong penetration of the retail channel and high awareness among retailers. With our broad retail network that includes the top U.S. retailers, we are increasingly focused on building consumer awareness and converting more pet owners to use our products. As pet owners discover that our proprietary value-branded products offer the same effective ingredients as leading brands at lower prices, we believe pet owners will shift their purchasing habits to PetIQ products. Our share of the overall pet Rx and OTC medications and wellness products market will continue to grow.

Increase Shelf Space with Existing Retailers. PetIQ conducts business with the majority of leading retailers with our core product offerings. We believe our net sales will continue to grow as we expand the number of products we have available for sale at each retailer. We also plan to creatively expand SKU placement within existing accounts through our in-house merchandising capabilities. Additionally, with the potential enactment of the FTPOA, we believe we are positioned to expand our presence and shelf space in the retail pharmacy channel with leading retailers such as Rite Aid. These retail pharmacies in addition to a large number of independent pharmacies, could become a significant source of growth for our product categories.

Deliver Innovation in Pet Health and Wellness at Great Value. We have a proven track record of introducing innovative products to the pet health and wellness category. For example, we introduced 39 new proprietary value-branded products since 2014, including PetAction Plus, Delightibles Wild Country Meats and Treats, Piglies,

Betsy Farms Infusions and Creamy Crunchy Treats, VERA Premium Jerky, PETIQ Premium Jerky, Great Choice Center Filled Cat Treats, and Golden Rewards Premium Jerky. We expect to drive revenue growth primarily by continuing to develop and commercialize new products. We plan to introduce new and improved products across all of our categories over the next few years and will selectively enter relevant adjacent product categories to continue providing our retail customers access to the prescription and OTC medications and other health and wellness products they want most. For example, we recently launched PetAction Plus, which is sold by customers that collectively account for over 80% of our net sales in 2015. We intend to continue to rapidly develop and market products that incorporate innovative ingredients, advanced formulations, improved taste and enhanced functionality that differentiate us in the pet health and wellness market. These efforts include the formulation of value-branded versions of off-patent branded products as well as the refinement of existing products to make packaging and formulations more appealing and convenient for consumers and their pets. In addition, we may seek acquisitions of companies that help us expand our product offering and achieve our growth plan.

Enhance Margins. We expect that our margins will increase as our product mix continues to evolve and include a greater portion of our proprietary value-branded products. Additionally, as net sales increase, we will realize the benefits of leveraging our existing assets and facilities and share efficiency gains with our sourcing and manufacturing partners further driving margin improvement. We believe that, except for the expenses normally associated with being a public company, we will not have material increases in our selling and general administrative expenses to pursue growth plans as we have already made substantial investments in our corporate infrastructure. Finally, our business model requires relatively low levels of capital expenditures and working capital to support growth.

Our History

PetIQ, Inc., a Delaware corporation, was incorporated in February 2016 for the purpose of this offering and has had no business activities or transactions to date. PetIQ is a holding company and the sole managing member of True Science Delaware Holdings, LLC, a Delaware limited liability company, which was formed in May 2012 and renamed PetIQ Holdings, LLC in February 2016 to better reflect our pet-centric business. HoldCo is the sole member of PetIQ, LLC, an Idaho limited liability company and our predecessor for financial reporting purposes, and has no operations and no assets other than the equity interests of OpCo. Our principal executive office is located at 500 E. Shore Dr., Suite 120, Eagle, ID 83616, and our telephone number is 1-208-939-8900. Our corporate website address is www.petiq.com. We do not incorporate the information on or accessible through any of our websites into this prospectus, and you should not consider any information on, or that can be accessed through, our websites as part of this prospectus.

Our Products

We are a manufacturer and distributor of pet medication and wellness products to the retail channel. We focus our product offerings on innovative, proprietary value-branded products and leading third-party branded products for dogs and cats, including pet Rx and OTC medications and wellness products. We offer and supply these products to customers primarily in the United States.

Representative Product Breakdown

Product Type	Rx Medications	OTC Medications and Supplies	Wellness Products
Distributed Products	● Heartgard Plus® (heartworm prevention) ● Rimadyl® (arthritis treatment) ● Vetmedin® (heart disease treatment)	● Frontline® Plus (flea and tick) ● K9 Advantix® II (flea and tick)	● n/a

Proprietary Value-Branded Products	● Heart Shield Plus (heartworm prevention) ● TruProfen (arthritis treatment)	● PetAction Plus (flea and tick) ● PetLock Plus (flea and tick) ● Advecta II (flea and tick)

●     VetIQ products (hip and joint care, skin and coat care and pill treats )

●      Minties (dental care)

●     Delightibles products (cat treats)

●      Betsy Farms products (dog treats)

●     VERA Premium Jerky

●      PetIQ Premium Jerky

Rx Medications

Our Rx pet medications include heartworm preventatives, arthritis, thyroid, diabetes and pain treatments, antibiotics and other specialty medications, all of which require a prescription from a veterinarian. We manufacture our own proprietary value-branded products and distribute well-known leading third-party branded medications. Rx medications accounted for approximately 12% and 13% of our net sales in the first quarter of 2016 and fiscal 2015, respectively.

We manufacture (in some cases through contract manufacturers) and distribute a portfolio of our own proprietary value-branded versions of Rx medications to our retail customers. Our proprietary value-branded Rx medications allow consumers to care for their pets with the same quality of branded prescription Rx at a much lower cost, with savings of up to 50% compared to leading brands. Currently, we manufacture Heart Shield Plus, our proprietary value-branded version of Heartgard Plus®, which prevents heartworm infection in dogs. We also manufacture TruProfen, our proprietary value-branded version of Rimadyl®, which treats arthritis in dogs. We plan to develop, and bring to retail customers, proprietary value-branded versions of other popular pet Rx medications currently available only in branded versions at premium prices.

We also sell to the retail channel more than 400 SKUs of the most popular pet Rx medications that previously had been available primarily through the veterinarian channel. These retailers then sell these pet Rx medications to pet owners who have a prescription. We source these pet Rx medications directly from other manufacturers or indirectly through licensed resellers and authorized distributors, such as veterinarians. Several of the top-selling Rx medications that we distribute include Rimadyl®; Heartgard Plus® and Vetmedin®.

OTC Medications and Supplies

Our OTC medications primarily include flea and tick control products, which are available in multiple forms, such as spot on (topical) treatments, chewables and collars. OTC medications accounted for approximately 66% and 67% of our net sales in the first quarter of 2016 and fiscal 2015, respectively.

We sell to the retail channel our proprietary value-branded versions of popular branded OTC medications, including PetAction Plus and PetLock Plus (each comparable to Frontline® Plus). When compared against branded OTC medication, including Frontline® Plus by Merial, Inc. and Bayer’s K9 Advantix® II, offered in both the retail and veterinarian channels, our proprietary value-branded pet medications with the same active ingredients to consumers at typically 30% to 50% savings. The retailer determines the actual discount. We plan to expand our presence in this category by developing and manufacturing new proprietary value-branded OTC medications in multiple forms, including related derivative products, using the same active ingredients in leading brands.

We also sell to the retail channel more than 155 SKUs of the most popular leading brand OTC medications consisting primarily of flea and tick control medications. We source OTC medications directly from manufacturers or indirectly through licensed resellers and authorized distributors or through veterinarians.

Wellness Products

Our wellness products include specialty treats and other pet products such as dental treats and nutritional supplements (including hip and joint, vitamins and skin and coat products). We manufacture and distribute more than 151 SKUs of proprietary wellness products for dogs and cats, mainly under our VetIQ, Betsy Farms and Delightibles product lines. Our wellness products accounted for approximately 22% and 20% of our net sales in the first quarter of 2016 and fiscal 2015, respectively.

Our products include dental treats, such as Minties dental treats; nutritional supplements, such as our VetIQ products, skin and coat chews, vitamin chews and treats that disguise pill medication to aid in pets’ pill ingestion; and treats, such as our Betsy Farms dog treats and Delightibles cat treats.

Product Innovation

We offer a broad portfolio of pet medications and wellness products to our retail customers, including an array of products that we develop, manufacture and distribute. To continue to grow our pet Rx medication, OTC medications and other wellness product offerings, we invest in research and development on an ongoing basis. We use a combination of in-house specialists and third-party consultants to expand our proprietary value-branded portfolio and develop next-generation versions of our current pet products.

In addition, we have leveraged our market position to emerge as an attractive partner for outside R&D scientists and entrepreneurs developing new products and technologies in the pet health and wellness field. We believe these scientists and entrepreneurs seek out our partnership on innovative products given our experience in proprietary value-branded manufacturing and relationships with key retail channel contacts. Our process of assessing partnerships with any outside R&D opportunity includes performing our own internal R&D review, testing and quality control procedures.

Over the last two years, we have introduced numerous new products comprising 174 SKUs.

Channels

Traditional industry sales channels for pet Rx medications, OTC medications and other wellness products include sales through the veterinarian, retail and e-commerce channels, depending primarily on the product involved.

Historically, pet Rx and flea and tick medications have been sold through veterinarian offices and, to a much lesser extent, e-commerce. We have focused on making these products, as well as our proprietary value-branded products, available directly to consumers through retail outlets, which offer consumers access to these products at lower prices and in more convenient locations. Our retail channel sales are primarily concentrated in five sub-channels of retail: (i) food, drug and mass market sales (e.g., Wal-Mart, Target and Kroger); (ii) club stores (e.g., Sam’s Club, Costco Wholesale and BJ’s Wholesale Club); (iii) pet specialty stores (e.g., Petco, PetSmart and independent pet stores); (iv) e-commerce retailers (e.g., Amazon); and (v) independent pharmacies. We believe we are a key participant in the migration of pet medication products to the retail channel. In 2015, estimated sales of pet medication through the retail channel accounted for 21% of all sales.

Fairness to Pet Owners Act of 2015

We believe that, if enacted, the FTPOA, now pending before Congress, has the potential to accelerate the migration of pet medications to the retail channel. Many pet medications cannot be purchased without a prescription signed by a veterinarian, but in most states veterinarians, unlike physicians treating humans, are not required to give pet owners a prescription that they can fill in retail channels. In May 2015, the FTC published a report titled “Competition in the Pet Medications Industry,” which concluded that giving consumers prescriptions on demand would likely increase competition. The FTPOA would guarantee that pet owners would receive a copy of their pets’ prescriptions without having to ask, pay a prescription release fee or sign a liability waiver. Because a pet prescription is required to purchase many of our pet medications, we believe that the FTPOA, if enacted, would significantly boost retail sales of pet medications and our net sales and profits. For example, 59% of all pet medications, including 67% of prescription heartworm medications purchased by dog owners, are purchased from veterinarians, according to Packaged Facts. Currently, veterinarians in 32 states, including Texas, Florida, and Arkansas, are not required (even upon request) to provide a portable prescription to pet owners, effectively inhibiting pet owners in those states from purchasing prescription medications in the retail channel unless the veterinarian voluntarily elects to give the pet owner a copy of the prescription. Sixteen states require or encourage veterinarians to follow the AVMA code of ethics, which states that veterinarians should give prescriptions to pet owners upon request. Only two states (California and Arizona) actually require veterinarians to provide portable prescriptions to pet owners regardless of whether a request is made. We believe automatic receipt of portable prescriptions will enable pet owners to fill prescription medications in the retail channel at discounts comparable to those of pet OTC medications at retail. Illustrative is the enactment in 2003 of the Fairness to Contact Lens Consumers Act, which requires eye care professionals to give consumers contact lens prescriptions that can be filled through many of the same retail channels. As a result of this statute, upon which the FTPOA was modeled, contact lens users are no longer required to buy contact lenses from the eye care professionals who write their prescriptions and now purchase contact lenses mostly online and at retail outlets for prices far less than the prices formerly charged by the eye care professionals when they were the sole source of supply. Since 2003, the contact lens industry has more than doubled in size primarily as a result of more customers entering the market due to lower prices and previous customers replacing their lenses more often. The FTPOA, if enacted, similarly has the potential to spark significant growth in the market for pet medications as more pet owners will be able to afford veterinarian-recommended products.

Customers

As of March 31, 2016, we served approximately 38 retail customers with more than 21,000 customer locations, located primarily in the United States and Canada. Approximately 98% of our first quarter 2016 and fiscal 2015 net sales were generated from customers located in the United States and Canada, with the remaining 2% from foreign locations during each period. Our customers are primarily national superstore chains and national pet superstore chains, such as Wal-Mart, Sam’s Club, Costco, Petco, PetSmart, Kroger, Target and BJ’s Wholesale Club. We supply each of these customers on a national basis. Our largest retail customers are Wal-Mart and Sam’s Club, which represented 30% and 29%, respectively of our net sales in the first quarter of 2016 and 39% and 21%, respectively, of our net sales in 2015. In addition, Anda, which distributes our products to pharmacies, accounted for 12% and 14% of our net sales in the first quarter of 2016 and fiscal 2015, respectively. Anda purchases products from us only when it receives orders from its retail customers for such products. No other customer accounted for more than 10% of our net sales in 2015.

At each of our top customers, we sell to several individual departments represented by different buying groups, such as pharmacy, treats and pet supplies.

Additionally, we develop strong and lasting relationships with our pharmacy customers by leveraging our product breadth and expertise, superb customer care and support. Pharmacy customers have a higher barrier to entry than other retail customers as they are a highly regulated segment of the retail channel. We believe that, because of such regulation, our pharmacy customers appreciate our focus on integrating our systems with theirs, including interfacing delivery schedules and traceability, which is a key requirement for any major pharmacy retailer. In addition, we try to continually strengthen our pharmacy relationships by providing a variety of value-added services to the pharmacies. These services may include computer programs, training opportunities and web-based customer support.

Finally, we believe that our level of customer care is critical in retaining and expanding our relationships with our key customers. Our in-house customer care representatives participate in ongoing training programs under the supervision of our training managers. These training sessions include a variety of topics such as product knowledge, computer usage and customer service tips. Our customer care representatives promptly respond to customer inquiries related to products, order status, prices and shipping. We believe that our customer care representatives are a valuable source of feedback regarding customer satisfaction.

Supply Chain

Proprietary Value-Branded Products

Except for the supplier of our proprietary value-branded flea and tick products with whom we have a relationship, no other value-branded product supplier accounted for more than 10% of our net sales in 2015. Our proprietary value-branded products are currently manufactured by us at our facilities in Daytona Beach, Florida and Springville, Utah and through a network of manufacturing facilities owned and operated by contract manufacturing partners across the U.S. and in Europe. We expect that the combined capacities of our facilities and those of our contract manufacturing partners will meet our forecasted needs for our proprietary value-branded products for the foreseeable future. There were five suppliers from whom we purchased approximately 98% of all such products in 2015.

Distributed Products

We purchase branded and other products that we distribute, but do not manufacture, from a variety of sources in the U.S., including certain manufacturers, including authorized resellers such as distributors, wholesalers and veterinarians. We believe that having strong relationships with our suppliers will ensure the availability of an adequate volume of products ordered by our retail customers and will enable us to provide more and better product information.

Fulfillment, Warehousing and Shipping

To accomplish efficient fulfillment for our Rx medication products across the U.S., we utilize our established medication distribution channels with our distribution partner, Anda. We have entered into a five-year contract with Anda, which automatically renews every two years.

For our products sold into local and regional pet specialty retailers, we work with our distribution partner Phillips, one of the largest distributors to independent pet stores in the country. Phillips buys our products directly and resells them to independent pet specialty retailers.

For our other products, our in-house fulfillment and distribution operations manage the entire supply chain, beginning with the placement of the order, continuing through order processing and then fulfilling and shipping of the product to the customer. All customer orders are processed by our customer service team. We inventory our products at, and fill most customer orders from, our distribution centers in Daytona Beach, Florida and Springville, Utah. We also use a third-party warehouse provider to fulfill a small amount of our orders. We ship our products using common carriers.

Product Quality and Safety

We believe that product safety and quality are critical. We have developed, implemented and enforced a robust product safety and quality program. We have established critical control points throughout the entire supply chain from ingredient sourcing to finished goods to ensure compliance with our quality program.

The food safety program at our Utah plant, where our pet treats are made, is certified at Safe Quality Food Level II under the Global Food Safety Initiative Benchmarks. To achieve this qualification level, our Utah facility has been built to comply with particular food safety specifications and allows for correct airflow to prevent cross-contamination, among other things. This qualification level also requires us to have certain standard operating procedures in place written to Safe Quality Food code specifications, hold regular training seminars for manufacturing employees and maintain reporting documentation evidencing compliance with such standard operating procedures.

In addition, our safety and quality program includes strict guidelines for incoming ingredients, batching, processing, packaging and finished goods. As part of our focus on safety and quality, we have implemented batch and lot traceability controls across our manufacturing network, including at our manufacturing facilities, where such controls have been implemented into our enterprise resource planning system. These controls allow us to track and tie discreet, inbound raw material components through the manufacturing process to the ultimate finished product, allowing us to maintain and control all finished product lot details and quickly access process manufacturing details.

At the Florida plant where our Rx and OTC medications are manufactured, we maintain a veterinary prescription drug wholesale distributor license with the State of Florida Department of Business and Professional Regulation, which is the same government entity that regulates distribution facilities for human medications. In connection with our maintenance of this license, the State of Florida inspects our facility on a monthly basis. To pass these inspections, we must demonstrate safety compliance at the highest standard, including maintaining correct plant temperatures and a controlled environment.

As described above, we use contract manufacturers to produce certain of our proprietary value-branded products. To ensure product quality, consistency and safety standards, we actively monitor each contract manufacturer’s operations through the standard operating procedures and facility audits described above.

All of our contract manufacturing facilities are required to have quality control standard operating procedures in place. We require our contract manufacturing facilities to maintain third-party certifications and pass our own quality system and safety audits, and for FDA-regulated products, to comply with the Good Manufacturing Practices of the FDA. Third-party certifications provide an independent and external assessment that a product and/or process complies with applicable safety regulations and standards, though a regulatory authority may disagree with that assessment. In addition, our quality control team conducts reviews of all aspects of our supply chain to ensure that ingredients, finished goods and manufacturing processes meet our strict safety and quality requirements and that all of our ingredients are rigorously tested prior to being used in our products.

Any consumer may call our customer service line, where we have trained representatives on staff. Any call reporting an adverse event relating to our products is further addressed by our vendor, SafetyCall, through its own on-site veterinarians. On a quarterly basis, we submit filings in accordance with the EPA specifications reporting any adverse event associated with our flea and tick products.

Marketing and Advertising

Our marketing strategy largely focuses on educating pet owners about our products. We use a combination of television, advertising, digital platforms, in-store displays and in-store promotions. Our television advertising can be seen across the nation. In our commercials, we introduce pet owners to the quality and cost-savings that our products afford: namely, our proprietary value-branded products that contain the same active ingredients as their leading branded counterparts at an affordable price. In addition, we coordinate with our retail customers to install in-store displays that increase the visibility of our products. Our marketing team also works alongside our retail customers to organize promotional events. These promotional events include discount programs whereby consumers receive discounts on our products and storefront displays that highlight our brands and products for certain periods of time. From time to time, we also work with our retail customers to distribute samples to consumers in order to introduce them to the value of our products.

Competition

The pet medication and wellness industry is highly competitive. We compete on the basis of product quality, product availability, quality, palatability, brand awareness, loyalty and trust, product variety and ingredients, product packaging and design, shelf space, reputation, price point and promotional efforts. We compete directly and indirectly with both manufacturers and distributors of pet medication and wellness products and online distributors, as well as with veterinarians. We directly face competition from companies that distribute various pet medications and pet wellness products to traditional retailers such as Perrigo, Unicharm Company and Central Garden and Pet Company, all of which are larger than we are and have greater financial resources. We also face competition in our other pet health and wellness products category from companies such as Nestlé, Mars, Perrigo and Smucker, all of which are larger than we are and have greater financial resources.

Our retail customers compete with online retailers and veterinarians for the sale of Rx and OTC pet medications and other health products. Many pet owners may prefer the convenience of purchasing their pet medications or other health products during a veterinarian visit. In order to effectively compete with veterinarians, we and retail partners must continue to educate pet owners about the product availability, service and savings offered by purchasing pet medications and other health products in their retail stores.

Employees

As of March 31, 2016, we had 215 employees. Our employees are not represented by any labor union or any collective bargaining arrangement with respect to their employment with us. We have never experienced any work stoppages or strikes as a result of labor disputes. We believe that our employee relations are good.

Seasonality

While most of our products are sold consistently throughout the year, we do experience seasonality in the form of increased demand for our flea and tick product offerings in the first half of the year, both leading up to and throughout the spring and summer seasons.

Properties

The following table sets forth the location, size, use and lease expiration date of our key properties as of March 31, 2016. All of our properties are leased. The leases expire at various times through 2019, subject to renewal options.

Location	Approximate Size	Principal Use(s)	Lease Expiration Date
Daytona Beach, Florida	142,900 square feet	Manufacturing and distribution warehouse; office	November 30, 2016

Eagle, Idaho	8,300 square feet	Corporate headquarters	April 30, 2018

Springville, Utah	242,000 square feet	Manufacturing and distribution warehouse; office	January 31, 2019

Our Trademarks and Other Intellectual Property

We believe that our intellectual property has substantial value and has contributed significantly to the success of our business. Our primary trademarks include “PetAction,” “VetIQ,” “PetLock,” “Delightibles,” “Betsy Farms” and the “VetIQ” and “VetGuard” logos, all of which are registered with the U.S. Patent and Trademark Office. We also have numerous other trademark registrations and pending applications, in the U.S., Canada and Europe, for product names that are central to our branding. Our trademarks are valuable assets that reinforce our brand, our sub-brands and our consumers’ favorable perception of our products. The current registrations of these trademarks in the U.S. and foreign countries are effective for varying periods of time and may be renewed periodically, provided that we, as the registered owner, or our licensees where applicable, comply with all applicable renewal requirements including, where necessary, the continued use of the trademarks in connection with the goods or services identified in the applicable registrations. In addition to trademark protection, we own numerous URL designations, including www.vetiq.com, www.advecta.com, www.delightibles.com and www.mintiestreats.com, that are important to the successful implementation of our marketing and advertising strategy. We also have patents and pending patent applications for products, formulas and packaging that we consider important to our business. We rely on and carefully protect unpatented proprietary expertise, recipes and formulations, continuing innovation and other trade secrets to develop and maintain our competitive position.

Information Systems

We employ a comprehensive enterprise resource planning software system provided and supported by a leading global software partner. This system covers, among others, order entry, order management, product and ingredient tracking, customer service, accounts payable, accounts receivable, purchasing, asset management, manufacturing and back-office processes. From time to time, we enhance and complement the system with additional software. We back up data every night and store a copy locally for immediate restoration if needed. We believe our systems infrastructure is scalable and can support our expected future growth.

Government Regulation

Along with our contract manufacturers, ingredient and packaging suppliers and third-party shipping providers, we are subject to a broad range of laws and regulations, both in the U.S. and elsewhere, intended to protect public health and safety, natural resources and the environment. Our operations in the U.S. are subject to regulation by the FDA, the EPA, the Florida Department of Health and the USDA and by various other federal, state, local and foreign authorities regarding the manufacturing, processing, packaging, storage, distribution, advertising, labeling and export of our products, including drug and food safety standards.

All Rx animal drugs are required to be approved by the FDA through either a New Animal Drug Application or, in the case of generic Rx animal drugs, an Abbreviated New Animal Drug Application (“ANADA”). Two of our proprietary value-branded products, TruProfen and Heart Shield Plus, have been approved by the FDA under ANADAs submitted to the FDA by third parties. We have agreements with these third parties that hold approved ANADAs to private label or proprietary value-branded products under such ANADAs, However, the third parties that hold the ANADAs are ultimately responsible for compliance with regulatory obligations associated with these products.

In addition, our foreign subsidiary is subject to the laws of the United Kingdom, the Republic of Ireland and the European Union, as well as provincial and local regulations.

Under various statutes and regulations, these agencies and authorities, among other things, (i) prescribe the requirements and establish the standards for quality and safety, (ii) regulate our marketing, advertising and sales to consumers and (iii) control the importing and exporting of our products. Certain of these agencies, in certain circumstances, must not only approve our products, but also review the manufacturing processes and facilities used to produce these products before they can be marketed in the United States and elsewhere. In particular, certain of our pet medication products require FDA approval prior to marketing. To market such an FDA-regulated pet medicine, the FDA must approve a new animal drug application, or NADA, supported by data from animal safety and effectiveness studies that adequately demonstrate the safety and efficacy of that product in the target animal for the intended indication; or, in the case of generic versions of previously approved reference-listed pet medicines, the FDA must approve an abbreviated new animal drug application, or ANADA, supported by data to demonstrate, among other things, that the proposed generic product has the same active ingredients in the same concentration as the reference-listed product and is bioequivalent to the reference listed product. After approval, manufacturers are required to collect reports of adverse events and submit them on a regular basis to the FDA. Some of the products we distribute are marketed pursuant to approved ANADAs held by third parties with whom we contract to distribute those ANADA-approved products under our own label.

We are subject to labor and employment laws, safety and health regulations and other laws, including those promulgated by the EPA and the National Labor Relations Board. Our operations, and those of our contract manufacturers, ingredient and packaging suppliers and third-party shipping providers, are subject to various laws and regulations relating to worker health and safety matters as well as environmental and natural resource protection, including the availability and use of pesticides, emissions and discharges to the environment, and the treatment, handling, storage and disposal of materials and wastes. We monitor changes in these laws and believe that we are in material compliance with applicable laws and regulations. No assurance can be given, however, that material costs and liabilities will not arise in the future, such as due to a change in the law or the discovery of currently unknown conditions.

Legal Proceedings

We are from time to time subject to, and are presently involved in, litigation and other proceedings that arise in the ordinary course of our business. Subject to the inherent uncertainties of litigation and although no assurances are possible, we believe that there are no pending lawsuits or claims that, individually or in the aggregate, will have a material adverse effect on our business, financial condition or our yearly results of operations.

Mars has filed patent infringement suits against us in various jurisdictions. Three of these cases are currently pending:

●	In July 2013, Mars filed suit against us, our subsidiary TruRX and a third party in the United States District Court for the Eastern District of Texas, alleging that our Minties and Minties Fresh products infringed on certain of its patents.

●	In March 2014, Mars filed suit against us, TruRX and a third party in the United States District Court for the Middle District of Tennessee, alleging that our hip and joint supplement product infringed on certain of its patents.

●	In September 2014, Mars filed suit against us and several of our subsidiaries in the United States District Court for the Eastern District of Virginia, alleging that certain of our pet treats, including our Delightibles branded treats, infringe on certain of its patents.

In each of the above-referenced cases, Mars seeks lost royalty damages in an amount not yet determined and an injunction against future sales by us. In each case, we believe that we have not infringed the patents-in-suit, and that the patents-in-suit are invalid. On May 6, 2016, the Company received a verdict in the Texas case. The jury found both that the Company did not infringe the patents-in-suit and that the asserted claims are invalid. Additionally, we believe that we have equitable defenses in the Virginia case. Trial in the Virginia case is set for 2016, and trial in the Tennessee case is set for 2017.

On May 29, 2015, Merial filed an action in the Middle District of Georgia against PetIQ, TruRX and others alleging a breach of various contracts as well as claims for false and misleading advertising regarding the advertising of our PetAction Plus and PetLock Plus products. The court has dismissed all contract claims against PetIQ and TruRX. No trial date has been set on the remaining claims.

MANAGEMENT

Executive Officers and Directors

The following table provides information with respect to our directors and executive officers as of May 13, 2016:

Name	Age	Position
McCord Christensen	43	Chief Executive Officer and Chairman of the Board of Directors
John Newland	52	Chief Financial Officer and Corporate Secretary
Scott Adcock	48	President and Director
Mark First	51	Lead Independent Director
Gary Michael	75	Director
James Clarke	43	Director
Ronald Kennedy	69	Director
David Krauser	35	Director

McCord Christensen. Mr. Christensen co-founded PetIQ in 2010 and has served as our Chief Executive Officer since our inception and is a member of our board of directors. In 2015, Mr. Christensen was named Chairman of our board of directors. In addition to his leadership responsibilities as Chairman and CEO, Mr. Christensen’s expertise in retail and consumer products has enabled PetIQ to deliver targeted and well executed commercial programs and products across the retail industry. Prior to founding PetIQ, Mr. Christensen gained extensive retail and management experience working at Albertson’s and as an executive in consumer product companies selling to leading U.S. retailers. Mr. Christensen filed for personal bankruptcy in 2010 as the result of personal guarantees of real estate investments made prior to the 2008 recession and civil claims of $6.7 million made against him by the bankruptcy trustee for companies affiliated with Thomas Petters. Mr. Christensen worked for and invested in these companies before becoming aware of the fraudulent activities that resulted in Mr. Petters’ conviction. Mr. Christensen was discharged of all such claims in 2011. We believe Mr. Christensen’s qualifications to serve as a director of our Company include his experience in the consumer and retail industries, his expertise in corporate strategy and development and his demonstrated business acumen. Mr. Christensen holds a Bachelor of Science in Finance from Boise State University.

John Newland. Mr. Newland has served as our Chief Financial Officer since 2014 and as our Corporate Secretary since 2015. Since joining PetIQ, Mr. Newland facilitated the move from a regional auditor to KPMG, implemented enhanced control systems and standards across the company and upgraded our finance and operations organizations. Prior to joining PetIQ, Mr. Newland gained extensive retail and consumer products experience working for Albertson’s and SuperValu in a range of finance roles. Mr. Newland is a retired fighter pilot and Commander in the Idaho Air National Guard, where he served from 1985 to 2013. Mr. Newland holds a Bachelor of Science degree in corporate finance from the University of Idaho and is a graduate of the United States Air Force Air War College.

Scott Adcock. Mr. Adcock co-founded PetIQ in 2010 and serves as our President and as a member of our board of directors. In addition to his leadership responsibilities as President, on a day-to-day basis Mr. Adcock is responsible for all product development and company branding, packaging design, website development, in-store merchandising, advertising, social media and marketing campaigns. Prior to founding PetIQ, Mr. Adcock served in executive positions for companies associated with Jack W. Nicklaus, including as the Chief Executive Officer of Nicklaus Golf Centers, LLC. We believe Mr. Adcock’s qualifications to serve as a director of our Company include his experience in brand management, product development and marketing, his expertise in corporate strategy and development and his demonstrated business acumen. Mr. Adcock holds a Bachelor of Science from Brigham Young University.

Mark First. Mr. First has served as the lead independent director of the Company since 2015. Mr. First is a Managing Director of Eos Management, L.P., an affiliate of Eos Capital Partners IV, L.P. and Eos Partners, L.P. (the “Eos Funds”), where he has been employed since March 1994. Mr. First was previously an investment banker with Morgan Stanley & Co. Incorporated from August 1991 until March 1994. Mr. First is a director of several privately owned companies, and he also has also been a director of Addus HomeCare, Inc. since 2009. We believe Mr. First’s qualifications to serve as a director of our Company include his experience in business, corporate strategy and investment matters. Mr. First holds a Bachelor of Science from The Wharton School of the University of Pennsylvania and a Master of Business Administration from Harvard Business School.

Gary Michael. Mr. Michael served as the Chairman of the Board and Chief Executive Officer of Albertson’s Inc. from 1991 to 2001. Mr. Michael served as the Chairman of The Federal Reserve Bank of San Francisco from 1997 to 2000 and as a Director from 1994 to 2000. Mr. Michael currently serves on the boards of Bodega Latina Corp., Northwest Bank, Western Capital Corp. and the JA and Kathryn Albertson Family Foundation. In addition, Mr. Michael currently serves as the Commissioner of the Idaho Lottery and the Idaho State Treasurer’s Investment Review Committee. Mr. Michael previously was on the boards of The Clorox Company, Questar, Inc., Boise Cascade Corp., Office Max, Inc., Caesars Entertainment, Graham Packaging, Inc., Idaho Power Company and Idacorp. We believe Mr. Michael’s qualifications to serve on our board include his experience in the retail and consumer industries, his demonstrated business acumen and his experience on other public company boards of directors. Mr. Michael holds a Bachelor of Science in Accounting from the University of Idaho. He also was the President of the University of Idaho from 2003 to 2004.

James Clarke. Mr. Clarke served as our Chairman from 2011 to 2016. Mr. Clarke is Chief Executive Officer and Managing Partner of Clarke Capital Partners, a growth equity and alternatives-focused family office, where he has served since 2011. Mr. Clarke is a director of several privately owned companies and non-profit organizations. We believe Mr. Clarke’s qualifications to serve as a director of our Company include his experience in business, corporate strategy and investment matters. Mr. Clarke is an alumnus of Brigham Young University and holds a Master of Management from the University of Oxford.

Ronald Kennedy. Mr. Kennedy has served as a director of the Company since 2010. Mr. Kennedy is the owner of the investment firm Kennedy Ventures. Mr. Kennedy was a founder of Western Benefit Solutions, an employee benefits consulting firm, which he sold in 2010. He was a board member of Ameriben, Inc., a human resource consulting and benefits administration service company. We believe Mr. Kennedy’s qualifications to serve as a director of our Company include his experience in business, corporate strategy and investment matters. Mr. Kennedy holds a Bachelor of Science in Business Administration from Brigham Young University and a Master of Business Administration from Arizona State University.

David Krauser. Mr. Krauser is a partner of Highland Consumer Partners, where he has been employed since 2007. Mr. Krauser has served on the board of the Company since 2012 and currently leads investments in the retail, consumer goods and services sectors. Mr. Krauser was previously employed at Capital Source Finance (2004-2007) and Wellington Management Company (2002-2004). We believe Mr. Krauser’s qualifications to serve as a director of our Company include his experience in business, corporate strategy and investment matters. Mr. Krauser holds a Bachelor of Arts in Economics and Law Jurisprudence and Social Thought from Amherst College.

Board Composition

As of the completion of this offering, the number of directors will be fixed by our board of directors, subject to the terms of our amended and restated certificate of incorporation and bylaws. As of the completion of this offering, our board of directors will consist of seven directors, five of whom will be “independent” under the applicable          listing standards.

As of the completion of this offering, our amended and restated certificate of incorporation and bylaws will provide for the division of our board of directors into three classes, as nearly equal in number as possible, with the directors in each class serving for a three-year term, as follows:

●	Our Class I directors will be Messrs. Kennedy and Krauser, and their terms will expire at the annual meeting of stockholders to be held in 2017.

●	Our Class II directors will be Messrs. Adcock, Clarke and First, and their terms will expire at the annual meeting of stockholders to be held in 2018.

●	Our Class III directors will be Messrs. Christensen and Michael, and their terms will expire at the annual meeting of stockholders to be held in 2019.

Upon expiration of the term of a class of directors, directors for that class will be elected for three-year terms at the annual meeting of stockholders in the year in which that term expires. Each director’s term continues until the election and qualification of his or her successor or his or her earlier death, resignation or removal. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our board of directors may have the effect of delaying or preventing changes in control of our Company.When considering whether directors and nominees have the experience, qualifications, attributes or skills, taken as a whole, to enable our board of directors to satisfy its oversight responsibilities effectively in light of our business and structure, the board of directors focuses primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above. We believe that our directors provide an appropriate mix of experience and skills relevant to the size and nature of our business.

Director Independence

As of the completion of this offering, our Class A common stock will be listed on the NASDAQ Global Market. Under the rules of the NASDAQ Global Market directors must comprise a majority of our board of directors within a specified period of time following the completion of this offering. Under the listing rules of the NASDAQ Global Market, a director will only qualify as an ‘‘independent director’’ if that company’s board of directors affirmatively determines that such director does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In addition, following the effectiveness of this registration statement, the members of our audit committee must satisfy the independence criteria set forth in Rule 10A-3 promulgated under Section 10A(m) of the Exchange Act, or Rule 10A-3. In order to be considered independent for purposes of Rule 10A-3, no member of the audit committee may, other than in his capacity as a member of the audit committee, the board of directors or any other Board committee: (i) accept, directly or indirectly, any consulting, advisory or other compensatory fee from the company or any of its subsidiaries; or (ii) be an affiliated person of the company or any of its subsidiaries.

Prior to the completion of this offering, our board of directors will undertake a review of the independence of each director and consider whether any director has a material relationship with us that could compromise his ability to exercise independent judgment in carrying out his responsibilities.

Lead Independent Director

In connection with this offering, we intend to adopt corporate governance guidelines that will provide that one of our independent directors should serve as a lead independent director at any time when our Chief Executive Officer serves as the Chairman of our board of directors, or if the Chairman is not otherwise independent. Because Mr. Christensen is our Chairman and Chief Executive Officer, our board of directors expects to appoint a lead independent director who will preside over periodic meetings of our independent directors, serve as a liaison between our Chairman and the independent directors and perform additional duties as our board of directors may otherwise determine or delegate from time to time.

Committees of the Board of Directors

We expect that, immediately following this offering, the standing committees of our board of directors will consist of an Audit Committee, a Compensation Committee and a Corporate Governance and Nominating Committee. Each of the committees will report to the board of directors as they deem appropriate and as the board may request. The expected composition, duties and responsibilities of these committees are set forth below. Members serve on these committees until their resignation or until otherwise determined by our board of directors.

Audit Committee

The Audit Committee will be responsible for, among other matters: (i) appointing, retaining and evaluating our independent registered public accounting firm and approving all services to be performed by them; (ii) overseeing our independent registered public accounting firm’s qualifications, independence and performance; (iii) overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC; (iv) reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls and compliance with legal and regulatory requirements; (v) establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters; and (vi) reviewing and approving related party transactions.

Upon the completion of this offering, our Audit Committee will consist of David Krauser, Ronald Kennedy and Gary Michael as chairman of the committee. We believe that each of Messrs. Krauser, Kennedy and Michael meets the definition of “independent director” for purposes of serving on an audit committee under SEC Rule 10A-3 and the NASDAQ Global Market rules. Within 90 days following the effective date of the registration statement of which this prospectus forms a part, we anticipate that the audit committee will consist of a majority of independent directors, and within one year following the effective date of the registration statement of which this prospectus forms a part, the audit committee will consist exclusively of independent directors. In addition, our board of directors has determined that              qualifies as an “audit committee financial expert,” as such term is defined in Item 407(d)(5) of Regulation S-K. Our board of directors will adopt a new written charter for our audit committee, which will be available on our corporate website at www.petiq.com upon the completion of this offering. The information on our website is not part of this prospectus.

Compensation Committee

The Compensation Committee will be responsible for, among other matters: (i) reviewing key employee compensation goals, policies, plans and programs; (ii) reviewing and approving the compensation of our directors, chief executive officer and other executive officers; (iii) reviewing and approving employment agreements and other similar arrangements between us and our executive officers; and (iv) administering our stock plans and other incentive compensation plans.

Immediately following this offering, our Compensation Committee will consist of James Clarke, Gary Michael and Mark First as chairman of the committee. Our board of directors will adopt a written charter for the Compensation Committee in connection with this offering, which will be available on our corporate website at www.petiq.com upon the completion of this offering. The information on our website is not part of this prospectus.

Corporate Governance and Nominating Committee

Our Corporate Governance and Nominating Committee will be responsible for, among other matters: (i) identifying individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors; (ii) overseeing the organization of our board of directors to discharge the board’s duties and responsibilities properly and efficiently; (iii) identifying best practices and recommending corporate governance principles; and (iv) developing and recommending to our board of directors a set of corporate governance guidelines and principles applicable to us.

Immediately following this offering, our Corporate Governance and Nominating Committee will consist of Mark First and James Clarke as chairman of the committee. Our board of directors will adopt a written charter for the Corporate Governance and Nominating Committee in connection with this offering, which will be available on our corporate website at www.petiq.com upon the completion of this offering. The information on our website is not part of this prospectus.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee will have at any time been one of our executive officers or employees.

None of our executive officers currently serves, or has served during the last completed year, as a member of the board of directors or compensation committee (or other committee serving an equivalent function) of another entity that had one or more of its executive officers serving as a member of our board of directors or a member of HoldCo.

Other Committees

Our board of directors may establish other committees as it deems necessary or appropriate from time to time.

Board of Directors’ Leadership Structure and Risk Oversight

Our board of directors will oversee the risk management activities designed and implemented by our management. The board of directors will execute its oversight responsibility for risk management both directly and through its committees. The full board of directors will also consider specific risk topics, including risks associated with our strategic plan, business operations and capital structure. In addition, the board of directors will receive detailed regular reports from members of our senior management and other personnel that include assessments and potential mitigation of the risks and exposures involved with their respective areas of responsibility.

Our board of directors will delegate to the Audit Committee oversight of our risk management process. Our other board committees will also consider and address risk as they perform their respective committee responsibilities. All committees will report to the full board of directors as appropriate, including when a matter rises to the level of a material or enterprise level risk.

Although the Board of Directors does not have a formal policy on whether the roles should be combined or separated, we have had a separate Chairman of the Board and Chief Executive Officer. The independent members of our board have named Mr. Mark First our independent lead director. Mr. First, as independent lead director, chairs the executive sessions of the non-management members of our board of directors, acts as a liaison with Mr. Christensen, in consultation with the independent directors and assists in developing the agendas for each board of directors meeting. We believe that this leadership structure also provides an appropriate forum for the Board to execute its risk oversight function, which is described below.

Code of Ethics

We intend to adopt a Code of Ethics that will apply to all of our employees, including our chief executive officer, chief financial officer and principal accounting officer. Our Code of Ethics will be available on our website at www.petiq.com upon the completion of this offering. If we amend or grant a waiver of one or more of the provisions of our Code of Ethics, we intend to satisfy the requirements under Item 5.05 of Form 8-K regarding the disclosure of amendments to or waivers from provisions of our Code of Ethics that apply to our principal executive officer, financial and accounting officers by posting the required information on our website at the above address. Our website is not part of this prospectus.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following Summary Compensation Table discloses the compensation information for fiscal year 2015 for our principal executive officer (“PEO”) and the two most highly compensated executive officers other than the PEO who were serving as executive officers at the end of the last completed fiscal year (collectively, the “named executive officers”). Certain updated compensation and other information is provided in the narrative sections following the Summary Compensation Table.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	All Other Compensation ($)(2)	Total ($)
McCord Christensen	2015	240,000	81,949	5,950	327,899
Chief Executive Officer

Scott Adcock	2015	240,000	75,000	5,950	320,950
President

John Newland	2015	233,750	50,000	5,950	289,700
Chief Financial Officer

(1)	The amounts reported in the “Bonus” column represent discretionary bonuses paid to the executives by the Company in 2015.

(2)	The amounts reported in the “All Other Compensation” column represent the value of health insurance reimbursement paid to the executives by the Company in 2015.

Narrative to Summary Compensation Table

Base Salaries

Base salaries established for the Company’s executive officers are intended to reflect each individual’s responsibilities, experience, historical performance and other discretionary factors deemed relevant by the Company and have generally been set at levels deemed necessary to attract and retain individuals with superior talent. Base salaries are also designed to provide executive officers with steady cash flow during the course of the fiscal year that is not contingent on short-term variations in the Company’s operating performance.

Our named executive officers were entitled to the following annual base salaries:

Name	2015 Base Salary (Effective January 1, 2015)	2016 Base Salary (Effective January 1, 2016)
McCord Christensen	$240,000	$286,000
Scott Adcock	$240,000	$286,000
John Newland	$233,750	$281,000

Base salaries were increased in 2016 to reflect individual performance and to recognize the contributions of our named executive officers within their respective roles.

Employee Benefit and Retirement Programs

We did not maintain any annual cash incentive programs, qualified defined benefit plans, qualified defined contribution plans or nonqualified deferred compensation plans for our named executive officers or other employees in 2015.

Employment Agreements

Effective May 31, 2012, Messrs. Christensen and Adcock entered into substantially similar employment agreements with the Company to serve as Chief Executive Officer and President, respectively, for a term of three years, plus automatic one-year renewals thereafter unless any party provides notice of intent not to renew the agreement. The agreements provided for an initial base salary of $240,000 per year. In addition, Messrs. Christensen and Adcock are entitled to receive annual cash bonuses in the discretion of the board of managers.

In the event that either executive’s employment is terminated by the Company without “Cause” (as defined in the applicable employment agreement), the executive would be entitled to continued payment of his then-current annual base salary for a period of 12 months. The executives may resign their employment for any reason upon giving the Company no less than 30 days’ notice.

Messrs. Christensen and Adcock are subject to certain restrictive covenants, including provisions regarding non-competition and non-solicitation of employees, independent contractors, clients, customers or suppliers, while employed by the Company and for a period following the termination of employment of either one year (in the event of a termination of employment by the Company for any reason other than Cause) or 18 months (in the event of a termination by the Company for Cause or by the executive for any reason). The Company may extend the covenant period up to one additional year; provided that it pays the executive his annual base salary (at the rate in effect at the time of his termination) during such extended period.

Newland Offer Letter

Mr. Newland is party to an offer letter dated March 6, 2014 pursuant to which he serves as the Company’s Chief Financial Officer. Mr. Newland’s offer letter provided for an initial base salary of $215,000 per year and eligibility to receive an annual cash bonus equal to fifty percent (50%) of his base salary. Mr. Newland’s employment is at-will; however, if his employment is terminated without cause, he is entitled to continued payment of his then-current annual base salary for a period of three months. During the term of his employment, Mr. Newland is prohibited from engaging in any other employment or business activity directly related to the business of the Company.

Outstanding Equity Awards at 2015 Fiscal Year-End

Class P Units
Name	Number of Class P Units Underlying Unvested Awards (#)(1)	Market Value of Unvested Class P Units ($)(2)
McCord Christensen	—	—
Scott Adcock	—	—
John Newland	150,000

(1)	Twenty-five percent (25%) of the Class P Units granted on December 8, 2014 pursuant to the HoldCo Agreement (as defined below) vest on each of the first four anniversaries of the grant date, subject to the recipient’s continued employment through each applicable vesting date. All unvested Class P Units, to the extent outstanding, will fully vest upon the occurrence of a “Sale of the Company,” as defined in the HoldCo Agreement.

(2)	The market value of the unvested Class P Units was determined as of December 31, 2015.

Incentive Plans and Awards

Class P Units Pursuant to the HoldCo Agreement

Prior to this offering, 800,000 Class P Units in HoldCo were available for issuance to employees, consultants and independent managers of HoldCo or a subsidiary thereof in the form of grants under the Fifth Amended and Restated Limited Liability Company Agreement of HoldCo (the “Prior HoldCo Agreement”), which became effective December 8, 2014. Class P Units under the Prior HoldCo Agreement are intended to constitute “profits interests” for federal income tax purposes. As shown above in the “Outstanding Equity Awards at 2015 Fiscal-Year End” table above, Mr. Newland held 200,000 Class P Units under the Prior HoldCo Agreement, 150,000 of which were unvested as of the date hereof.

On December 8, 2014, in connection with his Class P Unit grant, Mr. Newland entered a Confidentiality, Non-Solicit and Non-Compete Agreement, which prevents him from competing with the Company or soliciting the Company’s employees, independent contractors, clients, customers or suppliers, during employment and for 18 months following his termination.

Under the Prior HoldCo Agreement, members that held Class P Units had the right to receive distributions with respect to their vested Class P Units only if the aggregate distributions made with respect to all classes of units in HoldCo exceeded the distribution thresholds specified in the participants’ individual award agreements. Pursuant to the Prior HoldCo Agreement, recipients of Class P Units were to be selected by the board of managers of HoldCo. Vested and outstanding Class P Units were subject to repurchase by HoldCo in the event of a Class P member’s termination of employment with HoldCo or one of its subsidiaries.

As of March 1, 2016, there were 557,000 total outstanding Class P Units held by nine employees of the Company. As a result of the Transactions, Class P Units will be exchanged for          shares of Class A common stock.

PetIQ, Inc. Omnibus Incentive Plan

We intend to adopt the PetIQ, Inc. Omnibus Incentive Plan (the “Omnibus Plan”) pursuant to which cash and equity-based incentives (including through an annual incentive program) may be granted to participating employees, directors and consultants. We expect our board of directors to adopt, and our stockholders to approve, the Omnibus Plan before the consummation of this offering. The principal purposes of the Omnibus Plan are to encourage profitability and growth through short-term and long-term incentives that are consistent with our objectives; to give participants an incentive for excellence in individual performance; to promote teamwork among participants; and to give us a significant advantage in attracting and retaining key employees, directors, and consultants. Our Omnibus Plan provides for the grant of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), nonqualified stock options, stock appreciation rights, restricted shares, restricted stock units, performance-based awards (including performance-based restricted shares and performance units), and other stock or cash-based awards. When considering new grants of share-based or option-based awards, the Company intends to take into account previous grants of such awards.

Administration. The Omnibus Plan will be administered by our board of directors or by a committee that the board designates for this purpose (referred to below as the plan administrator). The plan administrator will have the power to determine the terms of the awards granted under our Omnibus Plan, including the exercise price, the number of shares subject to each award, and the exercisability of the awards. The plan administrator also will have full power to determine the persons to whom and the time or times at which awards will be made and to make all other determinations and take all other actions advisable for the administration of the Omnibus Plan.

Grant of Awards; Shares Available for Awards. Certain employees, directors and consultants will be eligible to be granted awards under the Omnibus Plan, other than incentive stock options, which may be granted only to employees. We will reserve              shares of our Class A common stock for issuance under the Omnibus Plan. The number of shares issued or reserved pursuant to the Omnibus Plan will be adjusted by the plan administrator, as they deem appropriate and equitable, as a result of stock splits, stock dividends, and similar changes in our Class A common stock. With respect to any award to any one participant that is intended to qualify as performance-based compensation for purposes of Section 162(m), (i) no more than              shares of our Class A common stock will be granted in a fiscal year, (ii) no more than $         will paid in cash with respect to a performance period of one year, and (iii) no more than $         will be paid in cash with respect to a performance period greater than one year. In addition, the maximum number of shares subject to awards granted during any fiscal year to any non-employee director, taken together with any cash fees paid to such non-employee director during the fiscal year, will not exceed $500,000 in total value (calculating the value of any such awards based on the grant date fair market value of such awards for financial reporting purposes).

Stock Options. Under the Omnibus Plan, the plan administrator may grant participants incentive stock options, which qualify for special tax treatment in the United States, as well as non-qualified stock options. Stock options are a variable component of compensation designed to incentivize the participants to grow the Company and to increase the value of the Company’s shares. The plan administrator will establish the duration of each option at the time it is granted, with a maximum duration of 10 years (or in the case of a ten percent (10%) shareholder within the meaning of Section 422(b)(6) of the Internal Revenue Code, five years) from the date such option is granted, and may also establish vesting performance requirements that must be met prior to the exercise of options. Stock option grants must have an exercise price that is equal to or greater than the fair market value of our Class A common stock on the date of grant. Stock option grants may include provisions that permit the option holder to exercise all or part of the holder’s vested options, or to satisfy withholding tax liabilities, by tendering shares of our Class A common stock already owned by the option holder with a fair market value equal to the exercise price.

Stock Appreciation Rights. The plan administrator may also grant stock appreciation rights, which will be exercisable upon the occurrence of certain contingent events. Stock appreciation rights are a variable component of compensation designed to retain key employees. Stock appreciation rights entitle the holder upon exercise to receive an amount in any combination of cash and shares of our Class A common stock (as determined by the plan administrator) equal in value to the excess of the fair market value of the shares covered by the stock appreciation rights over the exercise price of the right.

Restricted Shares. The plan administrator may also grant restricted shares, which are awards of our shares of Class A common stock that vest in accordance with the terms and conditions established by the plan administrator. The plan administrator will determine in the award agreement whether the participant will be entitled to vote the restricted shares and/or receive dividends on such shares. Restricted shares are a variable component of compensation also available to retain key employees when deemed appropriate.

Restricted Stock Units. Restricted stock units represent the right to receive shares of our Class A common stock at a specified date in the future, subject to forfeiture of such right. If the restricted stock unit has not been forfeited, then on the date specified in the restricted stock unit grant, the Company must deliver to the holder of the restricted stock unit, unrestricted shares of our Class A common stock, which will be freely transferable. Restricted stock units are a variable component of compensation also designed to retain key employees when deemed appropriate.

Performance-Based Awards. Performance-based awards are denominated in shares of our Class A common stock, stock units, or cash, and are linked to the satisfaction of performance criteria established by the plan administrator. Performance-based awards are a variable component of compensation designed to reward key management for achieving annual performance goals. If the plan administrator determines that the performance-based award to an employee is intended to meet the requirements of “qualified performance-based compensation” and therefore may be deductible under Section 162(m) of the Internal Revenue Code, then the performance-based criteria upon which the awards will be based shall be with reference to any one or more of the following: earnings before interest and taxes; earnings before interest, taxes, depreciation and amortization; net operating profit after tax; cash flow; revenue; net revenues; sales; days sales outstanding; scrap rates; income; net income; operating income; net operating income, operating margin; earnings; earnings per share; return on equity; return on investment; return on capital; return on assets; return on net assets; total stockholder return; economic profit; market share; appreciation in the fair market value, book value or other measure of value of the Company’s Class A common stock; expense/cost control; working capital; volume/production; new products; customer satisfaction; brand development; employee retention or employee turnover; employee satisfaction or engagement; environmental, health, or other safety goals; individual performance; strategic objective milestones; days inventory outstanding; or any combination of, or a specified increase in, any of the foregoing.

Change in Control Provisions. In connection with the grant of an award, the plan administrator may provide for the treatment of such award in the event of a change in control of the Company, including that, in the event of an involuntary termination of a participant’s employment by the Company in connection with a change in control, any outstanding awards that are unexercisable or otherwise unvested will become fully vested and/or immediately exercisable.

Amendment and Termination. Our board of directors, or a committee thereof, may alter, amend, modify, or terminate the Omnibus Plan at any time; provided that the approval of our stockholders will be obtained for any amendment to the Omnibus Plan that requires stockholder approval under the rules of the stock exchange on which our Class A common stock is then listed or in accordance with other applicable law. In addition, no modification of an award will, without the prior written consent of the participant, impair the rights of a participant under the Omnibus Plan.

Compliance with Applicable Laws. We intend to structure the Omnibus Plan so that we can grant stock options and other performance-based awards that may qualify for an exemption from the deduction limitation contained in Section 162(m) of the Internal Revenue Code, to the extent that Section 162(m) is applicable. Awards under our Omnibus Plan shall be designed, granted, and administered in such a manner that they are either exempt from the application of, or comply with, the requirements of Section 409A of the Internal Revenue Code.

Director Compensation

Our non-executive managers and directors did not receive any compensation for their services in 2015. In connection with this offering, the Company intends to approve and implement a director compensation program that, effective upon the closing of this offering, will be applicable to all of our non-employee directors. Under the Company’s director compensation program, each non-employee director will be entitled to receive an annual cash retainer of $30,000 in consideration for his or her service on our board of directors and a per-meeting cash fee ranging from $500 to $1,000. In addition, each non-employee director serving as the chairman of a committee of the board of directors will receive a cash fee, as applicable, of $5,000 (for the chairs of the compensation and nominating and governance committees) or $10,000 (for the chair of the audit committee).

Following the closing of this offering, pursuant to our director compensation program, each non-employee director will be entitled to an annual equity award relating to our Class A common stock with a grant date fair value of $20,000, subject to vesting after one year of continued service as a director. In addition, upon becoming a member of the board of directors, each new non-employee director will receive a one-time, initial equity award relating to our Class A common stock with a grant date fair value of $50,000, subject to vesting after three years of continued service as a director.

The terms of each equity award described above will be set forth in a written award agreement between the applicable non-employee director and the Company. The director compensation program (including the compensation described above) may be amended, modified or terminated by our board of directors at any time in its sole discretion.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The agreements described in this section, or forms of such agreements as they will be in effect at the time of this offering, are filed as exhibits to the registration statement of which this prospectus forms a part, and the following descriptions are qualified by reference thereto.

Management Agreements

Pursuant to the Management Consulting Agreement (the “Eos Management Agreement”), dated as of May 31, 2012, by and between OpCo and Eos Management, L.P. (“Eos Management”), OpCo is obligated to pay Eos Management an annual fee of $300,000 for the term of the Eos Management Agreement, in exchange for certain consulting services with respect to financial transactions, acquisitions and other strategic matters related to the business, administration and policies of OpCo. The Eos Management Agreement will terminate upon the consummation of this offering. The Company paid $389,040, $303,664 and $313,100 to Eos Management pursuant to the Eos Management Agreement during the years ended December 31, 2015, 2014 and 2013, respectively.

HCF—TS Blocker Corp., a Delaware corporation (“HCF Blocker”), Highland Consumer Fund I Limited Partnership, a Delaware limited partnership (“HCF I”), Highland Consumer Entrepreneurs Fund I Limited Partnership, a Delaware limited partnership (“HCEF I,” and together with HCF Blocker, HCF I and HCEF I, the “Highland Members”) entered into a Management Consulting Agreement (the “Highland Management Agreement”), dated as of May 31, 2012, by and among OpCo and the Highland Members, in exchange for certain consulting services with respect to financial transactions, acquisitions and other strategic matters related to the business, administration and policies of OpCo. The Highland Management Agreement will terminate on the date that (i) the Highland Members’ or any of their affiliates no longer have any equity interests in HoldCo or (ii) a Sale of the Company (as defined in the HoldCo Agreement) occurs; however, upon the consummation of a Qualified Initial Public Offering (as defined in the HoldCo Agreement), OpCo will have the option to terminate upon the consummation of this offering. The Company paid $128,341, $107,893 and $110,249 to the Highland Members pursuant to the Highland Management Agreement during the years ended December 31, 2015, 2014 and 2013, respectively.

Pursuant to the Management Consulting Agreement (the “Labore Management Agreement”), dated as of May 31, 2012, by and between OpCo and Labore Et Honore LLC (“Labore”), OpCo is obligated to pay Labore an annual fee of $60,000 for the term of the Labore Management Agreement, in exchange for certain consulting services with respect to financial transactions, acquisitions and other strategic matters related to the business, administration and policies of OpCo. The Labore Management Agreement will terminate upon the consummation of this offering. The Company paid $75,000, $60,000 and $60,000 to Labore pursuant to the Labore Management Agreement during the years ended December 31, 2015, 2014 and 2013, respectively.

Pledge Agreement

In connection with the Company’s prior credit agreement, Labore executed a pledge agreement in favor of the Company’s lender, which was effectively a guarantee related to a $2.2 million line of credit collateralized by an account funded by Labore. Subsequent to that pledge agreement, Labore, through an affiliate, procured inventory of a corresponding $2.2 million and sold the inventory to the Company. For its guarantee and related services, the Company paid Labore loan fees, expenses and interest of approximately $260,000 for total payments during the fiscal year ended December 31, 2015 of $2.5 million (including both inventory and fees, expenses and interest).

The Transactions

In connection with the Transactions, we will engage in certain transactions with certain of our directors, executive officers and other persons and entities that are or will become holders of 5% or more of our voting securities upon the consummation of the Transactions, including the contribution by Certain Sponsors of their indirect ownership interest in LLC Interests in exchange for shares of our Class A common stock in connection with this offering and entering into the Contribution Agreement, the HoldCo Agreement, the Registration Rights Agreement and the Recapitalization Agreement. These transactions are described in “The Transactions” and herein.

The following table sets forth material payments and the value of any equity to be received by each of our directors, executive officers or affiliates in connection with the offering:

	Contributions	Reclassification
	Certain Sponsor Preference Notes(1)	Value of Shares of Class A Common Stock(2)	Continuing LLC Owner Preference Notes(1)	Value of LLC Interests(3)	Value of Shares of Class B Common Stock(4)
Executive Officers and Directors
McCord Christensen
John Newland
Scott Adcock
Mark First
James Clarke
Gary Michael
Ronald Kennedy
David Krauser
5% Stockholders
Entities Affiliated with Eos Partners, L.P.
Labore Et Honore LLC
Entities Affiliated with Highland Consumer Partners

(1)	The Preference Notes will accrue interest at a rate of two percent per annum and will be immediately due and payable upon the consummation of this offering. The Company will use the proceeds of this offering to repay the Preference Notes. See “Use of Proceeds” and “—Preference Notes.”

(2)	The value of the shares of Class A common stock assumes that the shares are offered at $ per share (the midpoint of the price ranged listed on the cover page of this prospectus).

(3)	The value of the LLC Interests is based on a hypothetical valuation of HoldCo of $ agreed to by the Continuing LLC Owners and the Sponsor Corps.

(4)	The Class B common stock is not freely tradeable and there will be no market for such shares. Accordingly, the value of the Class B common stock assumes that the shares are converted into shares of Class A common stock and that the Class A common stock is offered at $ per share (the midpoint of the price range listed on the cover page of this prospectus).

HoldCo Agreement

In connection with the Transactions, we and the Continuing LLC Owners, which include certain of our directors, officers and 5% stockholders, and Sponsor Corps will enter into HoldCo’s sixth amended and restated limited liability company agreement, which we refer to as the “HoldCo Agreement.” As a result of the Transactions and this offering, we will hold LLC Interests in HoldCo directly and indirectly through the Sponsor Corps and will be the sole managing member of HoldCo. Accordingly, we will operate and control all of the business and affairs of HoldCo and, through HoldCo and its operating subsidiaries, conduct our business. The operations of HoldCo, and the rights and obligations of the holders of LLC Interests, will be set forth in the HoldCo Agreement.

Appointment as Sole Managing Member. Under the HoldCo Agreement, we will become a member and the sole managing member of HoldCo. As the sole managing member, we will be able to control all of the day-to-day business affairs and decision-making of HoldCo without the approval of any other member. As such, we, through our officers and directors, will be responsible for all operational and administrative decisions of HoldCo and the day-to-day management of HoldCo’s business. Pursuant to the terms of the HoldCo Agreement, we cannot, under any circumstances, be removed as the sole managing member of HoldCo except by our election.

Compensation. We will not be entitled to compensation for our services as the sole managing member. We will be entitled to reimbursement by HoldCo for fees and expenses incurred on behalf of HoldCo, including all expenses associated with this offering and maintaining our corporate existence.

Reclassification. The HoldCo Agreement reclassifies the units currently held by the existing members of HoldCo into a new single class of common membership units, which we refer to as the “LLC Interests.” Each LLC Interest will entitle the holder to a pro rata share of the net profits and net losses and distributions of HoldCo.

Distributions. The HoldCo Agreement will require “tax distributions,” as that term is defined in the HoldCo Agreement, to be made by HoldCo to its “members,” as that term is defined in the HoldCo Agreement. Tax distributions will be made when members are required to make estimated payments or file tax returns, which we expect will be approximately on a quarterly basis, to each member of HoldCo, including us. These tax distributions will be funded from available cash of HoldCo and its subsidiaries. Tax distributions for us will be computed based on our actual tax liability as a result of the net taxable income allocated to us as a result of owning interests in Holdco. Tax distributions for all other holders of LLC Interests will be computed by multiplying their respective allocable share of net taxable income by the maximum rate applicable to an individual resident in New York, New York (taking into account the deductibility of state and local taxes and other applicable adjustments). The tax rate used to determine tax distributions to holders of LLC Interests other than us will apply regardless of the actual final tax liability of any member. The HoldCo Agreement will also allow for distributions to be made by HoldCo to its members on a pro rata basis. We expect HoldCo may make cash distributions periodically to the extent permitted by our agreements governing our indebtedness and necessary to enable us to cover our operating expenses.

LLC Interest Exchange Right. Under the HoldCo Agreement, the Continuing LLC Owners (or certain permitted transferees thereof) will have the right, from time to time and subject to the terms of the HoldCo Agreement, to exchange their LLC Interests, along with a corresponding number of shares of our Class B common stock, for newly issued shares of our Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends, reclassifications and similar transactions. Our board of directors, which will include directors who hold LLC Interests or are affiliated with holders of LLC Interests and may include such directors in the future, may, at its option, instead cause HoldCo to make a cash payment equal to the volume weighted average market price of one share of our Class A common stock for each LLC Interest exchanged (subject to customary adjustments, including for stock splits, stock dividends and reclassifications) in accordance with the terms of the HoldCo Agreement. Shares of our Class B common stock will be cancelled on a one-for-one basis if we, at the election of a Continuing LLC Owner, exchange LLC Interests of such Continuing LLC Owner pursuant to the terms of the HoldCo Agreement.

Issuance of LLC Interests Upon Exercise of Options or Issuance of Other Equity Compensation. Upon the exercise of options issued by us, or the issuance of other types of equity compensation by us (such as the issuance of restricted or non-restricted stock, payment of bonuses in stock or settlement of stock appreciation rights in stock), we will be required to acquire from HoldCo a number of LLC Interests equal to the number of shares of Class A common stock being issued in connection with the exercise of such options or issuance of other types of equity compensation. When we issue shares of Class A common stock in settlement of stock options granted to persons that are not officers or employees of HoldCo or its subsidiaries, we will make, or be deemed to make, a capital contribution to HoldCo equal to the aggregate value of such shares of Class A common stock, and HoldCo will issue to us a number of LLC Interests equal to the number of shares of Class A common stock that we issued. When we issue shares of Class A common stock in settlement of stock options granted to persons that are officers or employees of HoldCo or its subsidiaries, we will be deemed to have sold directly to the person exercising such award a portion of the value of each share of Class A common stock equal to the exercise price per share, and we will be deemed to have sold directly to HoldCo (or the applicable subsidiary of HoldCo) the difference between the exercise price and market price per share for each such share of Class A common stock. In cases where we grant other types of equity compensation to employees of HoldCo or its subsidiaries, on each applicable vesting date we will be deemed to have sold to HoldCo (or such subsidiary) the number of vested shares at a price equal to the market price per share, HoldCo (or such subsidiary) will deliver the shares to the applicable person, and we will be deemed to have made a capital contribution in HoldCo equal to the purchase price for such shares in exchange for an equal number of LLC Interests.

Maintenance of One-to-one Ratio of Shares of Class A Common Stock and LLC Interests Owned By PetIQ. Our amended and restated certificate of incorporation and the HoldCo Agreement will require that (i) we at all times maintain a ratio of one LLC Interest owned by us for each share of Class A common stock issued by us (subject to certain exceptions for treasury shares and shares underlying certain convertible or exchangeable securities), and (ii) HoldCo at all times maintain (x) a one-to-one ratio between the number of shares of Class A common stock issued by us and the number of LLC Interests owned by us and (y) a one-to-one ratio between the number of shares of Class B common stock owned by the Continuing LLC Owners and the number of LLC Interests owned by the Continuing LLC Owners. This construct is intended to result in the Continuing LLC Owners having a voting interest in PetIQ that is substantially the same as the Continuing LLC Owners’ percentage economic interest in HoldCo.

Transfer Restrictions. The HoldCo Agreement generally does not permit transfers of LLC Interests by members, subject to limited exceptions. Any transferee of LLC Interests must assume, by operation of law or written agreement, all of the obligations of a transferring member with respect to the transferred units, even if the transferee is not admitted as a member of HoldCo.

Dissolution. The HoldCo Agreement will provide that HoldCo will be dissolved and its affairs wound up on the first to occur of (i) the determination of PetIQ, as the sole managing member of HoldCo, (ii) the entry of a decree of judicial dissolution or (iii) any other circumstance in accordance with Delaware law. Upon a dissolution event, the proceeds of a liquidation will be distributed in the following order: first, to pay debts and liabilities owed to creditors of HoldCo and second, to the members pro rata in accordance with their respective percentage ownership interests in HoldCo (as determined based on the number of LLC Interests held by a member relative to the aggregate number of all outstanding LLC Interests).

Indemnification. The HoldCo Agreement provides that each member will, to the fullest extent permitted by law, indemnify and hold harmless HoldCo, PetIQ (as the sole managing member) and each other person who is or who is deemed to be the responsible withholding agent for United States federal, state or local or foreign income tax purposes against all claims, liabilities and expenses of whatever nature relating to HoldCo’s, PetIQ’s (as the sole managing member) or such other person’s obligation to withhold and to pay over, or otherwise to pay, any withholding or other taxes payable by HoldCo, PetIQ (as the sole managing member) or any of their affiliates with respect to such member or as a result of such member’s ownership of LLC Interests, transfer of LLC Interests (including by exchange) or participation in HoldCo.

Additionally, the HoldCo Agreement provides that HoldCo will, to the fullest extent permitted by law, indemnify and hold harmless any member, officer or tax matters member who was or is made a party or is threatened to be made a party to or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or arbitrative, or any appeal, inquiry or investigation of the foregoing, against all judgments, penalties (including excise and similar taxes and punitive damages), fines, settlements and reasonable expenses (including reasonable attorneys’ fees and expenses) actually incurred by such person in connection with any such proceeding, appeal, inquiry or investigation, if such person acted in “good faith,” as that term is defined in the HoldCo Agreement. PetIQ, as the sole managing member, must consent to any indemnification claims, which claims could involve indemnification for negligence or under theories of strict liability.

Amendments. The HoldCo Agreement may be amended with the consent of the sole managing member. Notwithstanding the foregoing, no amendment to the HoldCo Agreement will be effective with respect to a Continuing LLC Owner that does not vote in favor thereof if such amendment would materially and adversely affect the rights of such Continuing LLC Owner other than on a pro rata basis with the other Continuing LLC Owners unless if more than one holder is so effected and such amendment is approved by a majority of the affected holders.

No amounts have been paid or are payable to the Continuing LLC Owners in connection with the HoldCo Agreement.

Registration Rights Agreement

In connection with the Transactions, we intend to enter into a registration rights agreement with the Continuing LLC Owners and Certain Sponsors, which include certain of our directors, officers and 5% stockholders. The registration rights agreement will provide Certain Sponsors with certain demand registration rights, including shelf registration rights, in respect of any shares of our Class A common stock held by them, subject to certain conditions. In addition, in the event that we register additional shares of Class A common stock for sale to the public following the completion of this offering, we will be required to give notice of such registration to Certain Sponsors and the Continuing LLC Owners of our intention to effect such a registration and, subject to certain limitations, include shares of Class A common stock held by them in such registration. We also will undertake in the registration rights agreement to file a shelf registration statement as soon as we meet the applicable eligibility criteria and to use commercially reasonable efforts to have the shelf registration statement declared effective as soon as practicable and to remain effective in order to register the exchange of LLC Interests together with shares of Class B common stock for shares of Class A common stock by certain Continuing LLC Owners from time to time. We will be required to bear the registration expenses, other than underwriting discounts and commissions and transfer taxes, associated with any registration of shares pursuant to the registration rights agreement. The registration rights agreement will include customary indemnification provisions in favor of the Continuing LLC Owners and Certain Sponsors, any person who is or might be deemed a control person (within the meaning of the Securities Act and the Exchange Act) and related parties against certain losses and liabilities (including reasonable costs of investigation and legal expenses) arising out of or based upon any filing or other disclosure made by us under the securities laws relating to any such registration.

No amounts have been paid or are payable to the Continuing LLC Owners and Certain Sponsors in connection with the Registration Rights Agreement.

Preference Notes

Pursuant to a contribution agreement to be entered into prior to this offering, Certain Sponsors will contribute all of their interests in the Sponsor Corps to PetIQ. In exchange for this contribution of the Sponsor Corps to PetIQ, the Certain Sponsors will receive the Certain Sponsor Preference Notes in an aggregate amount of $         and an aggregate of             shares of Class A common stock (which shares represent the remaining value of each Certain Sponsor’s indirect interest in HoldCo immediately prior to the respective contribution after taking into consideration the amount of the applicable Certain Sponsor Preference Note and based on a hypothetical valuation of HoldCo agreed to by the Continuing LLC Owners and the Sponsor Corps). In addition, the LLC Interests to be received in the Reclassification will be allocated to the Sponsor Corps and the Continuing LLC Owners. The number of LLC Interests to be allocated to the Sponsor Corps, and therefore indirectly to PetIQ, will be equal to the number of shares of Class A common stock that Certain Sponsors receive in the Contributions. The Continuing LLC Owners (i) will exchange certain LLC Interests for

the Continuing LLC Owner Preference Notes payable by PetIQ in the aggregate amount of $         and (ii) will receive from PetIQ LLC an aggregate of             LLC Interests (which LLC Interests represent the remaining value of each Continuing LLC Owner’s interest in HoldCo immediately prior to the Reclassification after taking into consideration the amount of the applicable Continuing LLC Owner Preference Note and based on a hypothetical valuation of HoldCo agreed to by the Continuing LLC Owners and the Sponsor Corps). The Preference Notes will accrue interest at a rate of two percent per annum and will be immediately due and payable upon the consummation of this offering. The Company will repay the Preference Notes with the proceeds of this offering.

Indemnification Agreements with Directors and Officers

Following the completion of this offering, our amended and restated certificate of incorporation and bylaws will provide that we will indemnify each of our directors and officers to the fullest extent permitted by Delaware law. In addition, we intend to enter into indemnification agreements with our directors and officers, which will provide indemnification for related expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. No amounts have been paid or are payable pursuant to the indemnification agreements.

Policies and Procedures for Related Person Transactions

Prior to the closing of this offering, our board of directors will adopt a written related party transaction policy setting forth the policies and procedures for the review and approval or ratification of related person transactions. The policy, effective upon the closing of this offering, will cover any transactions, arrangements or relationships, or any series of similar transactions, arrangements or relationships, in which we are to be a participant and our executive officers, directors, nominees for election as a director, beneficial owners of more than 5% of any class of our Class A common stock and any members of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, as determined by the audit committee of our board of directors. Related party transactions include, without limitation, purchases of goods or services by or from the related person or entities in which the related party has a material interest, and indebtedness, guarantees of indebtedness or employment by us of a related party. All related party transactions must be presented to our audit committee for review, consideration and approval. In approving or rejecting any such proposal, our audit committee is to consider the material facts of the transaction, including, but not limited to, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related party’s interest in the transaction.

All related party transactions described in this section occurred prior to adoption of this policy and as such, these transactions were not subject to the approval and review procedures set forth in the policy. However, these transactions were reviewed and approved or will be ratified by our board of directors prior to the completion of the offering.

PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our Class A common stock and Class B common stock, after the consummation of the Transactions and this offering, for:

●	each person known by us to beneficially own more than 5% of our Class A common stock or our Class B common stock;

●	each of our directors;

●	each of our named executive officers; and

●	all of our executive officers and directors as a group.

As described in “The Transactions” and “Certain Relationships and Related Party Transactions,” each Continuing LLC Owner will be entitled to have his, her or its LLC Interests exchanged, along with a corresponding number of shares of our Class B common stock, for Class A common stock on a one-for-one basis, or, at the option of PetIQ, cash equal to the market value of the applicable number of our shares of Class A common stock. In connection with this offering, we will issue to each Continuing LLC Owner one share of Class B common stock for each LLC Interest it owns. As a result, the number of shares of Class B common stock listed in the table below correlates to the number of LLC Interests each such Continuing LLC Owner will own immediately prior to and after this offering (but after giving effect to the Transactions). See “The Transactions.” Although the number of shares being offered hereby to the public and the total combined number of shares of Class A common stock and Class B common stock outstanding after the offering will remain fixed regardless of the initial public offering price in this offering, the shares of common stock held by the beneficial owners set forth in the table below after the consummation of the transactions will vary, depending on the initial public offering price in this offering. The table below assumes the shares of Class A common stock are offered at $         per share (the midpoint of the price range listed on the cover page of this prospectus). See “Prospectus Summary—The Offering.”

The number of shares beneficially owned by each stockholder is determined under rules issued by the Securities and Exchange Commission and includes voting or investment power with respect to securities. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of common stock subject to options, or other rights, including the exchange right described above, held by such person that are currently exercisable or will become exercisable within 60 days of the date of this prospectus, are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person. Unless otherwise indicated, the address of all listed stockholders is c/o PetIQ, Inc., 500 E. Shore Drive—Suite 120, Eagle, Idaho 83616. Each of the stockholders listed has sole voting and investment power with respect to the shares beneficially owned by the stockholder unless noted otherwise, subject to community property laws where applicable.

	Shares of Class A Common Stock Beneficially Owned After the Offering		Shares of Class B Common Stock Beneficially Owned After the Offering		Total Common Stock Beneficially Owned After the Offering	Total Voting Power After the Offering
Name of beneficial owner	Number	Percentage	Number	Percentage	Percentage	Percentage
5% Stockholders
Entities Affiliated with Eos Partners, L.P.(1)		%		%	%	%
Labore Et Honore LLC(2)		%		%	%	%
Entities Affiliated with Highland Consumer Partners(3)		%		%	%	%
Named Executive Officers and Directors
McCord Christensen(4)		%		%	%	%
John Newland		%		%	%	%
Scott Adcock		%		%	%	%
Mark First(1)		%		%	%	%
Gary Michael		%		%	%	%
James Clarke		%		%	%	%
Ronald Kennedy		%		%	%	%
David Krauser		%		%	%	%
All Executive Officers and Directors as a Group (8 persons)		%		%	%	%

(1)	Includes shares of Class A common stock and shares of Class B common stock held by ECP IV TS Investor Co. and shares of Class A common stock and shares of Class B common stock held by Eos TS Investor Co. The principal business address for Eos Partners, L.P. is 320 Park Avenue, 9th Floor, New York, NY 10022. As a General Partner of Eos Partners, L.P., Mr. First has voting and investment control over and may be deemed to be the beneficial owner of shares held by the entities affiliated with Eos Partners, L.P.

(2)	As the Manager of Labore Et Honore LLC, Mr. Clarke has voting and investment control over and may be deemed to be the beneficial owner of shares held by Labore Et Honore LLC. The principal business address for Labore Et Honore is 5152 Edgewood Drive, Suite 375, Provo, UT 84604.

(3)	Includes shares of Class A common stock and shares of Class B common stock held by Highland Consumer Fund I Limited Partnership (“Fund I”), shares of Class A common stock and shares of Class B common stock held by HCF—TS Blocker Corp., (“Blocker Corp.”) and shares of Class A common stock and shares of Class B common stock held by Highland Consumer Entrepreneurs Fund I Limited Partnership (“Entrepreneurs Fund” and together with Fund I and Blocker Corp., the “Highland Entities”). Highland Consumer GP Limited Partnership is the general partner of each of the Highland Entities. Highland Consumer GP GP LLC (“HC GP GP”) is the general partner of Highland Consumer GP Limited Partnership. Mr. Krauser is the managing member of HC GP GP and has voting and investment control over and may be deemed to be the beneficial owner of shares held by the Highland Entities. The principal business address for the Highland Entities is One Broadway, 16th Floor, Cambridge, Massachusetts 02142.

(4)	Includes shares of our Class A common stock held by True Science Founders, LLC, the manager of which is Mr. Christensen, and shares of our Class A common stock held by Christensen Class F, LLC, the manager of which is Mr. Christensen.

DESCRIPTION OF CAPITAL STOCK

The following descriptions of our capital stock and provisions of our amended and restated certificate of incorporation and our bylaws, each of which will be in effect prior to the completion of this offering, are summaries and are qualified by reference to the amended and restated certificate of incorporation and the bylaws, which are filed as exhibits to the registration statement of which this prospectus forms a part. Under “Description of Capital Stock,” “we,” “us,” “our” and “our Company” refer to PetIQ and not to any of its subsidiaries.

Our current authorized capital stock consists of 1,000 shares of common A stock, par value $0.001 per share, and 1,000 shares of Class B common stock, par value $0.001 per share. As of the consummation of this offering, our authorized capital stock will consist of shares of          Class A common stock, par value $0.001 per share,              shares of Class B common stock, par value $0.001 per share, and              shares of blank check preferred stock.

Common Stock

Upon consummation of this offering, there will be              shares of our Class A common stock issued and outstanding and shares of our Class B common stock issued and outstanding.

Class A Common Stock

Voting Rights

Holders of our Class A common stock will be entitled to cast one vote per share. Holders of our Class A common stock will not be entitled to cumulate their votes. Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all holders of Class A common stock and Class B common stock present in person or represented by proxy, voting together as a single class. Except as otherwise provided by law, amendments to the amended and restated certificate of incorporation must be approved by a majority or, in some cases, a super-majority of the combined voting power of all shares of Class A common stock and Class B common stock, voting together as a single class.

Dividend Rights

Holders of Class A common stock will share ratably (based on the number of shares of Class A common stock held) if and when any dividend is declared by the board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.

Liquidation Rights

On our liquidation, dissolution or winding up, each holder of Class A common stock will be entitled to a pro rata distribution of any assets available for distribution to common stockholders.

Other Matters

No shares of Class A common stock will be subject to redemption or have preemptive rights to purchase additional shares of Class A common stock. Holders of shares of our Class A common stock do not have subscription, redemption or conversion rights. There will be no redemption or sinking fund provisions applicable to the Class A common stock. Upon consummation of this offering, all the outstanding shares of Class A common stock will be validly issued, fully paid and non-assessable. The rights powers, preferences and privileges of our Class A common stock will be subject to those of the holders of any shares of our preferred stock or any other series or class of stock we may authorize and issue in the future.

Class B Common Stock

Issuance of Class B Common Stock with LLC Interests

Shares of Class B common stock will only be issued in the future to the extent necessary to maintain a one-to-one ratio between the number of LLC Interests held by Continuing LLC Owners and the number of shares of Class B common stock issued to Continuing LLC Owners. Shares of Class B common stock are transferable only together with an equal number of LLC Interests. Shares of Class B common stock will be cancelled on a one-for-one basis upon the exchange of LLC Interests pursuant to the terms of the HoldCo Agreement.

Voting Rights

Holders of Class B common stock will be entitled to cast one vote per share, with the number of shares of Class B common stock held by each Continuing LLC Owner being equivalent to the number of LLC Interests held by such Continuing LLC Owner. Holders of our Class B common stock will not be entitled to cumulate their votes. Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all holders of Class A common stock and Class B common stock present in person or represented by proxy, voting together as a single class. Except as otherwise provided by law, amendments to the amended and restated certificate of incorporation must be approved by a majority or, in some cases, a super-majority of the combined voting power of all shares of Class A common stock and Class B common stock, voting together as a single class.

Dividend Rights

Holders of our Class B common stock will not participate in any dividend declared by the board of directors.

Liquidation Rights

On our liquidation, dissolution or winding up, holders of Class B common stock will not be entitled to receive any distribution of our assets.

Transfers

Pursuant to the HoldCo Agreement, each holder of Class B common stock agrees that:

●	the holder will not transfer any shares of Class B common stock to any person unless the holder transfers an equal number of LLC Interests to the same person; and

●	in the event the holder transfers any LLC Interests to any person, the holder will transfer an equal number of shares of Class B common stock to the same person.

Other Matters

No shares of Class B common stock will be subject to redemption rights or have preemptive rights to purchase additional shares of Class B common stock. Holders of shares of our Class B common stock do not have subscription, redemption or conversion rights. There will be no redemption or sinking fund provisions applicable to the Class B common stock. Upon consummation of this offering, all outstanding shares of Class B common stock will be validly issued, fully paid and non-assessable.

Preferred Stock

Our amended and restated certificate of incorporation provides that our board of directors has the authority, without action by the stockholders, to designate and issue up to              shares of preferred stock in one or more classes or series and to fix the powers, rights, preferences and privileges of each class or series of preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any class or series, which may be greater than the rights of the holders of the common stock. There will be no shares of preferred stock outstanding immediately after this offering.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. Additionally, the issuance of preferred stock may adversely affect the holders of our Class A common stock by restricting dividends on the Class A common stock, diluting the voting power of the Class A common stock or subordinating the liquidation rights of the Class A common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our Class A common stock.

Exclusive Venue

Our amended and restated certificate of incorporation, as it will be in effect upon the closing of this offering, will require, to the fullest extent permitted by law, that (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (iii) any action asserting a claim against us arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or the bylaws or (iv) any action asserting a claim against us governed by the internal affairs doctrine will have to be brought only in the Court of Chancery in the State of Delaware. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers.

Anti-takeover Effects of Provisions of Our Amended and Restated Certificate of Incorporation, Our Bylaws and Delaware Law

Our amended and restated certificate of incorporation and bylaws, as they will be in effect upon completion of this offering, also contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by our board of directors and discourage certain types of transactions that may involve an actual or threatened change of control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares of Class A common stock that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management or delaying or preventing a transaction that might benefit you or other minority stockholders.

Classified Board of Directors

Our amended and restated certificate of incorporation will provide that our board of directors will be divided into three classes, with the classes as nearly equal in number as possible and each class serving three-year staggered terms. See “Management—Corporate Governance—Board Composition.” These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control of us or our management.

Authorized But Unissued Shares

The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of the NASDAQ Global Market. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals

Our amended and restated certificate of incorporation will provide that stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors, or by a qualified stockholder of record on the record date for the meeting who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of such stockholder’s intention to bring such business before the meeting. Our amended and restated certificate of incorporation will provide that, subject to applicable law, special meetings of the stockholders may be called only by a resolution adopted by the affirmative vote of the majority of the directors then in office or by the chairman of the board of directors, if any. Our bylaws will prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. In addition, any stockholder who wishes to bring business before an annual meeting or nominate directors must comply with the advance notice and duration of ownership requirements set forth in our bylaws and provide us with certain information. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers or changes in control of us or our management.

Stockholder Action by Written Consent

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation will provide that stockholder action by written consent will be prohibited except as otherwise required by law.

Special Meetings of Stockholders

Our amended and restated certificate of incorporation will provide that, except as otherwise required by law, a special meeting of stockholders may be called only by the stockholders, the Chairman of the board of directors or the lead director.

Stockholder Action by Written Consent

Our amended and restated certificate of incorporation will provide that no action may be taken by the stockholders by written consent without a meeting.

Directors Removed Only for Cause

Our amended and restated certificate of incorporation will provide for the removal of directors only for cause and only upon the affirmative vote of the holders of at least 66 2/3 of the total voting power of the outstanding capital stock entitled to vote generally in the election of directors.

Amendment of Amended and Restated Certificate of Incorporation or Bylaws

The DGCL provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage.

Pursuant to our amended and restated certificate of incorporation, any amendment to the provisions thereof regarding the bylaws, indemnification of directors, our board of directors, special meetings of stockholders, special stockholder notice provisions, special stockholder voting requirements, corporate opportunities or amendment of our amended and restated certificate of incorporation will require the affirmative vote of at least 66-2/3% of the votes entitled to be cast on such matter, unless such amendment is deemed advisable by the affirmative vote of at least 75% of our board of directors, in which case such amendment will require the affirmative vote of a majority of the votes entitled to be cast on such matter.

Upon completion of this offering, our bylaws may be amended or repealed by a majority vote of our board of directors or, in most cases, by the affirmative vote of the stockholders holding a majority in interest of all the votes entitled to vote upon such amendment or repeal.

Limitations on Liability and Indemnification of Officers and Directors

Our amended and restated certificate of incorporation and bylaws provide indemnification for our directors and officers to the fullest extent permitted by the DGCL. Prior to the completion of this offering, we intend to enter into indemnification agreements with each of our directors that may, in some cases, be broader than the specific indemnification provisions contained under Delaware law. In addition, as permitted by Delaware law, our amended and restated certificate of incorporation includes provisions that eliminate the personal liability of our directors for monetary damages resulting from breaches of certain fiduciary duties as a director. The effect of this provision is to restrict our rights and the rights of our stockholders in derivative suits to recover monetary damages against a director for breach of fiduciary duties as a director, except that a director will be personally liable for:

●	any breach of his duty of loyalty to us or our stockholders;

●	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

●	any transaction from which the director derived an improper personal benefit; or

●	improper distributions to stockholders.

These provisions may be held not to be enforceable for violations of the federal securities laws of the United States.

Business Combinations

We have opted out of Section 203 of the DGCL.

Corporate Opportunities

In recognition that partners, principals, directors, officers, members, managers and/or employees of Certain Sponsors and their affiliates and investment funds, which we refer to as the Corporate Opportunity Entities, may serve as our directors and/or officers, and that the Corporate Opportunity Entities may engage in activities or lines of business similar to those in which we engage, our amended and restated certificate of incorporation provides for the allocation of certain corporate opportunities between us and the Corporate Opportunity Entities. Specifically, none of the Corporate Opportunity Entities has any duty to refrain from engaging, directly or indirectly, in the same or similar business activities or lines of business that we do. In the event that any Corporate Opportunity Entity acquires knowledge of a potential transaction or matter that may be a corporate opportunity for itself and us, we will not have any expectancy in such corporate opportunity, and the Corporate Opportunity Entity will not have any duty to communicate or offer such corporate opportunity to us and may pursue or acquire such corporate opportunity for itself or direct such opportunity to another person. In addition, if a director of our Company who is also a partner, principal, director, officer, member, manager or employee of any Corporate Opportunity Entity acquires knowledge of a potential transaction or matter that may be a corporate opportunity for us and a Corporate Opportunity Entity, we will not have any expectancy in such corporate opportunity. In the event that any other director of ours acquires knowledge of a potential transaction or matter that may be a corporate opportunity for us we will not have any expectancy in such corporate opportunity unless such potential transaction or matter was presented to such director expressly in his or her capacity as such.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of the Company. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action; provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law and such suit is brought in the Court of Chancery in the State of Delaware.

Registration Rights Agreement

In connection with this offering, the Company will enter into the Registration Rights Agreement with the Continuing LLC Owners and Certain Sponsors pursuant to which the Continuing LLC Owners and Certain Sponsors will have specified rights to require the Company to register all or any portion of their shares under the Securities Act. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock will be            .

Listing

We have applied to have our Class A common stock listed on the NASDAQ Global Market under the symbol “PETQ.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there was no public market for our Class A common stock. Future sales of substantial amounts of Class A common stock in the public market (including shares of Class A common stock issuable upon exchange of LLC Interests), or the perception that such sales may occur, could adversely affect the market price of our Class A common stock. Although we expect our Class A common stock to be approved for listing on the NASDAQ Global Market, we cannot assure you that there will be an active public market for our Class A common stock.

Upon the closing of this offering, we will have outstanding an aggregate of              shares of Class A common stock, assuming the issuance of              shares of Class A common stock offered by us in this offering and the issuance of              shares of Class A common stock to Certain Sponsors in the Contribution. Of these shares, all shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, whose sales would be subject to the Rule 144 resale restrictions described below, other than the holding period requirement.

The remaining              shares of Class A common stock (or              shares of Class A common stock, including              shares of Class A common stock issuable upon exchange of LLC Interests) will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below.

Lock-Up Agreements

We, our executive officers, directors and holders of all of our Class A common stock on the date of this prospectus, who collectively own              shares of our Class A common stock, or securities exercisable for or exchangeable into shares of our Class A common stock, including LLC Interests, following this offering, have agreed that, without the prior written consent of Robert W. Baird & Co. Incorporated, we and they will not, subject to limited exceptions, directly or indirectly sell or dispose of any shares of common stock or any securities convertible into or exchangeable or exercisable for shares of common stock for a period of 180 days after the date of this prospectus. Robert W. Baird & Co. Incorporated, in its sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. The lock-up restrictions and specified exceptions are described in more detail under “Underwriting.”

Rule 144

Affiliate Resales of Restricted Securities

In general, under Rule 144 of the Securities Act as in effect on the date of this prospectus, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is an affiliate of ours, or who was an affiliate at any time during the 90 days before a sale, who has beneficially owned shares of our Class A common stock for at least six months is entitled to sell in “broker’s transactions” or certain “riskless principal transactions” or to market makers, a number of shares within any three-month period that does not exceed the greater of:

●	1% of the number of shares of our Class A common stock then outstanding, which will equal approximately shares immediately after this offering; or

●	the average weekly trading volume in our Class A common stock on the NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Affiliate resales under Rule 144 are also subject to the availability of current public information about us. In addition, if the number of shares being sold under Rule 144 by an affiliate during any three-month period exceeds 5,000 shares or has an aggregate sale price in excess of $50,000, the seller must file a notice on Form 144 with the SEC and the NASDAQ Global Market concurrently with either the placing of a sale order with the broker or the execution directly with a market maker.

Non-Affiliate Resales of Restricted Securities

In general, under Rule 144, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is not an affiliate of ours at the time of sale, and has not been an affiliate at any time during the 90 days preceding a sale, and who has beneficially owned shares of our Class A common stock for at least six months but less than a year, is entitled to sell such shares subject only to the availability of current public information about us. If such person has held our shares for at least one year, such person can resell under Rule 144(b)(1) without regard to any Rule 144 restrictions, including the 90-day public company requirement and the current public information requirement.

Non-affiliate resales are not subject to the manner of sale, volume limitation or notice filing provisions of Rule 144.

Rule 701

In general, pursuant to Rule 701 under the Securities Act, any of an issuer’s employees, directors, officers, consultants or advisors who purchases shares from the issuer in connection with a compensatory stock or option plan or other written agreement before the effective date of a registration statement under the Securities Act is entitled to sell such shares 90 days after such effective date in reliance on Rule 144 under the Securities Act. An affiliate of the issuer can resell shares in reliance on Rule 144 without having to comply with the holding period requirement, and non-affiliates of the issuer can resell shares in reliance on Rule 144 without having to comply with the current public information and holding period requirements.

The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after an issuer becomes subject to the reporting requirements of the Exchange Act.

Equity Plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of Class A common stock issued or issuable under our Omnibus Incentive Plan. We expect to file the registration statement covering                  shares offered pursuant to our Omnibus Incentive Plan shortly after the date of this prospectus, permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market subject to compliance with the resale provisions of Rule 144.

Registration Rights

Upon the closing of this offering, the holders of              shares of Class A common stock or              shares of Class A common stock, including              shares of Class A common stock issuable upon exchange of LLC Interests, or their transferees will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement” for additional information. Shares covered by a registration statement will be eligible for sale in the public market upon the expiration or release from the terms of the lock-up agreement.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS TO NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of shares of our Class A common stock issued pursuant to this offering. This summary does not purport to be a complete analysis of all the potential tax consequences or considerations relevant to Non-U.S. Holders of shares of our Class A common stock. This summary is based upon the Internal Revenue Code, the Treasury regulations promulgated or proposed thereunder and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to change or differing interpretations at any time, possibly with retroactive effect.

This summary assumes that shares of our Class A common stock are held by a Non-U.S. Holder as “capital assets” within the meaning of Section 1221 of the Internal Revenue Code (generally, property held for investment). This summary does not purport to deal with all aspects of U.S. federal income taxation that might be relevant to particular Non-U.S. Holders in light of their particular investment circumstances or status, nor does it address specific tax considerations that may be relevant to particular persons subject to special treatment under U.S. federal income tax laws (including, for example, financial institutions, broker-dealers, insurance companies, partnerships or other pass-through entities or arrangements, certain U.S. expatriates or former long-term residents of the U.S., tax-exempt organizations, pension plans, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, or persons in special situations, such as those who have elected to mark securities to market or those who hold shares of our Class A common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment). In addition, this summary does not address estate or any gift tax considerations or considerations arising under the tax laws of any state, local or non-U.S. jurisdiction or any considerations relating to the alternative minimum tax or the 3.8% tax on net investment income.

For purposes of this summary, a “Non-U.S. Holder” means a beneficial owner of shares of our Class A common stock that, for U.S. federal income tax purposes, is an individual, corporation, estate or trust other than:

●	an individual who is a citizen or resident of the United States;

●	a corporation, or any other organization classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate, the income of which is included in gross income for U.S. federal income tax purposes regardless of its source; or

●	a trust if (i) a U.S. court is able to exercise primary supervision over the trust’s administration and one or more U.S. persons (as defined in the Internal Revenue Code) have the authority to control all of the trust’s substantial decisions or (ii) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds shares of our Class A common stock, the tax treatment of persons treated as its partners for U.S. federal income tax purposes will generally depend upon the status of the partner and the activities of the partnership. Partnerships and other entities that are classified as partnerships for U.S. federal income tax purposes and persons holding our Class A common stock through a partnership or other entity classified as a partnership for U.S. federal income tax purposes are urged to consult their own tax advisors.

There can be no assurance that the IRS will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling from the IRS or an opinion of counsel with respect to the U.S. federal income tax consequences to a Non-U.S. Holder of the purchase, ownership or disposition of shares of our Class A common stock.

THIS SUMMARY IS NOT INTENDED TO BE TAX ADVICE. PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME TAXATION AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF SHARES OF OUR CLASS A COMMON STOCK, AS WELL AS THE APPLICATION OF STATE, LOCAL AND NON-U.S. INCOME AND OTHER TAX LAWS.

Distributions on shares of our Class A common stock

As discussed under “Dividend Policy” above, we do not currently anticipate paying cash dividends on shares of our Class A common stock in the foreseeable future. In the event that we do make a distribution of cash or property with respect to shares of our Class A common stock, any such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent of our current and accumulated earnings and profits as determined under U.S. federal income tax principles, and will be subject to withholding as described in the next paragraph below. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the Non-U.S. Holder’s investment, up to such holder’s adjusted tax basis in its shares of our Class A common stock, as determined on a share-per-share basis. Any remaining excess will be treated as capital gain, subject to the tax treatment described below in “—Gain on sale, exchange or other taxable disposition of shares of our Class A common stock.”

Any dividends paid to a Non-U.S. Holder with respect to shares of our Class A common stock generally will be subject to a 30% U.S. federal withholding tax unless such Non-U.S. Holder provides the applicable withholding agent with an appropriate and validly completed IRS Form W-8, such as:

●	IRS Form W-8BEN (or successor form) or IRS Form W-8BEN-E (or successor form) certifying, under penalties of perjury, that such Non-U.S. Holder is entitled to a reduced rate of withholding tax under an applicable income tax treaty; or

●	IRS Form W-8ECI (or successor form) certifying, under penalties of perjury, that a dividend paid on shares of our Class A common stock is not subject to withholding tax because it is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (in which case such dividend generally will be subject to regular graduated U.S. federal income tax rates on a net income basis as described below).

The certifications described above must be provided to the applicable withholding agent prior to the payment of dividends and must be updated periodically. The certification also may require a Non-U.S. Holder that provides an IRS form or that claims treaty benefits to provide its U.S. taxpayer identification number. Special certification and other requirements apply in the case of certain Non-U.S. Holders that are intermediaries or pass-through entities for U.S. federal income tax purposes.

If dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base maintained by such Non-U.S. Holder in the United States), the Non-U.S. Holder, although exempt from the withholding tax described above (provided that the certifications described above are satisfied), will generally be subject to U.S. federal income tax on such dividends on a net income basis at the regular, graduated rates in the same manner as if such Non-U.S. Holder were a resident of the U.S. In addition, if such Non-U.S. Holder is classified as a corporation for U.S. federal income tax purposes, such Non-U.S. Holder may be subject to an additional “branch profits tax” equal to 30% of such effectively connected dividends, as adjusted for certain items, for the taxable year, unless an applicable income tax treaty provides otherwise.

Non-U.S. Holders that do not timely provide the applicable withholding agent with the required certification, but which are eligible for a reduced rate of U.S. federal withholding tax pursuant to an applicable income tax treaty may obtain a refund or credit of any excess amount withheld by timely filing an appropriate claim for refund with the IRS.

Any distribution described in this section would also be subject to the discussion below in the section entitled “—Foreign Account Tax Compliance Act.”

Gain on sale, exchange or other taxable disposition of shares of our Class A common stock

Subject to the discussion below under “—Backup withholding and information reporting” and “—Foreign Account Tax Compliance Act,” in general, a Non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax on any gain realized upon such holder’s sale, exchange or other taxable disposition of shares of our Class A common stock (including a redemption, but only if the redemption would be treated as a sale or exchange rather than a distribution for U.S. federal income tax purposes) unless (i) such Non-U.S. Holder is a nonresident alien individual who is present in the U.S. for 183 days or more in the taxable year of disposition and certain other conditions are met, (ii) we are or have been a “U.S. real property holding corporation,” as defined in the Internal Revenue Code (a “USRPHC”), at any time within the shorter of the five-year period preceding the disposition and the Non-U.S. Holder’s holding period with respect to the applicable shares of our Class A common stock (the “relevant period”) and certain other conditions are met, or (iii) such gain is effectively connected with such Non-U.S. Holder’s conduct of a trade or business in the U.S. (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by such Non-U.S. Holder in the U.S.).

If the first exception applies, the Non-U.S. Holder generally will be subject to U.S. federal income tax at a rate of 30% (unless an applicable income tax treaty provides otherwise) on the amount by which such Non-U.S. Holder’s capital gains allocable to U.S. sources exceed capital losses allocable to U.S. sources during the taxable year of the disposition, provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the second exception above, we believe we are not, and we do not currently anticipate becoming, a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of other business assets, there can be no assurance that we are not currently or will not become a USRPHC in the future. Generally, a corporation is a USRPHC only if the fair market value of its U.S. real property interests (as defined in the Internal Revenue Code) equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus certain other assets used or held for use in a trade or business. Even if we are or become a USRPHC, a Non-U.S. Holder would not be subject to U.S. federal income tax on a sale, exchange or other taxable disposition of our Class A common stock by reason of our status as a USRPHC so long as (a) our Class A common stock is regularly traded on an established securities market (within the meaning of Internal Revenue Code Section 897(c)(3) and the Treasury Regulations issued thereunder) during the calendar year in which such sale, exchange or other taxable disposition of our Class A common stock occurs and (b) such Non-U.S. Holder does not own and is not deemed to own (directly, indirectly or constructively) more than 5% of our Class A common stock at any time during the relevant period. If we are a USRPHC and the requirements of (a) or (b) are not met, gain on the disposition of shares of our Class A common stock generally will be taxed in the same manner as gain that is effectively connected with the conduct of a U.S. trade or business, except that the “branch profits tax” generally will not apply. Prospective investors are urged to consult their own tax advisors regarding the possible consequences to them if we are, or were to become, a USRPHC.

If the third exception applies, the Non-U.S. Holder generally will be subject to U.S. federal income tax on a net income basis with respect to such gain at the regular, graduated rates in the same manner as if such holder were a resident of the U.S. In addition, a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes may also be subject to a “branch profits tax” on such effectively connected gain, as adjusted for certain items, at a rate of 30%, unless an applicable income tax treaty provides otherwise.

Foreign Account Tax Compliance Act

Legislation commonly referred to as the Foreign Account Tax Compliance Act, as modified by Treasury regulations and subject to any official interpretations thereof, any applicable intergovernmental agreement between the U.S. and non-U.S. government to implement these rules and improve international tax compliance, or any fiscal or regulatory legislation or rules adopted pursuant to any such intergovernmental agreement (collectively, “FATCA”), generally will impose a U.S. federal withholding tax of 30% on payments to certain non-U.S. entities (including certain intermediaries), including dividends on and the gross proceeds from a sale or other disposition of our Class A common stock unless such persons comply with complicated U.S. information reporting, disclosures and certification requirements. This new regime requires, among other things, a broad class of persons to obtain, disclose and report information about their investors and account holders. These requirements are different from and in addition to the certification requirements described elsewhere in this discussion. The withholding rules apply currently to payments of dividends on shares of our Class A common stock, and are scheduled to apply to payments of gross proceeds from the sale or other dispositions of our Class A common stock that occurs after December 31, 2018. If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under “—Distributions on shares of our Class A common stock,” the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax. Prospective investors should consult their own tax advisors regarding the possible impact of these rules on their investment in our Class A common stock, and the entities through which they hold our Class A common stock, including, without limitation, the process and deadlines for meeting the applicable requirements to prevent the imposition of this 30% withholding tax under FATCA.

Backup withholding and information reporting

We or a financial intermediary must report annually to the IRS and to each Non-U.S. Holder the gross amount of the distributions on shares of our Class A common stock paid to such holder and the tax withheld, if any, with respect to such distributions. These information reporting requirements apply even if withholding was not required. In addition to the requirements described above under “—Foreign Account Tax Compliance Act,” a Non-U.S. Holder generally will be subject to backup withholding at the then applicable rate for dividends paid to such holder unless such holder furnishes a valid IRS Form W-8BEN or IRS Form W-8BEN-E (or such other applicable form and documentation as required by the Internal Revenue Code or the Treasury regulations promulgated thereunder) certifying under penalties of perjury that it is a Non-U.S. Holder (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person as defined under the Internal Revenue Code). Dividends paid to Non-U.S. Holders subject to the U.S. federal withholding tax, as described above under “—Distributions on shares of our Class A common stock,” generally will be exempt from U.S. backup withholding.

Information reporting and backup withholding will generally apply to the payment of the proceeds of a disposition of shares of our Class A common stock by a Non-U.S. Holder effected by or through the U.S. office of any broker, U.S. or non-U.S., unless the holder certifies that it is not a U.S. person (as defined in the Internal Revenue Code)

and satisfies certain other requirements, or otherwise establishes an exemption. For information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker, and dispositions otherwise effected through a non-U.S. office generally will not be subject to information reporting. Generally, backup withholding will not apply to a payment of disposition proceeds to a Non-U.S. Holder where the transaction is effected through a non-U.S. office of a U.S. broker or non-U.S. office of a non-U.S. broker. Prospective investors are urged to consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Copies of information returns may be made available to the tax authorities of the country in which the Non-U.S. Holder resides or is incorporated, under the provisions of a specific treaty or agreement.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment made to a Non-U.S. Holder can be refunded or credited against such Non-U.S. Holder’s U.S. federal income tax liability, if any, provided that an appropriate claim is timely filed with the IRS.

UNDERWRITING

Robert W. Baird & Co. Incorporated is serving as representative of the underwriters. We and the underwriters named below have entered into an underwriting agreement with respect to the shares of Class A common stock being offered hereby. Subject to certain conditions set forth in the underwriting agreement, each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of Class A common stock set forth in the following table.

Underwriters	Number of Shares
Robert W. Baird & Co. Incorporated
William Blair & Company, L.L.C.

Total

The underwriters are committed to take and pay for all the shares of Class A common stock offered by us if any are taken. The obligations of the underwriters under the underwriting agreement may be terminated upon the occurrence of certain stated events, including that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or this offering may be terminated.

After this initial offering of the shares of Class A common stock to the public, the offering price and other selling terms may be changed by the underwriters. Sales of shares of Class A common stock made outside of the United States may be made by affiliates of the underwriters.

We have granted the underwriters an option to buy up to an additional              shares of Class A common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. The underwriters have 30 days from the date of this prospectus to exercise this option. If any shares of Class A common stock are purchased pursuant to this option, the underwriters will severally purchase shares of Class A common stock in approximately the same proportion as shown in the table above. If any additional shares of Class A common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares of Class A common stock are being offered.

The underwriters propose to offer the shares of Class A common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $         per share.

The underwriting fee is equal to the public offering price per share of Class A common stock less the amount paid by the underwriters to us per share of Class A common stock. The underwriting fee is $         per share. The following tables set forth the per share and total underwriting discounts and commissions and commissions to be paid to the underwriters, assuming both no exercise and full exercise of the underwriters’ option to purchase          additional shares of Class A common stock.

Total Fees
Paid by Us	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing, listing and printing fees, legal and accounting expenses, but excluding underwriting discounts and commissions, will be approximately $         , which will be paid by us. We have agreed to reimburse the underwriters for certain expenses in connection with the qualification of the offering with the Financial Industry Regulatory Authority, Inc. (“FINRA”). Such reimbursement is deemed to be underwriting compensation by FINRA.

We, our executive officers, directors and holders of all of our Class A common stock on the date of this prospectus, have agreed with the underwriters, subject to certain limited exceptions, not to sell or transfer any of our Class A common stock, or any options or warrants to purchase any of our Class A common stock, or securities convertible into or exchangeable or exercisable for or that represent the right to receive our Class A common stock, for 180 days after the date of this prospectus without first obtaining the written consent of Robert W. Baird & Co. Incorporated. Specifically, we and such other persons have agreed, subject to certain limited exceptions, not to:

●	offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, lend or otherwise transfer or dispose of any of our Class A common stock, or any options or warrants to purchase any of our Class A common stock, or securities convertible into or exchangeable or exercisable for or that represent the right to receive our Class A common stock; or

●	enter into any swap, forward contract, hedging transaction or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our Class A common stock.

The foregoing restrictions do not apply to:

●	the sale of shares pursuant to this offering;

●	sales of shares of common stock or other securities acquired in open market transactions after completion of this offering; provided that any such sale does not require a filing pursuant to Section 16(a) of the Exchange Act and no such filing shall be made voluntarily;

●	the contribution, transfer, sale or distribution of shares of Common Stock necessary to effectuate the Transactions; and
●	sales or transfers pursuant to a bona fide third party tender offer, merger, consolidation or other similar transaction made to holders of Class A common stock and involving a change or control of the Company; and

●	other customary exceptions, including transfers of shares of common stock or any securities convertible into common stock (i) as bona fide gifts, (ii) by will or intestacy or (iii) to limited partners, members, subsidiaries, stockholders, affiliates or controlled or managed investment funds; provided that any transferee pursuant to clauses (i), (ii) or (iii) agrees to the applicable lock-up restrictions and that any such transfer does not require a filing pursuant to Section 16(a) of the Exchange Act other than on a Form 5 and no such filing shall be made voluntarily.

The underwriters do not expect sales to discretionary accounts to exceed 5% of the total number of the shares offered.

Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price will be determined by negotiations between us and the representative of the underwriters. In determining the initial public offering price, we and the representative of the underwriters expect to consider a number of factors including:

●	the information set forth in this prospectus and otherwise available to the representative;

●	our prospects and the history and prospects for the industry in which we compete;

●	an assessment of our management;

●	prevailing market conditions;

●	our historical performance;

●	estimates of our business potential and prospects for future earnings;

●	consideration of the above factors in relation to market valuation and stages of developments of other companies comparable to ours; and

●	other factors deemed relevant by the representative of the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for shares of Class A common stock, or that the shares of our Class A common stock will trade in the public market at or above the initial public offering price.

We have applied to have our Class A common stock approved for listing on the NASDAQ Global Market under the symbol “PETQ.”

We have agreed to indemnify the several underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act.

Stabilization, Short Positions and Penalty Bids

In connection with this offering, the underwriters may effect certain transactions in shares of our Class A common stock in the open market in order to prevent or retard a decline in the market price of our Class A common stock while this offering is in progress. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares of Class A common stock than they are required to purchase in this offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. “Covered” shorts are short positions in an amount not greater than the underwriters’ option to purchase additional shares described herein, and “naked” shorts are short positions in excess of that amount. In determining the source of shares to close out a “covered” short, the underwriters will consider, among other things, the price of shares of Class A common stock available for purchase in the open market as compared to the price at which the underwriters may purchase shares of Class A common stock through the option. A “covered” short may be covered by either exercising the underwriters’ option or purchasing shares in the open market. A naked short is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our Class A common stock in the open market prior to the completion of this offering and may only be closed out by purchasing shares in the open market. Stabilizing transactions consist of various bids for or purchase of our Class A common stock made by the underwriters in the open market prior to the completion of the offering.

In addition, the underwriters may, pursuant to Regulation M of the Securities Act, also impose a penalty bid, which is when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or slowing a decline in the market price of our Class A common stock, and together with the imposition of a penalty bid, may stabilize, maintain or otherwise affect the market price of our Class A common stock. As a result, the price of the Class A common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced by the underwriters, they may be discontinued at any time. These transactions may be effected on the NASDAQ Global Market, in the over-the-counter market or otherwise.

Electronic Distribution

In connection with this offering, certain of the underwriters may distribute prospectuses by electronic means, such as email. In addition, certain of the underwriters may facilitate Internet distribution for this offering to certain of their Internet subscription customers and allocate a limited number of shares for sale to its online brokerage customers. A prospectus in electronic format is being made available on the website maintained by one or more of the bookrunners of this offering and may be made available on websites maintained by the other underwriters. Other than the prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not a part of the prospectus or the registration statement, of which this prospectus forms a part.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, investment research, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may provide from time to time in the future, various financial advisory and investment banking services for us, for which they have received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, certain of the underwriters and their respective affiliates may from time to time effect transactions for their own account or the account of their customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities (including related derivative securities) and financial instruments (including bank loans), and may continue to do so in the future. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Canadian Residents

Resale Restrictions

The distribution of the shares of common stock in Canada is being made only in the provinces of Ontario, Quebec, Alberta and British Columbia on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of these securities are made. Any resale of the shares of common stock in Canada must be made under applicable securities laws which may vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the securities.

Representations of Canadian Purchasers

By purchasing the shares of common stock in Canada and accepting delivery of a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

●	the purchaser is entitled under applicable provincial securities laws to purchase the shares of common stock without the benefit of a prospectus qualified under those securities laws as it is an “accredited investor” as defined under National Instrument 45-106—Prospectus Exemptions,

●	the purchaser is a “permitted client” as defined in National Instrument 31-103—Registration Requirements, Exemptions and Ongoing Registrant Obligations,

●	where required by law, the purchaser is purchasing as principal and not as agent, and

●	the purchaser has reviewed the text above under Resale Restrictions.

Conflicts of Interest

Canadian purchasers are hereby notified that each of Robert W. Baird & Co. Incorporated and William Blair & Company, L.L.C., is relying on the exemption set out in section 3A.3 or 3A.4, if applicable, of National Instrument 33-105 – Underwriting Conflicts from having to provide certain conflict of interest disclosure in this document.

Statutory Rights of Action

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if the offering memorandum (including any amendment thereto) such as this document contains a misrepresentation; provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser of these securities in Canada should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of the shares of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the shares of common stock in their particular circumstances and about the eligibility of the shares of common stock for investment by the purchaser under relevant Canadian legislation.

Notice to Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State) an offer to the public of any shares of our Class A common stock has not been made and may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the shares of our Class A common stock which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that an offer to the public in that Relevant Member State of any shares of our Class A common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a) to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b) to fewer than 100, or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the Robert W. Baird & Co. Incorporated and William Blair & Company, L.L.C. for any such offer; or

(c) in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares of our Class A common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive or a supplemental prospectus pursuant to Article 16 of the Prospectus Directive or any measure implementing the Prospectus Directive in a Relevant Member State and each person who initially acquires any shares of our Class A common stock or to whom any offer is made will be deemed to have represented, acknowledged and agreed with Robert W. Bair & Co. Incorporated and William Blair & Company, L.L.C. and us that it is a qualified investor within the meaning of the law of the Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive or any measure implementing the Prospectus Directive in any Relevant Member State.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our Class A common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our Class A common stock to be offered so as to enable an investor to decide to purchase any shares of our Class A common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State. The expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

In the case of any shares of our Class A common stock being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, such financial intermediary will also be deemed to have represented, acknowledged and agreed that the shares of our Class A common stock acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to persons in circumstances which may give rise to an offer of any shares of our Class A common stock to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of Robert W. Baird & Co. Incorporated has been obtained to each such proposed offer or resale. We, Robert W. Baird & Co. Incorporated and William Blair & Company, L.L.C. and their affiliates, and others will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements. Notwithstanding the above, a person who is not a qualified investor and who has notified Robert W. Baird & Co. Incorporated and William Blair & Company, L.L.C. of such fact in writing may, with the prior consent of Robert W. Baird & Co. Incorporated and William Blair & Company, L.L.C., be permitted to acquire shares of our Class A common stock in the offer.

Notice to Investors in the United Kingdom

Each underwriter:

●	has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of Financial Services and Markets Act 2000, as amended (the “FSMA”)) in connection with the sale or issue of common stock in circumstances in which section 21 of FSMA does not apply to such underwriter; and

●	has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares of common stock in, from, or otherwise involving the United Kingdom.

This prospectus is directed solely at persons (i) who are outside the United Kingdom or (ii) in the United Kingdom, who: (A) have professional experience in matters relating to investments and who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act (Financial Promotion) Order 2005 (the “Order”) (B) are high net worth entities and other persons falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). Accordingly, by accepting delivery of this prospectus, the recipient warrants and acknowledges that it is such a relevant person. This prospectus must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this prospectus relates is available only to relevant persons and will be engaged in with relevant persons only.

Notice to Investors in Switzerland

This document is not intended to constitute an offer or solicitation to purchase or invest in the shares described herein. The shares may not be publicly offered, sold or advertised, directly or indirectly, in, into or from Switzerland and will not be listed on the SIX Swiss Exchange or on any other exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares constitutes a prospectus as such term is understood pursuant to article 652a or article 1156 of the Swiss Code of Obligations or a listing prospectus within the meaning of the listing rules of the SIX Swiss Exchange or any other regulated trading facility in Switzerland, and neither this document nor any other offering or marketing material relating to the shares may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, nor the Company nor the shares have been or will be filed with or approved by any Swiss regulatory authority. The shares are not subject to the supervision by any Swiss regulatory authority, e.g., the Swiss Financial Markets Supervisory Authority FINMA (FINMA), and investors in the shares will not benefit from protection or supervision by such authority.

LEGAL MATTERS

The validity of the Class A common stock offered hereby will be passed upon for us by Winston & Strawn LLP, Chicago, Illinois. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP, Chicago, Illinois.

EXPERTS

The consolidated financial statements of PetIQ, LLC and subsidiaries as of December 31, 2015 and December 31, 2014 and for the years ended December 31, 2015 and December 31, 2014 and the balance sheet of PetIQ, Inc. as of February 29, 2016, have been included herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of Class A common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith. For further information about us and the Class A common stock offered hereby, reference is made to the registration statement and the exhibits filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and in each instance we refer you to the copy of such contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street, NE, Washington, DC 20549, and copies of all or any part of the registration statement may be obtained from that office upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.

Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act and, in accordance therewith, we will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection and copying at the public reference room and website of the SEC referred to above.

Report of Independent Registered Public Accounting Firm

The Board of Directors

PetIQ, Inc.:

We have audited the accompanying balance sheet of PetIQ, Inc. (the “Corporation”) as of February 29, 2016. The balance sheet is the responsibility of the Corporation’s management. Our responsibility is to express an opinion on the balance sheet based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of PetIQ, Inc. at February 29, 2016, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Boise, Idaho

March 8, 2016

PetIQ, Inc.

Balance Sheet

February 29, 2016
Assets	$—

Commitments and Contingencies
Stockholder’s Equity	—
Common Stock, par value $0.001 per share, 1000 shares authorized, none issued and outstanding	—
$—

See accompanying notes to the balance sheet.

Notes to Balance Sheet

1. Organization

PetIQ, Inc. (the “Corporation”) was formed as a Delaware corporation on February 29, 2016. The Corporation was formed for the purpose of completing a public offering and related transactions in order to carry on the business of PetIQ, LLC, an Idaho limited liability company. The Corporation will be the sole managing member of PetIQ Holdings, LLC, a Delaware limited liability company which is the sole member of PetIQ, LLC and, through PetIQ Holdings, LLC, will operate and control all of the businesses and affairs of PetIQ, LLC and continue to conduct the business now conducted by PetIQ, LLC and its subsidiaries. The Corporation’s fiscal year end is December 31.

2. Summary of Significant Accounting Policies

Basis of Accounting — The Balance Sheet is presented in accordance with accounting principles generally accepted in the United States of America. Separate statements of operations, comprehensive income, changes in stockholder’s equity, and cash flows have not been presented in the financial statements because there have been no activities in this entity.

3. Stockholder’s Equity

The Corporation is authorized to issue 1,000 shares of Common Stock, par value $0.001 per share, none of which have been issued or are outstanding.

PetIQ, LLC

Consolidated Condensed Balance Sheets

(Unaudited, dollars in thousands)

	March 31, 2016	December 31, 2015
Current assets
Cash and cash equivalents	$1,704	$3,250
Accounts receivable, net of allowance for doubtful accounts	18,762	14,512
Inventories	39,132	33,685
Supplier prepayments	3,507	7,501
Other current assets	2,323	1,370

Total current assets	65,428	60,318

Property, plant and equipment, net	13,205	12,960
Restricted cash and deposits	250	7,144
Other non-current assets	753	757
Intangible assets, net of accumulated amortization	5,208	5,576
Goodwill	5,416	5,580

Total assets	$90,260	$92,335

Liabilities and member’s equity
Current liabilities
Accounts payable	$11,703	$9,210
Accrued wages payable	616	1,203
Accrued interest payable	300	270
Other accrued expenses	327	329
Current portion of long-term debt and capital leases	3,034	153

Total current liabilities	15,980	11,165

Non-current liabilities
Long-term debt	25,728	32,052
Obligations under capital leases, less current installments	409	395
Deferred acquisition liability	2,154	2,053
Other non-current liabilities	361	395

Total non-current liabilities	28,652	34,895

Commitments and contingencies
Equity
Member’s equity	46,034	46,339
Accumulated other comprehensive loss	(385)	(42)

Total member’s equity	45,649	46,297
Non-controlling interest	(21)	(22)

Total equity	45,628	46,275

Total liabilities and equity	90,260	$92,335

See accompanying notes to the condensed consolidated financial statements

PetIQ, LLC

Consolidated Condensed Statements of Operations and Comprehensive Loss

Three months ended March 31,

(Unaudited, dollars in thousands)

	2016		2015
Net sales		$52,298	$55,570
Cost of sales		42,526	43,209

Gross profit		9,772	12,361

Operating expenses
General and administrative expenses		8,063	6,701

Operating income		1,709	5,660

Interest expense		(901)	(762)
Foreign currency (loss) gain, net		(121)	261
Loss on debt extinguishment		(993)	(1,449)
Other income, net		2	—

Total other expense, net		(2,013)	(1,950)

Net (loss) income		(304)	3,710

Net income attributable to noncontrolling interest		1	(0)

Net (loss) income attributable to member		$(305)	$3,710

Comprehensive loss
Net (loss) income		$(304)	$3,710
Foreign currency translation adjustment		(343)	(540)

Comprehensive (loss) income		(647)	3,169
Comprehensive income attributable to noncontrolling interest		1	(0)

Comprehensive (loss) income attributable to member		$(648)	$3,169

Unaudited pro forma financial information (Note 12)
Historical loss before taxes
Pro forma provision for income taxes	$

Pro forma net income (loss)
Pro forma net loss attributable to noncontrolling interest

Pro forma net loss attributable to member	$

Pro forma net loss per share
Basic	$
Diluted	$
Pro forma weighted average shares of Class A common stock outstanding
Basic
Diluted

See accompanying notes to the condensed consolidated financial statements

PetIQ, LLC

Consolidated Statements of Cash Flows

Three months ended March 31,

(Unaudited, dollars in thousands)

	2016	2015
Cash flows from operating activities
Net (loss) income	$(304)	$3,710
Adjustments to reconcile net (loss) income to net cash used for operating activities
Depreciation and amortization of intangible assets and loan fees	1,276	825
Loss on disposition of property	49	—
Foreign exchange loss (gain) on liabilities	102	(330)
Changes in assets and liabilities
Accounts receivable	(4,279)	(13,610)
Inventories	(5,447)	(7,326)
Prepaid expenses and other assets	3,085	(1,847)
Accounts payable	2,536	8,419
Accrued wages payable	(596)	141
Other accrued expenses	(16)	339

Net cash used in operating activities	(3,594)	(9,679)

Cash flows from investing activities
Purchase of property, plant, and equipment and intangibles	(753)	(372)

Net cash used in investing activities	(753)	(372)

Cash flows from financing activities
Proceeds from issuance of long term debt	63,952	80,296
Principal payments on long term debt	(67,737)	(61,782)
Change in restricted cash	6,894	—
Principal payments on capital lease obligations	(20)	(61)
Payment of deferred financing fees and debt discount	(218)	(1,316)

Net cash provided by financing activities	2,871	17,137

Net change in cash and cash equivalents	(1,476)	7,086
Effect of exchange rate changes on cash and cash equivalents	(70)	40
Cash and cash equivalents, beginning of period	3,250	1,370

Cash and cash equivalents, end of period	$1,704	$8,496

See accompanying notes to the condensed consolidated financial statements

PetIQ, LLC

Consolidated Statements of Cash Flows

Three months ended March 31,

(Unaudited, dollars in thousands)

	2016	2015
Supplemental cash flow
Interest paid	$767	$337

Property, plant, and equipment acquired through accounts payable	(6)	90

Capital lease additions	27	—

See accompanying notes to the condensed consolidated financial statements

PETIQ, LLC AND SUBSIDIARIES

Notes to condensed consolidated financial statements

(dollars in thousands)

Note 1 — Principal Business Activity and Significant Accounting Policies

Principal Business Activity and Principals of Consolidation

PetIQ, LLC (formerly True Science Holdings, LLC) and Subsidiaries (the Company) is a manufacturer and wholesale distributor of over-the-counter and prescription pet medications and pet wellness products to various retail customers and distributors throughout the United States and Europe. The Company is headquartered in Eagle, Idaho and manufactures and distributes products from facilities in Florida, Texas, Utah, Indiana, and Europe.

The operating agreement of the Company limits each member’s liability to the maximum extent allowed.

The accompanying unaudited consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. The unaudited condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) for interim financial statements and pursuant to the rules and regulations of the Securities and Exchange Commission. Accordingly, these interim financial statements do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. All intercompany transactions and balances have been eliminated in consolidation.

The condensed consolidated financial statements as of March 31, 2016 and December 31, 2015 and for the three months ended March 31, 2016 and 2015 are unaudited. The condensed consolidated balance sheet as of December 31, 2015 has been derived from the audited financial statements at that date but does not include all of the disclosures required by U.S. GAAP. These interim condensed consolidated financial statements should be read in conjunction with the consolidated financial statements as of and for the year ended December 31, 2015 and related notes thereto included elsewhere in this prospectus. Operating results for the interim periods are not necessarily indicative of the results that may be expected for the full year.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of sales and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the useful lives of property, plant, and equipment; allowance for doubtful accounts; the valuation of property, plant, and equipment, intangible assets and goodwill, inventories and notes receivable; and reserves for legal contingencies.

Foreign Currencies

The Company operates subsidiaries in foreign countries who use the local currency as the functional currency. The Company translates its foreign subsidiaries’ assets and liabilities denominated in foreign currencies into U.S. dollars at current rates of exchange as of the balance sheet date and income and expense items at the average exchange rate for the reporting period. Translation adjustments resulting from exchange rate fluctuations are recorded in the cumulative translation account, a component of accumulated other comprehensive income. The Company records gains and losses from changes in exchange rates on transactions denominated in currencies other than each reporting location’s functional currency in net income (loss) for each period.

Cash and Cash Equivalents

Cash equivalents consist of highly liquid investments with an original maturity of three months or less, excluding amounts restricted for various state licensing regulations. Restricted deposits are not considered cash and cash equivalents. The Company maintains its cash accounts in various deposit accounts, the balances of which at times exceeded federal deposit insurance limits during the periods presented.

Receivables and Credit Policy

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Accounts receivable are stated at the amount billed to the customer, net of discounts and estimated deductions. The Company does not have a policy for charging interest on overdue customer account balances. The Company provides an allowance for doubtful accounts equal to estimated uncollectible amounts. The Company’s estimate is based on historical collection experience and a review of the current status of trade accounts receivable. Payments of trade receivables are allocated to the specific invoices identified on the customer’s remittance advice.

The Company also has notes receivable due from various suppliers included in accounts receivable. The notes bear interest at 0% to 4% and are repaid based on either amortization schedules or from certain sales to third parties. Non-current portions of these notes receivable are included in other non-current assets on the consolidated balance sheet.

Accounts receivable consists of the following as of:

	March 31, 2016	December 31, 2015
Trade receivables	$18,593	$14,547
Notes receivable	881	988

	19,474	15,535
Less: Allowance for doubtful accounts	(335)	(620)
Non-current portion of receivables	(377)	(403)

Total accounts receivable, net	$18,762	$14,512

Inventories

Inventories are stated at the lower of cost or market. Cost is typically determined using the first-in first-out (“FIFO”) method, however at times the Company utilizes specific identification for certain pharmaceutical products. The Company maintains reserves for estimated obsolete or unmarketable inventory based on the difference between the cost of inventory and its estimated net realizable value. In estimating the reserves, management considers factors such as excess or slow-moving inventories, product expiration dating, and market conditions. Changes in these conditions may result in additional reserves. Major components of inventories were as follows as of March 31, 2016 and December 31, 2015:

	March 31, 2016	December 31, 2015
Raw materials and work in progress	$4,532	$4,292
Finished goods	34,600	29,393

Total inventories	$39,132	$33,685

Property, Plant, and Equipment

Property, plant, and equipment are recorded at cost. Expenditures for improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Depreciation and amortization is provided using the straight-line method, based on useful lives of the assets, except for leasehold improvements and capital leased assets which are depreciated over the shorter of the expected useful life or the lease term. Depreciation and amortization expense is recorded in general and administrative expenses in the consolidated statements of operations. The estimated useful lives of property, plant, and equipment are as follows:

Computer equipment and software	3 years
Buildings	33 years
Equipment	3-15 years
Leasehold improvements	3-9 years
Furniture and fixtures	8-10 years

Depreciation expense for the three months ended March 31, 2016 and 2015 was $476 and $454, respectively.

Restricted Cash and Deposits

Restricted cash consists of amounts of cash required to be held by the Company’s lender in the event that normal collateral is not sufficient to allow for full borrowings on the Company’s term loan. Refer to Note 4, Debt, for more information. Restricted cash as of March 31, 2016 and December 31, 2015 was $0 and $6,894, respectively.

Restricted deposits are amounts required to be held by the Company in segregated accounts for various state licensing regulations in relation to the sale of regulated prescription pet medications. Restricted deposits as of March 31, 2016 and December 31, 2015 were $250 and $250, respectively. Interest earned on restricted deposits is included in other income when earned.

Deferred Acquisition Liability

The Company has a deferred acquisition liability related to an acquisition that occurred in 2013. The liability is denominated in Euros and requires annual payments based on a percentage of gross profit from the sales of certain products, and any amounts not repaid by the annual payments will be due in June 2018. The current balance recorded as of March 31, 2016 and December 31, 2015 was $300, respectively, and is included in other accrued expenses. The non-current portion recorded as of March 31, 2016 and December 31, 2015 was $2,154 and $2,053, respectively, and is included in deferred acquisition liability.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, product has been delivered, the price is fixed or determinable and collectability is reasonably assured. The Company generally records revenues from product sales when the goods are shipped to the customer. For customers with Free on Board (“FOB”) destination terms, a provision is recorded to exclude shipments estimated to be in-transit to these customers at the end of the reporting period. A sales return allowance is recorded and accounts receivable are reduced as revenues are recognized for estimated losses on credit sales due to customer claims for discounts, returned goods and other items.

The Company offers a variety of trade promotions and incentives to our customers, such as cooperative advertising programs and in-store displays. Sales are recorded net of trade promotion spending, which is recognized at the later of the date on which the Company recognizes the related revenue or the date on which the Company offers the incentive. The Company’s net sales are periodically influenced by the timing, extent and amount of such trade promotions and incentives. Accruals for expected payouts under these programs are included in other accrued expenses.

Shipping and Handling Costs

Shipping and handling costs are recorded as cost of sales, and are not billed to customers.

Research and Development and Advertising Costs

Research and development and advertising costs are expensed as incurred and are included in general and administrative expenses. Research and development costs amounted to $81 and $78 and advertising costs were $364 and $378 for the three months ended March 31, 2016 and 2015, respectively.

Litigation

The Company is subject to various legal proceedings, claims, litigation, investigations and contingencies arising out of the ordinary course of business. If the likelihood of an adverse legal outcome is determined to be probable and the amount of loss is estimable, then a liability is accrued in accordance with accounting guidance for contingencies. The company consults with both internal and external legal counsel related to litigation.

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued Accounting Standards Update (ASU) 2016-02, Leases. This ASU is a comprehensive new leases standard that was issued to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The amendments in this ASU are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Company is currently evaluating the impact of this ASU and the transition alternatives on its financial position and results of operations.

In March 2016, the FASB issued an update to the guidance on revenue recognition. The update clarifies the implementation guidance on principal versus agent considerations, including how an entity should identify the unit of accounting for the principal versus agent evaluation and how it should apply the control principle to certain types of arrangements. In April 2016, the FASB issued another update to the guidance on revenue recognition. This update clarifies the implementation guidance on identifying performance obligations and licensing, while retaining the related principles for those areas. The amendments in these updates are effective for annual reporting periods beginning after December 15, 2017, and interim periods within those annual periods. The Company is currently evaluating the impact the revenue recognition guidance, including these updates, will have on its consolidated financial statements.

Note 2 — Debt

On March 16, 2015, the Company entered into a $40,000 credit facility, comprised of $33,000 in aggregate principal amount of term loans and $7,000 revolving credit facility. The revolving credit was subject to a borrowing base of collateral comprised of a percentage of eligible accounts receivable, inventories, and machinery and equipment. In the event that the borrowing base does not represent sufficient collateral for the term loan, the Company was required to fund restricted cash in an amount to fully collateralize outstanding borrowings. The maturity date on the credit facility was March 16, 2018.

The Company refinanced its credit facility in March 2016 with a $48,000 amended and restated credit agreement (the “A&R Credit Agreement”), comprised of:

(i)	$3.0 million in aggregate principal amount of term loans maturing on August 31, 2016 (the “Term B Loans”);

(ii)	$20.0 million in aggregate principal amount of term loans maturing on March 16, 2018 (the “Term A Loans”); and

(iii)	a $25.0 million revolving credit facility maturing on March 16, 2018.

As of March 31, 2016, the Company had $20.0 million outstanding Term A Loans, $3.0 million outstanding Term B Loans and $6.2 million outstanding under the revolving credit facility and the interest rate on the Term A Loans was the LIBOR rate plus 9.75%, the interest rate on the Term B Loans was the LIBOR rate plus 3.25% and the interest rate on the revolving credit facility was the LIBOR rate plus 3.00%.

The A&R Credit Agreement contains certain covenants and restrictions including a fixed charge coverage ratio and a minimum EBITDA target and is secured by collateral consisting of a percentage of eligible accounts receivable, inventories, and machinery and equipment. As of March 31, 2016, the Company was in compliance with these covenants.

The following represents the Company’s long term debt as of:

	March 31, 2016	December 31, 2015
Term A Loans	$20,000	$32,935
Revolving credit facility	6,150	—
Term B Loans	3,000	—
Net discount on debt and deferred financing fees	(452)	(785)

	28,698	32,150
Less current maturities of long-term debt	(2,970)	(98)

Total long-term debt	$25,728	$32,052

Future maturities of long term debt, excluding the net discount on debt and deferred financing fees, as of March 31, 2016 are as follows:

2016	$3,000
2017	—
2018	26,150

The Company incurred debt issuance costs in connection with the credit agreement during the three months ended March 31, 2015 in the amount of $316, plus $1,000 in debt discount. The 2015 debt transaction resulted in a loss on debt extinguishment of $1,449, which included write off of unamortized debt issuance costs and debt discount, early termination fees, and legal costs.

The Company incurred debt issuance costs of $218 related to the A&R Credit Agreement during the three months ended March 31, 2016. The 2016 debt transaction resulted in a loss on debt extinguishment of $993, which included the write off of unamortized debt issuance costs and debt discount, early termination fees, and legal costs.

Note 3 — Leases

The Company leases certain real estate, both office and production facilities, as well as equipment from third parties. Lease expiration dates are between 2016 and 2025. A portion of capital leases are denominated in foreign currencies. Many of these leases include renewal options and in some cases options to purchase.

Approximate annual future commitments under non-cancelable leases as of March 31, 2016 consist of the following:

	Lease Obligation
	Operating Leases	Capital Leases
Remainder of 2016	$1,249	$49
2017	1,736	64
2018	1,704	64
2019	596	64
2020	44	57
Thereafter	98	175

Total minimum future obligations	$5,427	$473

Less current capital lease obligations		(64)

Long-term capital lease obligations		$409

The net book value of equipment under capital lease was $682 and $691 as of March 31, 2016 and December 31, 2015, respectively. Total operating lease expense for the three months ended March 31, 2016 and 2015 totaled $400 and $387, respectively.

Note 4 — Income Taxes

The Company is a limited liability company, and the majority of our businesses and assets are held and operated by limited liability companies, which are not subject to entity-level federal or state income taxation. The income taxes with respect to these operations are payable by our member. The Company makes cash distributions to permit the member to pay these taxes as needed by the member’s tax situation. In the quarters ended March 31, 2016 and 2015, the Company did not make any cash distributions.

The Company’s income tax provision generally consists of income taxes payable by our separate subsidiaries that are taxed as corporations. As of March 31, 2016 and December 31, 2015, the taxable foreign subsidiaries had $607 and $672, respectively of deferred tax assets. The deferred tax assets resulted primarily from net operating losses and were fully offset by a valuation allowance.

Note 5 — Customer Concentration

The Company has significant exposure to customer concentration. During the three months ended March 31, 2016 and 2015, three customers accounted for more than 10% of sales individually. In total the three customers accounted for 71% of sales in each period. At March 31, 2016 and December 31, 2015 these three customers accounted for 56% and 54%, respectively, of outstanding trade receivables, net and 57% and 55%, respectively, of accounts receivable, net. The three customers are customers of the domestic segment.

Note 6 — Commitments and Contingencies

Litigation Contingencies

In July 2013, Mars, Inc. (“Mars”) filed suit against the Company, a subsidiary TruRX LLC (“TruRX”) and a third party in the United States District Court for the Eastern District of Texas, alleging that the Company’s Minties and Minties Fresh products infringed on certain of its patents (Texas). In March 2014, Mars filed suit against the Company, TruRX, and a third party in the United States District Court for the Middle District of Tennessee, alleging that the Company’s Hip&Joint supplement product infringed on certain of its patents (Tennessee). In September 2014, Mars filed suit against the Company and several subsidiaries in the United States District Court for the Eastern District of Virginia, alleging that certain pet treats, including Delightibles branded treats, infringe on certain of its patents (Virginia). In each case, Mars seeks royalty damages in an amount not yet determined.

Mars may also seek an injunction against future sales by the Company. In each case, the Company believes that it has not infringed the patents-in-suit, and that the patents-in-suit are invalid. Additionally, the Company believes that it has equitable defenses in the Virginia case, due to Mars’ extended periods of inaction in enforcing the patents-in-suit. On May 6, 2016, the Company received a verdict in the Texas case. The jury found both that PetIQ did not infringe the patents-in-suit, and that the asserted claims are invalid. Therefore no accrual is required to the Company’s financial statements. Trial in the Virginia case is set for 2016 and trial in the Tennessee case is set for 2017. The Company believes that it has meritorious defenses in each case, but can provide no assurance of a favorable outcome. The Company intends to vigorously defend this litigation; however, the Company cannot reasonably predict the outcome. As such the Company has not recorded a liability for this litigation.

The Company’s legal contingencies discussed above are reasonably possible to occur, however the amount of potential losses cannot currently be estimated. The Company records a liability when a particular contingency is probable and estimable. However, the Company has not accrued for any contingency at March 31, 2016 and December 31, 2015, as the Company does not consider any contingency to be probable or estimable. The Company expenses legal costs as incurred within general and administrative expenses on the consolidated condensed statements of operations.

Note 7 — Segments

The Company has two operating segments, and thus two reportable segments, which are the procurement, packaging, and distribution of pet health and wellness products in the Domestic markets (U.S. and Canada) and in the International markets (primarily Europe). The determination of the operating segments is based on the level at which the chief operating decision maker reviews discrete financial information to assess performance and make resource allocation decisions, which is done based on these two geographic areas.

Financial information relating to the Company’s operating segments for the three months ended:

March 31, 2016	Domestic	International	Consolidated
Net sales	$51,184	$1,114	$52,298
Gross profit	9,266	506	9,772
General and administrative expenses	7,629	434	8,063

Operating income	1,637	72	1,709

March 31, 2015	Domestic	International	Consolidated
Net sales	$54,647	$923	$55,570
Gross profit	11,928	433	12,361
General and administrative expenses	6,256	445	6,701

Operating income (expense)	5,672	(12)	5,660

Note 8 — Pro forma financial information

The Company has not presented historical basic and diluted net loss per share because the historical capital structure makes the presentation of net loss per share not meaningful, as the Company does not have any shares of common stock outstanding as of March 31, 2016.

Unaudited pro forma financial information has been presented to disclose the pro forma income tax expense and Net loss attributable to PetIQ, Inc., the registrant in the accompanying Registration Statement on Form S-1 (Form S-1) to register shares of Class A common stock of PetIQ, Inc. The unaudited pro forma financial information reflects an adjustment to the provision for income taxes to reflect an effective tax rate of     %, which was calculated using the U.S. federal income tax rate and the highest statutory rates applied to income apportioned to each state and local jurisdiction. This tax rate has been applied to the     % portion of income before taxes that represents the economic interest in PetIQ Holdings, LLC that will be held by PetIQ, Inc. upon completion of the Merger and Reclassification disclosed in the Form S-1, but before application of the proceeds of the offering. In addition, pro forma provision for income taxes includes the historical provision for income taxes of $         related to PetIQ, LLC. The sum of these amounts represents total pro forma provision for income taxes of $        .

The unaudited pro forma financial information also reflects the effects of the Contributions and Reclassification on the allocation of pro forma net loss between noncontrolling interests and PetIQ, Inc.

Because PetIQ, Inc. will manage and operate the business and control the strategic decisions and day-to-day operations of the Company and will also have a substantial financial interest in the Company. PetIQ, Inc. will consolidate the financial results of PetIQ, LLC, pursuant to the variable-interest entity (“VIE”) accounting model, and a portion of our net income (loss) will be allocated to the non-controlling interest to reflect the entitlement of Continuing LLC Owners to a portion of the Company’s net income (loss).

After the Merger and Reclassification, but prior to the completion of the offering, the noncontrolling interests of PetIQ, Inc. held by the continuing owners of PetIQ Holdings, LLC will have a     % economic ownership of PetIQ Holdings, LLC, and as such,     % of pro forma net loss will be attributable to the noncontrolling interests.

The pro forma unaudited net loss per share has been prepared using pro forma net loss, as set forth above, which reflects the pro forma effects on provision for income taxes and the allocation of pro forma net loss between noncontrolling interests and PetIQ, Inc., resulting from the Contributions and Reclassification, but before application of the proceeds of the offering. In addition, pro forma weighted average shares outstanding includes Class A common stock of PetIQ, Inc. that will be outstanding after the Contributions and Reclassification, but before the offering.

The supplemental pro forma information has been computed, assuming an initial public offering price of $         per share, the midpoint in the estimated price range set forth on the cover of the prospectus included in the Company’s Form S-1 Registration Statement. The computations assume there will be no exercise by the underwriters of their option to purchase additional shares of Class A common stock.

Note 9 — Subsequent Events

Subsequent to March 31, 2016, the Company received a verdict in the Texas litigation matter. See Note 6 for more information.

Report of Independent Registered Public Accounting Firm

The Board of Managers

PetIQ, LLC:

We have audited the accompanying consolidated balance sheets of PetIQ, LLC (formerly known as True Science Holdings, LLC) and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of operations and comprehensive loss, member’s equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of PetIQ, LLC and subsidiaries as of December 31, 2015 and 2014, and the results of their operations and their cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Boise, Idaho

February 25, 2016

PetIQ, LLC

Consolidated Balance Sheets

December 31,

(dollars in thousands)

	2015	2014
Current assets
Cash and cash equivalents	$3,250	$1,370
Accounts receivable, net of allowance for doubtful accounts	14,512	12,971
Inventories	33,685	23,338
Supplier prepayments	7,501	5,302
Other current assets	1,370	591

Total current assets	60,318	43,572

Property, plant and equipment, net	12,960	13,520
Restricted cash and deposits	7,144	200
Other non-current assets	757	1,429
Intangible assets, net of accumulated amortization	5,576	6,003
Goodwill	5,580	5,862

Total assets	$92,335	$70,586

Liabilities and member’s equity
Current liabilities
Accounts payable	$9,210	$3,135
Accrued wages payable	1,203	336
Accrued interest payable	270	92
Other accrued expenses	329	243
Current portion of long-term debt and capital leases	153	452

Total current liabilities	11,165	4,258

Non-current liabilities
Long-term debt	32,052	14,420
Obligations under capital leases, less current installments	395	504
Deferred acquisition liability	2,053	2,824
Other non-current liabilities	395	441

Total non-current liabilities	34,895	18,189

Commitments and contingencies
Equity
Member’s equity	46,339	47,681
Accumulated other comprehensive (loss) income	(42)	473

Total member’s equity	46,297	48,154
Non-controlling interest	(22)	(15)

Total equity	46,275	48,139

Total liabilities and equity	$92,335	$70,586

See accompanying notes to the consolidated financial statements

PetIQ, LLC

Consolidated Statements of Operations and Comprehensive Loss

Years ended December 31,

(dollars in thousands)

	2015		2014
Net sales		$205,687	$161,491
Cost of sales		166,529	138,754

Gross profit		39,158	22,737

Operating expenses
General and administrative expenses		35,588	32,858

Operating income (loss)		3,570	(10,121)

Interest expense		(3,545)	(980)
Foreign currency gain, net		75	122
Loss on debt extinguishment		(1,449)	—
Other income (expense), net		—	(12)

Total other (expense), net		(4,919)	(870)

Net loss		(1,349)	(10,991)

Net loss attributable to noncontrolling interest		(7)	(6)

Net loss attributable to member		$(1,342)	$(10,985)

Comprehensive loss
Net loss		$(1,349)	$(10,991)
Foreign currency translation adjustment		(515)	(646)

Comprehensive loss		(1,864)	(11,637)
Comprehensive loss attributable to noncontrolling interest		(7)	(6)

Comprehensive loss attributable to member		$(1,857)	$(11,631)

Unaudited pro forma financial information (note 12)
Historical loss before taxes	$
Pro forma provision for income taxes

Pro forma net loss
Pro forma net loss attributable to noncontrolling interest

Pro forma net loss attributable to member	$

Pro forma net loss per share
Basic	$
Diluted	$
Pro forma weighted average shares of Class A common stock outstanding
Basic
Diluted

See accompanying notes to the consolidated financial statements

PetIQ, LLC

Consolidated Statement of Member’s Equity

Years ended December 31, 2015 and 2014

(dollars in thousands)

	Member’s Equity	Accumulated Other Comprehensive (Loss) Income	Non-Controlling Interest	Total
Balance, January 1, 2014	$38,307	$1,119	$(9)	$39,417
Contributions	20,359	—	—	20,359
Net loss	(10,985)	—	(6)	(10,991)
Foreign currency translation adjustments	—	(646)	—	(646)

Balance, December 31, 2014	47,681	473	(15)	48,139

Net loss	(1,342)	—	(7)	(1,349)
Foreign currency translation adjustments	—	(515)	—	(515)

Balance, December 31, 2015	$46,339	$(42)	$(22)	$46,275

See accompanying notes to the consolidated financial statements

PetIQ, LLC

Consolidated Statement of Cash Flows

Years ended December 31,

(dollars in thousands)

	2015	2014
Cash flows from operating activities
Net loss	$(1,349)	$(10,991)
Adjustments to reconcile net loss to net cash used for operating activities
Depreciation and amortization of intangible assets and loan fees	3,140	2,485
Loss on disposition of property	28	63
Bad debt expense	84	117
Foreign exchange (gain) on liabilities	(300)	(189)
Impairment of related party receivable	1,449	1,696
Inventory obsolescence charge	441	1,380
Changes in assets and liabilities
Accounts receivable	(1,991)	(1,870)
Inventories	(10,840)	2,970
Prepaid expenses and other assets	(3,789)	(2,927)
Accounts payable	6,114	(866)
Accrued wages payable	827	59
Other accrued expenses	(229)	173

Net cash used in operating activities	(6,415)	(7,900)

Cash flows from investing activities
Proceeds from disposition of property, plant, and equipment	12	—
Purchase of property, plant, and equipment and intangibles	(1,550)	(7,664)

Net cash used in investing activities	(1,538)	(7,664)

Cash flows from financing activities
Proceeds from issuance of long term debt	236,981	169,906
Principal payments on long term debt	(218,532)	(175,790)
Increase in restricted cash and deposits	(6,944)	—
Principal payments on capital lease obligations	(382)	(273)
Payment of deferred financing fees and debt discount	(1,316)	—
Member contributions	—	20,359

Net cash provided by financing activities	9,807	14,202

Net change in cash and cash equivalents	1,854	(1,362)
Effect of exchange rate changes on cash and cash equivalents	26	25
Cash and cash equivalents, beginning of year	1,370	2,707

Cash and cash equivalents, end of year	$3,250	$1,370

See accompanying notes to the consolidated financial statements

PetIQ, LLC

Consolidated Statement of Cash Flows

Years ended December 31,

(dollars in thousands)

	2015	2014
Supplemental cash flow
Interest paid	$2,997	$688

Property, plant, and equipment acquired through accounts payable	24	(233)

Capital lease additions	—	477

Non cash acquisition of intangibles	350	—

See accompanying notes to the consolidated financial statements

PETIQ, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(dollars in thousands)

Note 1 — Principal Business Activity and Significant Accounting Policies

Principal Business Activity and Principals of Consolidation

PetIQ, LLC (formerly True Science Holdings, LLC) and Subsidiaries (the Company) is a manufacturer and wholesale distributor of over-the-counter and prescription pet medications and pet related products to various retail chains throughout the United States and Europe. The Company is headquartered in Eagle, Idaho and manufactures and distributes products from facilities in Florida, Texas, Utah, Indiana, and Europe.

The operating agreement of the Company limits each member’s liability to the maximum extent allowed.

The consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of sales and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the useful lives of property, plant, and equipment; allowance for doubtful accounts; the valuation of property, plant, and equipment, intangible assets and goodwill, inventories and notes receivable; and reserves for legal contingencies.

Foreign Currencies

The Company operates subsidiaries in foreign countries who use the local currency as the functional currency. The Company translates its foreign subsidiaries’ assets and liabilities denominated in foreign currencies into U.S. dollars at current rates of exchange as of the balance sheet date and income and expense items at the average exchange rate for the reporting period. Translation adjustments resulting from exchange rate fluctuations are recorded in the cumulative translation account, a component of accumulated other comprehensive income. The Company records gains and losses from changes in exchange rates on transactions denominated in currencies other than each reporting location’s functional currency in net income (loss) for each period.

Cash and Cash Equivalents

Cash equivalents consist of highly liquid investments with an original maturity of three months or less, excluding amounts restricted for various state licensing regulations. Restricted deposits are not considered cash and cash equivalents. The Company maintains its cash accounts in various deposit accounts, the balances of which at times exceeded federal deposit insurance limits during the year presented.

Receivables and Credit Policy

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Accounts receivables are stated at the amount billed to the customer, net of discounts and estimated deductions. The Company does not have a policy for charging interest on overdue customer account balances. The Company provides an allowance for doubtful accounts equal to estimated uncollectible amounts. The Company’s estimate is based on historical collection experience and a review of the current status of trade accounts receivable. Payments of trade receivables are allocated to the specific invoices identified on the customer’s remittance advice.

The Company also has notes receivable due from various suppliers included in accounts receivable. The notes bear interest at 0% to 4% and are repaid based on either amortization schedules or from certain sales to third parties. Non-current portions of these notes receivable are included in other non-current assets on the consolidated balance sheet.

Accounts receivable consists of the following at December 31:

	2015	2014
Trade receivables	$14,547	$12,677
Notes receivable	988	1,674

	15,535	14,351
Less: Allowance for doubtful accounts	(620)	(354)
Non-current portion of receivables	(403)	(1,026)

Total accounts receivable, net	$14,512	$12,971

Inventories

Inventories are stated at the lower of cost or market. Cost is typically determined using the first-in first-out (“FIFO”) method, however at times the Company utilizes specific identification for certain pharmaceutical products. The Company maintains reserves for estimated obsolete or unmarketable inventory based on the difference between the cost of inventory and its estimated net realizable value. In estimating the reserves, management considers factors such as excess or slow-moving inventories, product expiration dating, and market conditions. Changes in these conditions may result in additional reserves. Major components of inventories were as follows at December 31:

	2015	2014
Raw materials and work in progress	$4,292	$3,738
Finished goods	29,393	19,600

Total inventories	$33,685	$23,338

Property, Plant, and Equipment

Property, plant, and equipment are recorded at cost. Expenditures for improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Depreciation and amortization is provided using the straight-line method, based on useful lives of the assets, except for leasehold improvements and capital leased assets which are depreciated over the shorter of the expected useful life or the lease term. Depreciation and amortization expense is recorded in general and administrative expenses in the consolidated statements of operations. The estimated useful lives of property, plant, and equipment are as follows:

Computer equipment and software	3 years
Buildings	33 years
Equipment	3-15 years
Leasehold improvements	3-9 years
Furniture and fixtures	8-10 years

The Company reviews the carrying value of property, plant, and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset or asset group may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment during the years ended December 31, 2015 and 2014.

Restricted Cash and Deposits

Restricted cash consists of amounts of cash required to be held by the Company’s lender in the event that normal collateral is not sufficient to allow for full borrowings on the Company’s term loan. Refer to Note 4, Debt, for more information. Restricted cash as of December 31, 2015 and 2014 was $6,894 and $0, respectively.

Restricted deposits are amounts required to be held by the Company in segregated accounts for various state licensing regulations in relation to the sale of regulated prescription pet medications. Restricted deposits as of December 31, 2015 and 2014 were $250 and $200, respectively. Interest earned on restricted deposits is included in other income when earned.

Intangible Assets

Indefinite lived intangible assets consist primarily of trademarks. Trademarks represent costs paid to legally register phrases and graphic designs that identify and distinguish products sold by the Company. Trademarks are not amortized, rather potential impairment is considered on an annual basis, or more frequently upon the occurrence of an event or when circumstances indicate that the book value of trademarks are greater than their fair value. No impairment charge was recorded for the years ended December 31, 2015 and 2014.

Definite-lived intangible assets consist of a distribution agreement, production certifications, patents and processes, customer relationships, and brand names. The assets are amortized on either a straight-line basis over the expected useful life or proportionately to the benefits derived from those relationships. Useful lives vary by asset type and are determined based on the period over which the intangible asset is expected to contribute directly or indirectly to the company’s future cash flows. Useful lives range from 2 to 15 years.

Goodwill

Goodwill is the excess of the consideration paid over the fair value of specifically identifiable assets, liabilities and contingent liabilities in a business combination and relates to the future economic benefits arising from assets, which are not capable of being individually identified and separately recognized.

Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is not amortized but is reviewed for impairment annually in the Company’s fourth quarter or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

The Company utilizes the two-step impairment test. Step one in the test compares book value of net assets to the fair value of the reporting unit, if fair value is less than book value, the Company would then perform the second step. The company utilized an income approach (discounted cash flow analysis) and a market approach to estimate the fair value of the Company. The Company determined that the fair value of the reporting units exceeded book value, thus a second step to compute the amount of impairment was not performed. No impairment charge was recorded during the years ended December 31, 2015 and 2014.

Goodwill impairment analysis and measurement is a process that requires significant judgment. If there are significant changes in market conditions or a future downturn in our business, or a future annual goodwill impairment test indicates an impairment of our goodwill, the Company may have to recognize impairment of its goodwill.

Income Taxes

As a limited liability company, the Company’s taxable income or loss is allocated to the member. However, the Company consolidates taxable subsidiaries. For these subsidiaries, income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2015 and 2014, the unrecognized tax benefit accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred. The Company is not subject to Federal and State tax examinations by tax authorities for years before 2010, the year of inception.

Fair Value of Financial Instruments

The Company measures the fair value of its financial instruments in accordance with ASC 820, “Fair Value Measurements and Disclosures.” The guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. It is determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, ASC 820 establishes the following hierarchy that prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1 —	Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2 —	Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 —	Valuations based on unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The carrying amounts of the Company’s cash and cash equivalents, accounts receivable, accounts payable, accrued expenses approximate fair value due to the short-term nature of these instruments. The Company’s debt approximates fair value due to the variable interest rate.

Deferred Acquisition Liability

The Company has a deferred acquisition liability related to an acquisition that occurred in 2013. The liability is denominated in Euros and requires annual payments based on a percentage of gross profit from the sales of certain products, and any amounts not repaid by the annual payments will be due in June 2018. The current balance recorded as of December 31, 2015 and 2014 was $300 and $102, respectively, and is included in other accrued expenses. The non-current portion recorded as of December 31, 2015 and 2014 was $2,053 and $2,824, respectively, and is included in deferred acquisition liability.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, product has been delivered, the price is fixed or determinable and collectability is reasonably assured. A sales return allowance is recorded and accounts receivable are reduced as revenues are recognized for estimated losses on credit sales due to customer claims for discounts, returned goods and other items.

The Company offers a variety of trade promotions and incentives to our customers, such as cooperative advertising programs and in-store displays. Sales are recorded net of trade promotion spending, which is recognized at the later of the date on which the Company recognizes the related revenue or the date on which the Company offers the incentive. The Company’s net sales are periodically influenced by the timing, extent and amount of such trade promotions and incentives. Accruals for expected payouts under these programs are included in other accrued expenses.

Shipping and Handling Costs

Shipping and handling costs are recorded as cost of sales, and are not billed to customers.

Research and Development and Advertising Costs

Research and development and advertising costs are expensed as incurred and are included in general and administrative expenses. Research and development costs amounted to $380 and $1,141 and advertising costs were $6,077 and $5,494 for the years ended December 31, 2015 and 2014, respectively.

Litigation

The Company is subject to various legal proceedings, claims, litigation, investigations and contingencies arising out of the ordinary course of business. If the likelihood of an adverse legal outcome is determined to be probable and the amount of loss is estimable, then a liability is accrued in accordance with accounting guidance for contingencies. The company consults with both internal and external legal counsel related to litigation.

Recently Issued Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update (ASU) No. 2014-09 Revenue Recognition, replacing guidance currently codified in Subtopic 605-10 Revenue Recognition-Overall with various SEC Staff Accounting Bulletins providing interpretive guidance. The guidance establishes a new five step principle based framework in an effort to significantly enhance comparability of revenue recognition practices across entities, industries, jurisdictions, and capital markets. ASU No. 2014-09 is effective for annual and interim reporting periods beginning after December 15, 2017. The Company is in the process of evaluating this guidance, method of adoption and impact on Consolidated Financial Statements.

In April 2015, the FASB issued ASU 2015-03, Simplifying the Presentation of Debt Issuance Costs, followed by ASU 2015-15 Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements in August 2015. These updates change the presentation of debt issuance costs in financial statements. ASU 2015-03 requires an entity to present such costs in the balance sheet as a direct deduction from the related debt liability rather than as an asset. ASU 2015-15 allows a company to elect to carry debt issuance costs related to line of credit arrangements as an asset. Amortization of the costs will continue to be reported as interest expense. The Company elected to early adopt ASU 2015-03 and ASU 2015-15 as of December 31, 2015, and retrospectively reclassified $197 of debt issuance costs associated with the Company’s line of credit to other noncurrent assets from long term debt as of December 31, 2014.

Note 2 — Property, Plant, and Equipment

Property, plant, and equipment consists of the following at December 31:

	2015	2014
Leasehold improvements	$6,533	$6,506
Equipment	7,993	6,843
Computer equipment and software	839	1,062
Buildings	691	767
Furniture and fixtures	436	1,714
Construction in progress	125	436

	16,617	17,328
Less accumulated depreciation	(3,657)	(3,808)

Total property, plant, and equipment, net	$12,960	$13,520

Depreciation and amortization expense related to these assets totaled $1,842 and $1,456 for the years ended December 31, 2015 and 2014.

Note 3 — Intangible Assets and Goodwill

Intangible assets consist of the following at December 31:

	Useful lives	2015	2014
Amortizable intangibles
Distribution agreement	2 years	$3,021	$3,021
Certification	7 years	350	—
Customer relationships	12 years	1,312	1,379
Patents and processes	10 years	2,155	2,245
Brand names	15 years	1,016	1,067

Less accumulated amortization		$(2,691)	$(1,997)

Total net amortizable intangibles		5,163	5,715
Non-amortizable intangibles
Trademarks and other		413	288

Intangible assets, net of accumulated amortization		$5,576	$6,003

Certain intangible assets are denominated in currencies other than the U.S. Dollar; therefore, their gross and net carrying values are subject to foreign currency movements. Amortization expense for the year ended December 31, 2015 and 2014 was $735 and $842, respectively.

Estimated future amortization expense for each of the following years is as follows:

Years Ending December 31,
2016	$1,100
2017	1,100
2018	440
2019	440
2020	440
Thereafter	1,643

The following is a summary of the changes in the carrying value of goodwill for the years ended December 31, 2015 and 2014.

	Reporting Unit
	Domestic	International	Total
Goodwill as of January 1, 2014	$5,807	$400	$6,207
Foreign currency translation	(323)	(23)	(346)

Goodwill as of December 31, 2014	5,484	377	5,861
Foreign currency translation	(263)	(18)	(281)

Goodwill as of December 31, 2015	$5,221	$359	$5,580

Note 4 — Debt

On December 27, 2012, the Company entered into a three year revolving line of credit with a commercial bank. The agreement provided for available borrowings of $35,000. The Company amended the agreement on November 1, 2013 to increase the available borrowings to $70,000 and extend the term to November 1, 2016. During 2014 the Company executed the third and fourth amendments to the facility to adjust the covenant calculations, increase the interest rate, and reduce the available borrowings to $50,000. Borrowings under the line of credit bear interest at LIBOR plus 2.0% to 5.25%. (5.43% at December 31, 2014). Additionally the Company paid between 0.25% and 0.375% on the unutilized portion of the line of credit. All borrowings were collateralized by inventory and trade receivables of the Company.

Borrowings under the line of credit were subject to certain covenants on indebtedness. The Company was not in compliance with certain of these covenants at December 31, 2014. The Company executed a forbearance agreement wherein the lenders forbear from exercising their rights and remedies under the financing agreement with respect to the existing events of default. The Company continued to execute extensions of the forbearance agreement until the line of credit was refinanced in 2015, as described below.

On March 16, 2015, management secured a new credit agreement with an alternative financial institution. The $40,000 credit facility, comprised of a $33,000 term loan and $7,000 revolver, is subject to a borrowing base of collateral comprised of a percentage of eligible accounts receivable, inventories, and machinery and equipment. In the event that the borrowing base does not represent sufficient collateral for the term loan, the Company is required to fund restricted cash in an amount to fully collateralize outstanding borrowings. The maturity date on the credit facility is March 16, 2018. Monthly principal payments of $8 plus accrued interest, with the remaining balance due at maturity. The interest rate of the facility is 3-month LIBOR plus an initial margin of 9.00%. Borrowings under the agreement are subject to certain covenants and restrictions including a fixed charge coverage ratio and a minimum EBITDA target, both measured on a quarterly basis beginning in the first quarter of 2015. As of December 31, 2015, the Company was in compliance with these covenants.

As of December 31, 2014, the line of credit was classified as a noncurrent liability due to this subsequent refinancing, except for normal amortizing payments.

The following represents the Company’s long term debt as of December 31:

	2015	2014
Term loan	$32,935	$—
Revolver	—	—
Line of credit	—	14,486
Net discount on debt and deferred financing fees	(785)	—

	32,150	14,486
Less current maturities of long-term debt	(98)	(66)

Total long-term debt	$32,052	$14,420

Future maturities of long term debt, excluding the net discount on debt and deferred financing fees, as of December 31, 2015 are as follows:

2016	$98
2017	98
2018	32,739

The Company incurred debt issuance costs in connection with the new credit agreement in the amount of $316, plus $1,000 in debt discount, during the year ended December 31, 2015. As noted in Note 1, the Company early adopted ASU 2015-03 and ASU 2015-15, which allows the Company to present debt issuance costs on the consolidated balance sheets related to the term note as a direct deduction from the principal amount. Net discount on debt and deferred financing fees related to the term loan were $1,085, net of amortization of $301. The remaining $230 debt issuance cost and discount relates to the revolver. This portion is shown in the consolidated balance sheet as a deferred charge in other non-current assets, net of amortization of $64 as of December 31, 2015. Deferred charges related to the company’s former line of credit were $486, net of amortization of $289 as of December 31, 2014.

Note 5 — Leases

The Company leases certain real estate, both office and production facilities, as well as equipment from third parties. Lease expiration dates are between 2016 and 2025. A portion of capital leases are denominated in foreign currencies. Many of these leases include renewal options and in some cases options to purchase.

Future minimum lease payments to be made by the Company for noncancellable operating and capital leases as of December 31, 2015 consist of the following:

Years ending December 31,	Lease Obligation
	Operating Leases	Capital Leases
2016	$1,627	$55
2017	1,709	55
2018	1,676	55
2019	577	55
2020	27	55
Thereafter	114	175

Total minimum future obligations	$5,730	$450

Less current capital lease obligations		(55)

Long-term capital lease obligations		$395

The net book value of equipment under capital lease was $691 and $1,186 as of December 31, 2015 and 2014, respectively. Total operating lease expense for the year ended December 31, 2015 and 2014 totaled $1,627 and $1,650, respectively.

Note 6 — Income Taxes

The Company is a limited liability company, and the majority of our businesses and assets are held and operated by limited liability companies, which are not subject to entity-level federal or state income taxation. The income taxes with respect to these operations are payable by our member. The Company makes cash distributions to permit the member to pay these taxes. In 2015 and 2014, the Company did not make any cash distributions.

The Company’s income tax provision generally consists of income taxes payable by our separate subsidiaries that are taxed as corporations. For the years ended December 31, 2015 and 2014, income tax expense was zero. Additionally, in 2015, the Company dissolved its sole taxable subsidiary in the United States.

At December 31, 2015 and 2014, the foreign subsidiaries had $672 and $772, respectively of deferred tax assets. The deferred tax assets resulted primarily from net operating losses and were fully offset by a valuation allowance. In 2015 and 2014, the Company paid no income taxes and received no refunds.

Note 7 — Related Party Transactions

Consulting Fees

As disclosed in Note 9, the Company has consulting agreements with equity holders. The Company incurred expenses of $462 and $521 under those agreements for the years ended December 31, 2015 and 2014, respectively.

Additionally, as part of the 5th amendment to the line of credit agreement, a board member executed a pledge agreement in favor of the Company’s lender, which was effectively a guarantee related to $2,200 of the line of credit collateralized by an account funded by the board member. Subsequent to that agreement, the board member, through an affiliate, procured inventory of a corresponding $2,200 and sold the inventory to the Company. For its guarantee and related services, the Company paid loan fees, legal fees, and interest of approximately $260 to the board member, total payments to the board member and their affiliate were approximately $2,460 ($2,200 of inventory and $260 of fees and interest).

Note Receivable from Related Party

The Company purchased products from a supplier, who is a related party due to a common minority owner, under a sourcing agreement. During 2013, the Company entered into a note with the supplier to repay past pricing and quantity differences. This note was to be repaid by July 31, 2017 from net available cash flow and did not bear interest. Upon termination of the sourcing agreement with this supplier, any remaining balance outstanding on this note receivable would be forgiven without recourse.

The supplier did not earn available cash flow during 2014. Therefore no repayments were made. Accordingly, the Company recorded an allowance for doubtful accounts for the full balance of the note during the year ended December 31, 2014. During the year ended December 31, 2015, the Company terminated the sourcing agreement.

Additionally, the Company advanced funds for the normal purchase of inventory to this supplier, these advances totaled zero and $1,684 as of December 31, 2015 and 2014, respectively, and are included in supplier prepayments on the consolidated balance sheets. Subsequent to the termination of the agreement on October 1, 2015, the supplier failed to deliver on prepaid inventories. The remaining balance of supplier prepayments in the amount of $1,449 was fully reserved in 2015 due to the significant uncertainty as to the collectability of the amount. The supplier has ceased providing inventory to the Company, has not refunded any of the prepayments, and there is no underlying collateral. The Company intends to litigate to attempt to collect the supplier prepayment; any amounts collected will be recorded as a gain in the period in which the contingency is resolved.

Total purchases from the related party for the years ended December 31, 2015 and 2014 were approximately $6,677 and $12,193, respectively.

Note 8 — Customer Concentration

The Company has significant exposure to customer concentration. During the years ended December 31, 2015 and 2014, three customers accounted for more than 10% of sales individually. In total the three customers accounted for 74% and 83% of sales, respectively. At December 31, 2015 and 2014 these three customers accounted for 54% and 73%, respectively, of outstanding trade receivables, net or 55% and 69%, respectively, of accounts receivable, net. The three customers are customers of the domestic segment.

Note 9 — Commitments and Contingencies

Commitments

The Company has entered into management consulting services agreements with members of its parent. The services are related to proposed financial transactions and other senior management matters related to business administration. Those agreements provide for the Company to pay annual management fees of $460 plus expenses, payable quarterly. These expenses are recorded in general and administrative expenses on the consolidated statements of operations.

The Company entered into a marketing license agreement on January 1, 2012, with Nicklaus Brands, LLC, wherein a product royalty is paid on 1% of adjusted gross sales for certain products. Royalty expense related to this agreement was $172 and $240 for the years ended December 31, 2015, and 2014, respectively. The agreement ends in 2027 unless terminated earlier. Royalty expenses are recorded in general and administrative expenses on the consolidated statements of operations.

The Company entered into a license agreement on December 13, 2011 and amended the agreement in May 2015, with Ecto Development Corporation, wherein a per unit royalty is paid on sales of certain products. Royalty expense related to this agreement was $192 and $699 for the years ended December 31, 2015 and 2014, respectively. The agreement terminates on May 11, 2020 and may be renewed with the written consent of both parties. Royalty expenses are recorded in general and administrative expenses on the consolidated statements of operations.

Litigation Contingencies

In July 2013, Mars, Inc. (“Mars”) filed suit against the Company, a subsidiary TruRX LLC (“TruRX”) and a third party in the United States District Court for the Eastern District of Texas, alleging that the Company’s Minties and Minties Fresh products infringed on certain of its patents. In March 2014, Mars filed suit against the Company, TruRX, and a third party in the United States District Court for the Middle District of Tennessee, alleging that the Company’s Hip&Joint supplement product infringed on certain of its patents. In September 2014, Mars filed suit against the Company and several subsidiaries in the United States District Court for the Eastern District of Virginia, alleging that certain pet treats, including Delightibles branded treats, infringe on certain of its patents. In each case, Mars seeks lost profits or royalty damages in an amount not yet determined.

Mars may also seek an injunction against future sales by the Company. In each case, the Company believes that it has not infringed the patents-in-suit, and that the patents-in-suit are invalid. Additionally, the Company believes that it has equitable defenses in the Texas and Virginia cases, due to Mars’ extended periods of inaction in enforcing the patents-in-suit. Trials in the Texas and Virginia cases are set for 2016. Trial in the Tennessee case is set for 2017. The Company believes that they have meritorious defenses in each case, but can provide no assurance of a favorable outcome. The Company intends to vigorously defend this litigation; however, the Company cannot reasonably predict the outcome. As such the Company has not recorded a liability for this litigation.

The Company’s legal contingencies discussed above are reasonably possible to occur, however the amount of potential losses cannot currently be estimated. The Company records a liability when a particular contingency is probable and estimable. However, the Company has not accrued for any contingency at December 31, 2015 and 2014, as the Company does not consider any contingency to be probable or estimable. The Company expenses legal costs as incurred within general and administrative expenses on the consolidated statements of operations.

Note 10 — Segments

The Company has two operating segments, and thus two reportable segments, which are the procurement, packaging, and distribution of pet health and wellness products in the Domestic markets (U.S. and Canada) and in the International markets (primarily Europe). The determination of the operating segments is based on the level at which the chief operating decision maker reviews discrete financial information to assess performance and make resource allocation decisions, which is done based on these two geographic areas.

Financial information relating to the Company’s operating segments for the years ended December 31:

2015	Domestic	International	Consolidated
Net sales	$202,092	$3,595	$205,687
Gross profit	37,582	1,576	39,158
General and administrative expenses	33,926	1,662	35,588

Operating income (expense)	3,656	(86)	3,570
Interest expense			3,545
Other income (expense), net			—
Loss on debt extinguishment			1,449
Foreign currency gain, net			75

Identifiable assets	$86,531	$5,804	$92,335

Depreciation expense	$1,800	$42	$1,842

Amortization expense	$330	$405	$735

Capital expenditures	$1,479	$71	$1,550

2014	Domestic	International	Consolidated
Net sales	$157,407	$4,084	$161,491
Gross profit	20,857	1,880	22,737
General and administrative expenses	30,939	1,919	32,858

Operating income (expense)	(10,082)	(39)	(10,121)
Interest expense			980
Other income (expense), net			(12)
Loss on debt extinguishment			—
Foreign currency gain, net			122

Identifiable assets	$64,404	$6,182	$70,586

Depreciation expense	$1,408	$48	$1,456

Amortization expense	$408	$434	$842

Capital expenditures	$7,579	$85	$7,664

Note 11 — Correction of Immaterial Errors

In connection with the preparation of the consolidated financial statements, the Company determined that certain costs related to royalties and commission expense, which were previously included in cost of sales, should instead be reflected as general and administrative expenses. The Company evaluated the impact of the error on prior year’s financial statements and concluded that it was immaterial for the year ended December 31, 2014. While the amounts included in prior year were considered to be immaterial, the Company elected to revise the presentation of previously reported amounts to be consistent with the presentation for the year ended December 31, 2015. The effect of this immaterial change on the consolidated statements of operations for the year ended December 31, 2014 is as follows:

	As reported	Adjustment	As Restated
Cost of Sales	140,443	(1,689)	138,754
Gross Profit	21,048	1,689	22,737
General and Administrative	31,169	1,689	32,858

Note 12 — Pro forma financial information (unaudited)

The Company has not presented historical basic and diluted net loss per share because the historical capital structure makes the presentation of net loss per share not meaningful, as the Company does not have any shares of common stock outstanding as of December 31, 2015.

Unaudited pro forma financial information has been presented to disclose the pro forma income tax expense and net loss attributable to PetIQ, Inc., the registrant in the accompanying Registration Statement on Form S-1 (Form S-1) to register shares of Class A common stock of PetIQ Inc. The unaudited pro forma financial information reflects an adjustment to the provision for income taxes to reflect an effective tax rate of         %, which was calculated using the U.S. federal income tax rate and the highest statutory rates applied to income apportioned to each state and local jurisdiction. This tax rate has been applied to the         % portion of income before taxes that represents the economic interest in PetIQ Holdings, LLC that will be held by PetIQ Inc. upon completion of the Merger and Reclassification disclosed in the Form S-1, but before application of the proceeds of the offering. In addition, pro forma provision for income taxes includes the historical provision for income taxes of $             related to PetIQ, LLC. The sum of these amounts represents total pro forma provision for income taxes of $                .

The unaudited pro forma financial information also reflects the effects of the Contributions and Reclassification on the allocation of pro forma net loss between noncontrolling interests and PetIQ, Inc. After the Merger and Reclassification, but prior to the completion of the offering, the noncontrolling interests of PetIQ, Inc. held by the continuing owners of PetIQ Holdings, LLC will have a         % economic ownership of PetIQ Holdings, LLC, and as such,         % of pro forma net loss will be attributable to the noncontrolling interests.

The pro forma unaudited net loss per share has been prepared using pro forma net loss, as set forth above, which reflects the pro forma effects on provision for income taxes and the allocation of pro forma net loss between noncontrolling interests and PetIQ, Inc., resulting from the Contributions and Reclassification, but before application of the proceeds of the offering. In addition, pro forma weighted average shares outstanding includes Class A common stock of PetIQ, Inc. that will be outstanding after the Contributions and Reclassification, but before the offering.

The supplemental pro forma information has been computed, assuming an initial public offering price of $                 per share, the midpoint in the estimated price range set forth on the cover of the prospectus included in the Company’s Form S-1 Registration Statement. The computations assume there will be no exercise by the underwriters of their option to purchase additional shares of Class A common stock.

Class A Common Stock

             Shares

PetIQ, Inc.

Prospectus

Baird	William Blair

Through and including                 , 2016 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                    , 2016

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth all expenses to be paid by the registrant, other than estimated underwriting discounts and commissions, in connection with our initial public offering. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and the              listing fee:

SEC registration fee	$	*
FINRA filing fee		650
listing fee		*
Printing expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue sky fees and expenses (including legal fees)		*
Transfer agent and registrar fees		*
Miscellaneous		*

Total	$	*

*	To be filed by amendment

Item 14. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law, or DGCL, authorizes a corporation’s board of directors to grant, and authorizes a court to award, indemnity to officers, directors and other corporate agents.

As permitted by Section 102(b)(7) of the DGCL, the registrant’s certificate of incorporation to be in effect upon the closing of this offering includes provisions that eliminate the personal liability of its directors for monetary damages for breach of their fiduciary duty as directors, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit.

In addition, as permitted by Section 145 of the DGCL, the bylaws of the registrant to be effective upon completion of this offering provide that:

●	The registrant shall indemnify its directors and officers for serving the registrant in those capacities or for serving other business enterprises at the registrant’s request, to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the registrant and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

●	The registrant may, in its discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law.

●	The registrant is required to advance expenses, as incurred, to its directors and officers in connection with defending a proceeding, except that such director or officer shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

●	The registrant will not be obligated pursuant to the bylaws to indemnify a person with respect to proceedings initiated by that person, except with respect to proceedings authorized by the registrant’s board of directors or brought to enforce a right to indemnification.

●	The rights conferred in the bylaws are not exclusive, and the registrant is authorized to enter into indemnification agreements with its directors, officers, employees and agents and to obtain insurance to indemnify such persons.

●	The registrant may not retroactively amend the bylaw provisions to reduce its indemnification obligations to directors, officers, employees and agents.

The registrant will enter into separate indemnification agreements with each of its directors and officers that provide the maximum indemnity allowed to directors and executive officers by Section 145 of the DGCL and certain additional procedural protections. The registrant will also maintain directors and officers insurance to insure such persons against certain liabilities.

These indemnification provisions and the indemnification agreements entered into between the registrant and its officers and directors may be sufficiently broad to permit indemnification of the registrant’s officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to directors or executive officers, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

The underwriting agreement to be filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of the registrant and its officers and directors for certain liabilities arising under the Securities Act and otherwise.

Item 15. Recent Sales of Unregistered Securities

In connection with the recapitalization transactions described in the accompanying prospectus, the registrant will issue shares of Class A common stock to certain entities affiliated with Eos Partners, L.P. and certain entities affiliated with Highland Consumer Partners. In addition, the registrant will issue shares of Class B common stock to owners of PetIQ Holdings, LLC prior to the consummation for this offering. The shares of Class A common stock and Class B common stock described above will be issued in reliance on the exemption contained in Section 4(a)(2) of the Securities Act of 1933 on the basis that the transaction will not involve a public offering. No underwriters will be involved in the transaction.

Unless otherwise stated, the sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act (or Regulation D or Regulation S promulgated thereunder), or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions.

Item 16. Exhibits and Financial Statement Schedules

(3) Exhibits. The following exhibits are included herein or incorporated herein by reference:

Exhibit Number	Description

1.1*	Form of Underwriting Agreement

3.1*	Form of Amended and Restated Certificate of Incorporation of PetIQ, to be effective upon the closing of this offering

3.2*	Form of Bylaws of PetIQ, to be effective upon the closing of this offering

4.1*	Specimen Stock Certificate evidencing the shares of Class A common stock

5.1*	Form of opinion of Winston & Strawn LLP

10.2*	Form of Registration Rights Agreement, to be effective upon the closing of this offering

10.3	Fifth Amended and Restated Limited Liability Company Agreement of True Science Delaware Holdings, LLC, as currently in effect

10.4*	Form of Sixth Amended and Restated LLC Agreement of PetIQ Holdings, LLC, to be effective upon the closing of this offering

10.5*	Form of Contribution Agreement, to be effective upon the closing of this offering

10.6*	Form of Preference Notes, to be effective upon the closing of this offering

10.7*	Form of Recapitalization Agreement, to be effective upon the closing of this offering

10.8+	Employment and Non-Competition Agreement, dated May 31, 2012, between True Science Holdings, LLC and Scott Adcock.

10.9+	Employment and Non-Competition Agreement, dated May 31, 2012, between True Science Holdings, LLC and McCord Christensen.

10.10+	Offer Letter, dated March 6, 2014, between True Science and John Newland.

10.11*+	PetIQ, Inc. Omnibus Incentive Plan

10.12*+	Form of Award Agreement under PetIQ, Inc. Omnibus Incentive Plan

10.13*+	Form of Indemnification Agreement for Directors and Officers

10.14	Amended and Restated Credit Agreement, dated March 24, 2016, among PetIQ, LLC, the other credit parties thereto, Crystal Financial LLC and the other lenders party thereto.

21.1*	List of subsidiaries of PetIQ

23.1	Consent of KPMG LLP

23.3*	Consent of Winston & Strawn LLP (included in Exhibit 5.1)

24.1*	Powers of Attorney (included in signature pages of this registration statement)

+	Indicates exhibits that constitute management contracts or compensatory plans or arrangements

*	Indicates to be filed by amendment.

(b) Financial Statement Schedules. All financial statement schedules are omitted because they are not applicable or the information is included in the registrant’s consolidated financial statements or related notes.

Item 17. Undertakings

(1) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(2) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(3) The undersigned registrant hereby undertakes that:

(A) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(B) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(4) The undersigned Registrant hereby undertakes that, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) The undersigned Registrant hereby undertakes that, for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(1)	Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(2)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(3)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(4)	Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in Eagle, Idaho on this      day of                    , 2016.

PetIQ, Inc.

By:

Name:

Title:

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints McCord Christensen and John Newland and each of them, as his true and lawful attorney in fact and agent with full power of substitution, for him in any and all capacities, to sign any and all amendments to this registration statement (including post effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) increasing the number of securities for which registration is sought), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney in fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney in fact and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

McCord Christensen	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)

John Newland	Chief Financial Officer and Corporate Secretary (Principal Financial Officer Principal Accounting Officer)

Scott Adcock	President and Director

Mark First	Director

Gary Michael	Director

James Clarke	Director

Ronald Kennedy	Director

David Krauser	Director

EXHIBIT INDEX

Exhibit Number	Description

1.1*	Form of Underwriting Agreement

3.1*	Form of Amended and Restated Certificate of Incorporation of PetIQ, to be effective upon the closing of this offering

3.2*	Form of Bylaws of PetIQ, to be effective upon the closing of this offering

4.1*	Specimen Stock Certificate evidencing the shares of Class A common stock

5.1*	Form of opinion of Winston & Strawn LLP

10.2*	Form of Registration Rights Agreement, to be effective upon the closing of this offering

10.3	Fifth Amended and Restated Limited Liability Company Agreement of True Science Delaware Holdings, LLC, as currently in effect

10.4*	Form of Sixth Amended and Restated LLC Agreement of PetIQ Holdings, LLC, to be effective upon the closing of this offering

10.5*	Form of Contribution Agreement, to be effective upon the closing of this offering

10.6*	Form of Preference Notes, to be effective upon the closing of this offering

10.7*	Form of Recapitalization Agreement, to be effective upon the closing of this offering

10.8+	Employment and Non-Competition Agreement, dated May 31, 2012, between True Science Holdings, LLC and Scott Adcock.

10.9+	Employment and Non-Competition Agreement, dated May 31, 2012, between True Science Holdings, LLC and McCord Christensen.

10.10+	Offer Letter, dated March 6, 2014, between True Science and John Newland.

10.11*+	PetIQ, Inc. Omnibus Incentive Plan

10.12*+	Form of Award Agreement under PetIQ, Inc. Omnibus Incentive Plan

10.13*+	Form of Indemnification Agreement for Directors and Officers

10.14	Amended and Restated Credit Agreement, dated March 24, 2016, among PetIQ, LLC, the other credit parties thereto, Crystal Financial LLC and the other lenders party thereto.

21.1*	List of subsidiaries of PetIQ

23.1	Consent of KPMG LLP

23.3*	Consent of Winston & Strawn LLP (included in Exhibit 5.1)

24.1*	Powers of Attorney (included in signature pages of this registration statement)

+	Indicates exhibits that constitute management contracts or compensatory plans or arrangements

*	Indicates to be filed by amendment